04046102

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME New World Development Co Ltd

*CURRENT ADDRESS 30/F, New World Tower
18 Queen's Road Central
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

FILE NO. 82- 2971 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: GBS

DAT : 11/12/04

RECEIVED
2004 NOV 12 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

6-30-04
ARIS

New World Development Company Limited


New World Centre

Annual Report 2004



Cover: five listed units serving community needs

1. NWD-owned New World Centre offers unique shopping experience to local and overseas customers.

2. NWCL's Beijing New World Centre has developed into a hotspot for shopping, dinning and leisure services in Chongwen District, Beijing.

3. NWMHL brings people closer together with its innovative mobile services.

4. NWSH manages HKCEC, a facility that helps take Hong Kong's trade forward.

5. NWTMT operates call centre services in Mainland China to realize for individuals and businesses the true potential of an interconnected world.

Our property development portfolio is focused on residential usage in Hong Kong. This is complemented by a sizeable investment property portfolio comprising shopping malls, offices, hotels and service apartments. Our Mainland China property arm — New World China Land — is one of Mainland China's leading property developers.

Our service businesses cover a wide range of activities, including facilities; contracting; transport; financial and environmental services.




CITYBUS 城巴

Our infrastructure businesses in Hong Kong, Macau and Mainland China include energy; roads and bridges; water treatment and waste management; container handling, logistics and warehousing.

In telecommunications, New World Mobility offers innovative and customer-oriented mobile and multimedia services, while New World Telecommunications provides the full spectrum of fixed-line, broadband, data and IDD services.




New World Mobility
200
$80/800

New World Development Company Limited
(Stock code: 017)

PROPERTY

Hong Kong Property

New World China Land Limited
(Stock code: 917) 70%
Mainland China Property

Hotels
(Hong Kong, Mainland China and Southeast Asia)

SERVICE & INFRASTRUCTURE

NWSH
NWS Holdings Limited
(Stock Code: [illegible]) [illegible]

Service Management
(Facilities, Contracting, Transport, Financial and Environmental)

Infrastructure Management
(Energy, Roads and Bridges, Water Treatment and Waste Management)

Ports Management
(Container Handling, Logistics and Warehousing)

STRATEGIC BUSINESSES

New World Department Stores Limited
100%

New World TMT Limited
(Stock code: 301) 54%

New World China Enterprises Projects Limited
100%

TELECOMMUNICATIONS

NWM
New World Mobile Holdings Limited

NWT
New World Telecom

As at 15 October 2004

	FY2004 HK$m	FY2003 HK$m (as restated)
Turnover	25,653.0	21,056.3
Loss before taxation	(1,429.0)	(5,144.6)
Share of results of		
associated companies	525.4	93.7
jointly controlled entities	1,815.9	212.7
Loss attributable to shareholders	(976.2)	(4,707.7)
Dividend per share HK$		
Interim	0.02	0.06
Final	0.04	—
Full-year	0.06	0.06
Net cash from operating activities	1,805.2	459.7
Total assets	111,142.2	115,494.6
Shareholders' funds	54,405.0	45,957.2
Net debt	21,613.3	31,231.3
Gearing ratio	39.7%	68.0%

Chairman's Statement

To Our Shareholders,

Hong Kong's economy has regained its momentum since the fourth quarter of 2003 after experiencing six years of misty business environment.

Inflation appeared to have set in to end a protracted deflationary period, as consumer price index rose 0.8% year-on-year in August 2004, on top of a 0.9% increase in July 2004. Hong Kong's unemployment rate dropped in August 2004 to 6.8%, the lowest level in the past 30 months. Vacancies increased noticeably in all major job categories over a year earlier.



Hong Kong people are quickly restoring their self-confidence. Hong Kong has gone through countless difficult moments in the past. Our belief in our abilities and our determination to work for a better future have helped us overcome all obstacles.

The external environment is likely to remain favourable to Hong Kong's economy. China's economy has maintained its stability since measures to prevent economic overheating were put in place a few months ago.

Higher interest rates and rising oil prices are the key risk factors for Hong Kong in the coming months, though their impacts have been minimal so far. The effects of interest rate increases will be mitigated by inflationary pressures, now that an inflationary environment has gradually returned. High oil prices will have direct adverse impacts on Mainland China, while their effects on Hong Kong tend to be more indirect. As in the last oil crisis, these challenges will present us a good opportunity to improve productivity.

Regional economic initiatives, such as Pearl River Delta regional cooperation, will coordinate developmental efforts by cities within the region, with a view to realizing mutual benefits and creating a win-win situation for all. Hong Kong is and will remain the focal point of the Pearl River Delta. Let us work together to take Hong Kong to new heights. I believe Hong Kong will continue to be a business and financial hub in the region for decades to come.

Dr. Cheng Yu-Tung
Chairman
Hong Kong, 15 October 2004

Managing Director's Report



To Our Shareholders,

New World Group now has totally five listed vehicles, each focusing on its areas of strength. Our core operations have benefited greatly from the revival of Hong Kong economy and prosperity in Mainland China.

Strong core operations

For the year under review, the Group recorded a turnover of HK$25.7 billion, up 22% from last year. Contributions from property sales and rental, service and infrastructure, department stores and hotels achieved either turnaround or growth. The Group fulfilled the promise of a significant debt reduction by trimming net debt down by almost HK$10 billion. Gearing was substantially reduced to 39.7% from 68.0%. A final dividend of 4 Hong Kong cents per share was proposed, as the Group is confident in the robustness of cash flow from our operations in future. Together with the interim dividend paid, the full-year dividend is expected to be 6 Hong Kong cents per share.

Hong Kong's property market has undoubtedly turned around since the fourth quarter of 2003. Our sales personnel at every project feel the heat of demand. The recent land auctions are telling indicators of most developers' expectation of more favourable market conditions going forward. CEPA implementation and Hong Kong's economic recovery increased office demand as companies hire more personnel and expand business scale. Tourists are arriving in Hong Kong in great numbers, boosting retail traffic. The Group's hotel operations regained their pre-SARS profitability levels.

New World China Land Limited ("NWCL") reported a profit of HK$127.3 million. The significant improvement in results was attributable to the improvement in its property sales, rental, hotel and property management operations. With abundant land reserve (15 million sq. m. developable GFA), NWCL is in a better position than other developers especially when new land can now only be acquired through public auctions or tenders.

NWS Holdings Limited reported a profit of HK$1,538.2 million, up 29% year-on-year. The robust results reflected the success of the reorganization completed in early 2003 and the achievement of distinct synergies amongst its service, infrastructure and ports divisions.

In May 2004, the Group's subsidiary NWTMT filed complaints and claims against PrediWave Companies as they failed to fulfill their promises in the contract. NWTMT's Board of Directors decided that it is appropriate to make provisions of HK$4,392.0 million against the PrediWave related investments and assets ("PrediWave Provisions"). However, if stripping out the PrediWave provisions made by NWTMT, the Group should have made a profit of approximate HK$1.41 billion. The Group expects no major capital expenditure on TMT projects, and we will consolidate our TMT businesses to generate stable cash flow.

Confidence in future

We are optimistic about the economy of Mainland China. Mainland China's GDP in 2003 grew by 9.3% to RMB11.7 trillion or over US$1,000 per capita, and the country's GDP growth in 2004 is expected to be at least 7%. We believe the long-term economic growth and stability of Mainland China is achievable. Since Hong Kong's handover in 1997, its economy is more and more correlated to Mainland China. As a result, Hong Kong's prosperity is expected to go hand-in-hand with Mainland China.

Pearl River Delta regional co-operation will further drive the Hong Kong economy forward. The Group will leverage on its exposure in the region to explore new opportunities and fuel the growth of its core businesses. The Group's core businesses, including properties and hotels, service and infrastructure and department stores, will continue to perform well and generate strong cash flow.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 15 October 2004



Property



Discovery Park Shopping Mall

Hong Kong Property Development

Property sales in Hong Kong, FY2002 - FY2004 (sq.ft.)


1,136,977
660,341
493,342
FY2002
FY2003
FY2004

The property market in Hong Kong rebounded in the fourth quarter of 2003. Since then, both volume and pricing recorded solid growth. During the year under review, the Group's attributable share of property sales revenues amounted to HK$4.233 billion. The Group sold 1,136,977 sq. ft. in Hong Kong comparing to 660,341 sq. ft. in FY2003. In FY2004, the Group completed the construction of 2 Park Road and Bon-Point at the Mid-Levels of Hong Kong Island; Parc Palais, Sky Tower and Kingsford Terrace in Kowloon.

The Group now has a landbank, excluding agricultural land pending conversion, of 5.54 million sq. ft. which is enough for meeting its development needs for three to four years. Moreover, the Group has a total 20 million sq. ft. of agricultural land reserve.

Development projects	Attributable GFA (sq. ft.)
Hong Kong Island	748,645
Kowloon	1,957,911
NT excluding agricultural land pending conversion	2,835,219
Total	**5,541,775**

Agricultural landbank by location	Total land area (sq. ft.)	Attributable land area (sq. ft.)
Yuen Long	14,420,000	12,937,100
Shatin / Tai Po	3,414,000	2,528,000
Fanling	2,310,000	2,310,000
Tuen Mun	120,000	120,000
Sai Kung	1,905,000	1,668,000
Total	**22,169,000**	**19,563,100**

Parc Palais, located at King's Park, features a grand central garden and a magnificent harbour view.



The Group is actively negotiating with government on agricultural land conversion. However, during FY2004, the Group only concluded land premium negotiation on one site of GFA 260,000 sq. ft.. Several leading developers voiced out difficulties in closing agricultural land premium negotiations with the government due to differences in price expectations. To ride on the property upturn, the Group is seeking alternate landbank replenishment sources by participating in public auctions and tendering URA projects.

Strong competition during the auctions for two major sites in Homantin and San Po Kong on 12 October 2004 further confirmed the upturn of the Hong Kong property market. In FY2005, on an attributable basis, the Group has approximately 1.8 million sq. ft. property for sale, including inventory completed before FY2005 and projects to be launched for sale. Projects to be launched in the coming months include Kennedy Town Redevelopment, Black's Link, Tseung Kwan O Area 55b, Lau Fau Shan and Fu Tei projects.

FY2005 Projects	Location	Attributable GFA (sq. ft.)
Inventory completed before FY2005		332,668
Caldecott Hill (郝德傑山)	Piper Hill	31,220
33 & 35 Island Road (香島道33及35號)	Southern District	27,438
Kennedy Town Redevelopment (堅尼地城重建項目)	Western District	676,687
6-10 Black's Link (布力徑6－10號)	The Peak	27,814
Tseung Kwan O Area 55b (將軍澳55b區項目)	Tseung Kwan O	411,336
Lot No. 3569 in DD129, Lau Fau Shan (流浮山項目)	Yuen Long	66,522
3 Tuen Kwai Road, Fu Tei (虎地屯貴路3號)	Tuen Mun	196,744
Total		**1,770,429**

Hong Kong Property Investment

Hong Kong rental market bottomed at end 2003 with both effective rent and occupancy firming up thereafter. Rental revenue for the Group's investment properties in Hong Kong amounted to HK$779.7 million, a 8.5% decrease from FY2003. Rental rates of our premises for FY2004 could not immediately reflect the improving market conditions, as some tenancy agreements were renewed in 2003, when market rates were on a downward trend.

Increase in individual travellers from Mainland China and overseas boosted retail traffic. Located at the Tsimshatsui Promenade and next to New World Centre, the "Avenue of Stars", a major new attraction donated by the Group to honour Hong Kong's film professionals, has become a big draw for tourists and locals alike soon after its completion. The monthly visitor flow for the Avenue of Stars was over 1 million after its launch in April 2004. Pedestrian traffic is expected to be further enhanced with the completion of the KCR East Tsimshatsui Station and its associated road works outside New World Centre by the end of October 2004. Higher traffic may translate into positive rental revisions at New World Centre.

The Group now is working on a one million-sq.ft. Hanoi Road Redevelopment Project at Tsim Sha Tsui. The project comprises a hotel, service apartments and a shopping mall with direct access to MTR Tsim Sha Tsui Station and KCR East Tsim Sha Tsui Station.


New World Centre

As KCR East Tsim Sha Tsui Station and its adjoining pedestrian links come into service, New World Centre will have easy access to both MTR and KCR.

Hotels



New World Renaissance Hotel is just a short walk from a wide array of cultural, shopping and tourism facilities in Tsim Sha Tsui.

The Group's hotel portfolio comprises 14 hotels in Hong Kong, Mainland China and Southeast Asia. Hong Kong hotels have improved significantly in both occupancy and average room rate. The Group's hotel operations regained their pre-SARS profitability levels.

China Hotel in Guangzhou was reverted to our local partner in Guangzhou after the expiry of the build-operate-transfer contract in June 2004. In FY2004, the 860-room Mayfair Hotel Shanghai was completed, bringing our Mainland China hotel portfolio to 7 hotels providing 2,968 guest rooms.

Hotels in Mainland China	City	Number of rooms
New World Courtyard Hotel	Beijing	293
Jing Guang New World Hotel	Beijing	444
Mayfair Hotel Shanghai	Shanghai	860
New World Hotel	Shenyang	261
New World Courtyard Hotel	Shunde	376
New World Courtyard Hotel	Wuxi	243
Grand New World Hotel	Xian	491
Total		**2,968**

Mainland China Property

New World China Land Limited ("NWCL") is the Group's 70%-owned Mainland China property arm. NWCL's property portfolio currently has 45 major projects with a total GFA of 17 million sq. m. across 17 cities.

NWCL's landbank breakdown


Beijing 21%
Tianjin 2%
Shenyang 18%
Shanghai 5%
Wuhan 18%
Guangzhou 23%
Pearl River Delta 7%
Other Regions 6%



Shenyang New World Garden is one of the major residential projects of NWCL.

During the year under review, NWCL has completed 15 property development projects in 10 cities with a total GFA of 997,283 sq. m., an increase of 39% year-on-year. Area sold surged 62% to 909,772 sq.m. in FY2004.



GFA completion (sq.m.)
478,635
717,582
997,283
FY2002
FY2003
FY2004



GFA sold (sq.m.)
376,474
560,947
909,772
FY2002
FY2003
FY2004

Together with the remaining 595,743 sq.m. inventory completed before FY2005, NWCL has approximately 1.3 million sq.m. available for sale, which is sufficient to meet the demand for our premium quality commodity properties in the coming year.

Shanghai Hong Kong New World Tower was completed in October 2003 with satisfactory occupancy. The total GFA of NWCL'S investment portfolio amounted to 1.2 million sq. m.. NWCL's investment portfolio includes retail spaces, offices, hotels and service apartments at prime locations of high growth cities.

Austerity measures were released by the Central Government in the second quarter of 2004 to cool down the overheating economy. The tightening in credit control has only affected developers with weaker financial position or liquidity problems. The new credit policy had minimal effects on the Group given its good credit history and quality projects.



Shanghai Hong Kong New World Tower, NWCL's flagship commercial complex standing on Huai Hai Road, is reputed as one of China's new top 10 landmark buildings.



Service



Hong Kong Convention and Exhibition Centre


Service • Service • Service • Service • Service • Service • Service • Service • Service • Service

Service

After the end of the SARS crisis, Hong Kong enjoyed a fast-paced recovery during the second half of 2003. With strong support from the Central Government — seen in measures such as the endorsement of CEPA and the lifting of travel restrictions on Mainlanders wishing to visit Hong Kong — the majority of service operations have benefited from the ensuing economic revival. The overall performance of service operations for FY2004 was satisfactory.


HONG
KONG
Asia's world city
See You
Next Year
NWSH's service division manages HKCEC, where most of Hong Kong's biggest trade shows are hosted every year.

HKCEC achieved an encouraging result mainly due to the quick economic recovery in tourism, retail, and consumer related businesses, as well as from the spill-over effect of the post-SARS business rescheduling of many exhibitions and conventions. The occupancy of the HKCEC for the year was comparable to those previous years when mega functions such as ITU — Telecom Asia were held. The Group is discussing with the Trade Development Council on the possible cooperation of HKCEC Atrium Link Extension.

Property management produced a satisfactory result. As at 30 June 2004, Urban Property Management managed a total of 20 million sq. ft. of commercial/industrial areas, 180,000 residential flats, and 33,000 car park spaces. Kiu Lok Service Management Company Limited achieved sound results, mainly attributable to the improved activities in the Mainland China agency and property management businesses.

Sky Connection Limited, which retails duty free tobacco and liquor at Hong Kong International Airport and ferry terminals, delivered satisfactory results.


The first-class management services at the clubhouse of Dalian Manhattan Towers are provided by Kiu Lok, a property management unit of NWSH.

Hong Kong construction operations faced a tough environment due to a shrinking property construction market and intense competition among major players. Hip Hing's total contracts on hand at the end of the financial year was HK$17.4 billion with HK$11.4 billion representing the total value accruing upon completion of these projects. Hip Hing and NWS Engineering Group each has set up a wholly foreign owned enterprise ("WFOE") in Beijing to compete for local contracting projects. Hip Hing also took a 10% interest in one of the largest construction groups in Mainland China, namely 中建三局建築股份有限公司 (unofficial translation being China Construction Third Engineering Bureau Co., Ltd.).

The Group's transport operations have yet to regain their profitability back to the pre-SARS level. The dramatic increase in oil prices and competition from other modes of transport have further affected their profitability. Under a business reorganization carried out this year, Chow Tai Fook Enterprises Limited and the Group established a joint venture company, Merryhill Group Limited that encompasses all the transport and related businesses of New World First Holdings Group and Citybus Group.

The Group's investment in Kunming bus service, which commenced business in early 2004, made an immediate profit contribution. The direct investment in a public transport operation in Kunming underlines our determination to invest across the border.



NWFB is a part of Merryhill Group, an NWSH's joint-venture that operates an extensive network of bus and ferry services in Hong Kong.



Infrastructure



Chongqing Water Plant

Infrastructure • Infrastructure • Infrastructure

Infrastructure



Zhujiang Power Station supports the region's industrial growth.

The infrastructure operations maintained stable growth in its profitability in FY2004. The Energy, Water Treatment and Waste Management businesses benefited from the surging demand for electricity and treated water respectively. The road and expressway projects benefited from the growth in high quality logistics services in Mainland China.

The Group's power plant operations benefited from surging electricity generation and consumption caused by economic growth, especially in Guangdong Province. Zhujiang Power Phase I & II and Macau Power electricity sales increased by 16% and 7% respectively.

The toll income of Guangzhou City Northern Ring Road increased by 19% mainly from the reclassification of toll rates/vehicle types in August 2003 under the Guangdong Province joint toll collection scheme. Average daily traffic flow of Sections I and II of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) increased by 18% and 19% respectively. In November 2003, the Group announced the disposal of the Zhaoqing Roadways Network for a consideration of approximately HK$1.168 billion. These disposals were all completed by March 2004. The contribution from the Bridges was not significant, owing to the Group's disposals of Tianjin Yonghe Bridge and a bridge project in Zhaoqing. Negotiations of the detailed terms in respect of the compensation from the Wuhan City Government following the cessation of toll collection at the Wuhan Bridges project is still in progress and partial consideration has been received according to the agreed schedule. The Group's development strategy is to focus on expressway projects located in cities and provinces with high growth potential.

The profit contribution from the Water Treatment and Waste Management operations increased in FY2004. The increase was attributable to the improved performance of certain projects in Mainland China, especially a full-year contribution from the Chongqing project that commenced operations in November 2002. The Macao Water Supply Company Limited was once again the highest profit contributor to the operations. The average daily sales of water increased by 5% over FY2003.

Guangzhou City Northern Ring Road, a key component of Guangzhou's highway system.





Chongqing Water Plant supplies water to thousands of homes and businesses.

During the year, Sino-French, the equity joint venture under the Group, contracted new investments in the water treatment sector in Hainan Province and Tianjin Municipality in Mainland China. The water plant in Sanya City, Hainan Province commenced operation in January 2004 and the project in Tanggu District, Tianjin Province is expected to start operation later this year. With new projects coming on stream, the profit contribution is likely to grow.

The Group's Hong Kong port operations experienced downward pressure on its container handling fees, in face of fierce competition from Shenzhen ports. During the year CSX World Terminals Hong Kong Limited ("CSXWTHK") handled approximately 1.11 million TEUs, a decrease of 17% from 1.34 million TEUs recorded in FY2003. The change was mainly due to the loss of a major customer. CSXWTHK is now undertaking aggressive marketing measures to seek replacement customers and implementing cost-saving measures to protect margins. The average occupancy rate of ATL Logistics Centre decreased slightly to 91% in FY2004, from 95% in FY2003. In order to maintain its premier position, ATL Logistics Centre is upgrading both hardware and software to enhance the quality of its customer service.

Asia Container Terminals Limited has an interest in two berths at Container Terminal No. 8 West, after the exchange of these two CT9 berths for Modern Terminals Limited's two berths at Container Terminal No. 8 West was completed during FY2004.

The ports of Tianjin and Xiamen continue to lead the way in the Mainland China port sector on the back of solid expansion in trade flows. In FY2004, the throughputs of the two ports increased 25% and 11% from the previous year respectively.

The Group's ports operations are well positioned to capture future growth and improve profitability, particularly those in Mainland China. The Group will continue to explore new investment opportunities in the port and logistics sectors in Mainland China with a view to widening the earnings base.



Telecommunications

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Telecommunications • Telecommunications

Telecommunications • Telecommunications • Telecommunications

Telecommunications


新世界傳動網
New World Mobility

NWM has grouped its multimedia value-added services under "M kee" service brand.

New World Mobility ("NWM")

The subscriber base of NWM grew from 990,000 in June 2003 to 1,250,000 in June 2004, representing a 26% increase. In FY2004, NWM recorded an EBIT of HK$216.4 million.

In July 2004, the Group completed the disposal of the entire interest in New World PCS Holdings Limited to Asia Logistics Technologies Limited ("ALT") and the subscription of new shares and a convertible note issued by ALT. Upon completion of the series of transactions, the Group's mobile phone business started to operate under the fifth listed company of the Group, and ALT was renamed New World Mobile Holdings Limited. During the year under review, over HK$100 million has been invested in upgrading the network in a bid to stay technologically competitive and enlarge capacity for the growing subscriber base. In order to meet the demand of the subscribers, NWM signed a USD30 million contract with Nokia in June 2004 for the expansion of its GSM network to provide advanced and innovative multi-media solutions, including EDGE and Push to Talk over Cellular.

Amidst the intensive market competition, NWM aims to maintain a similar level of market share in the next financial year. While NWM strives to improve the ARPU by introducing more exciting mobile data services via advanced mobile technology, NWM will continue to explore new revenue streams and exercise various measures to contain costs.


New World Mobility
EBIT (HK$ mil)
225
216
FY2003
FY2004
Subscriber base
990,000
1,250,000
FY2003
FY2004

New World Telecommunications ("NWT")


YAHOO! 雅虎香港
NWT 新世界電訊
Launch ceremony for a joint business initiative between New World Telecom and Yahoo! Hong Kong to support local businesses

During the year, intense competition triggered the plunge of IDD rates which caused a negative EBIT of HK$163.3 million before other charges.

NWT is an integrated communications service provider to offer a wide range of IP data and voice services. NWT's broadband network has reached 98% of Hong Kong population through a combination of self-built network and network resources sharing arrangements with other operators and public organizations.

NWT expects that the withdrawal of Type II Interconnection will have minimal impact on its fixed line business because it has progressively extended its self-built network and deployed various new technologies such as Next Generation Network to serve customers.

Capex spending will be incurred on expansion of data and broadband network, deployment of wireless access technologies, and establishment of new platforms to support the integration of web voice mail, fax mail and e-mail services.


卫邦整形
VIP满200减60
'04春夏抢先购物节

Strategic Businesses

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满200减60
'04春夏抢先购物节

NWDS Hongkou shop, Shanghai

Strategic Businesses

Strategic Businesses


新世界百货
LONGINES
TISSOT
购物享受新体验

NWDS's shop in Ningbo

New World Department Stores

New World Department Stores ("NWDS") benefited from the growing consumer market in Mainland China. Total sales in FY2004 amounted to HK$3.3 billion, up 21.7% year-on-year. As at the end of June 2004, NWDS's operations expanded to 15 stores across 10 cities in Mainland China and Hong Kong with a total GFA of 4,770,000 sq.ft.. In the past 12 months, NWDS opened new stores in Shanghai Hongkou, Kunming and Shanghai Dingxi Road. The Group plans to open two more stores in Ningbo and Nanjing in coming months.

City	城市	Date of business commencement	GFA (sq. ft.)
Existing			
Wuhan (Jianshe Dadao)	武漢(建設大道)	Nov 1994/Sep 2000#	370,000*
Shenyang (Nanjing Street)	瀋陽(南京街)	Nov 1995	90,000
Wuxi	無錫	Jan 1996	170,000
Harbin	哈爾濱	Nov 1996	370,000
Tianjin	天津	Oct 1997	900,000
Ningbo	寧波	Apr 1998	110,000
Beijing	北京	Jun 1998/Oct 2000#	1,160,000*
Hong Kong	香港	Apr 1999	140,000*
Shenyang (Taiyuan Street)	瀋陽(太原街)	Aug 2000	110,000
Shanghai (Central Huaihai Road)	上海(淮海中路)	Dec 2001	240,000
Wuhan (Jianghan Road)	武漢(江漢路)	Dec 2001	250,000
Shanghai (Changning Road)	上海(長寧路)	Jan 2002	220,000*
Dalian	大連	Sep 2002	340,000*
Shanghai (Hongkou)	上海(虹口)	Oct 2003	160,000
Kunming	昆明	June 2004	140,000
Total			**4,770,000**
To be opened			
Shanghai (Dingxi Road)	上海(定西路)	Sep 2004	57,000
Ningbo	寧波	2004	114,000
Nanjing	南京	2005	470,000
Total			**641,000**

* include supermarket

\# open in two phases



NWTMT provides call centre services in Mainland China.

New World TMT Limited

New World TMT Limited ("NWTMT") will focus on existing projects to generate cash flow and divest under-performing assets & investments. Furthermore, NWTMT will leverage on its synergies with NWT and NWM to enhance China TMT market deployment and reinforce its role as intermediary between China and the world in telecom and media sectors.

New World China Enterprises

Since the inception of New World Liberty China Ventures Limited in December 2000, ten projects have been invested in and 65% of the initial US$150 million capital has been invested in small and medium-size enterprises in China. Amongst the investments, healthcare and automobile downstream services achieved steady growth.



Fulintang, an NWCEP's project that contributes significantly to the modernization of Chinese medicine and health products.

A Boost to Hong Kong's Tourism



Financial Secretary Henry Tang (third from right) and the Group's Chairman Dr Y T Cheng (third from left) join representatives from other participating organizations to mark the launch of the Avenue of Stars.

Tourism has been a key job provider in Hong Kong, and is widely recognized as a backbone of the Hong Kong economy. The Group sponsored HK$40 million for the construction of the Avenue of Stars, Hong Kong's brand-new tourist attraction located along Tsim Sha Tsui Waterfront Promenade.

Featuring floor plaques of Hong Kong's outstanding film industry professionals, sculptures and facilities relating to the local film scene, the unique tourism attraction has proved itself to be a big draw for local and overseas visitors since its official launch in April 2004.

Offering a superb view of the Victoria Harbour, the Avenue of Stars serves as a platform for promoting Hong Kong and its tourism industry by leveraging on the appeal of Hong Kong's movies and film stars. With the support of the film industry, movie-related events are regularly organized at the Avenue of Stars to help boost Hong Kong's international image as a dynamic Asian city with a thriving film industry. The Avenue of Stars also acts as a nurturing ground for the local cultural scene by providing local performers and artistes an easily accessible public performance venue to bring their arts to a wide audience.



The Avenue of Stars has quickly become a well-known popular tourist attraction since its launch in April 2004.

Voluntary Service

Since its inception in 2001, the Group's voluntary service team has organized and participated in more than 100 charitable events, involving more than 1,000 volunteers and their associates, who together devoted more than 9,000 hours to meet genuine social needs. Projects undertaken during the year included visits to elderly people, life rejuvenation scheme for youths on drug rehabilitation programme and language classes for new arrival children. In recognition of its commitment to serving the society, the team has won the Gold Award for Volunteer Service from the Hong Kong's Social Welfare Department for three consecutive years.


30/4/2004
$220,000.00

Cheque presentation ceremony for the Group's Easter egg charity sale in April 2004.

A Better World for Children

The Group and UNICEF launched the "Create a New World for Children" Corporate Alliance Campaign in August 2003 to help improve the welfare of underprivileged children in China. Since then, a number of Group companies have put in place fund-raising channels in support of UNICEF. These include setting up donation boxes to encourage customers to make donation, organizing staff donation programmes and donating portions of sales revenue to UNICEF. In 2004, the Group's China property division organized a cross-border driving event and an Easter eggs charity sale, raising more than HK$1.2 million for UNICEF's education programme for girls in China.


unicef
HK$200,000.00

The Group and UNICEF jointly organized a cross-border driving event in October 2004.

Employee Care

The Group believes that in an age of rapid knowledge advancement and accelerating competition, developing a motivated, highly skilled workforce is critical to business performance. The Group has in place a competitive staff compensation policy to attract and retain employees. In 2004, the Group launched a management trainee programme aiming to recruit and develop high-calibre individuals for its management team.

A mentor scheme and staff awards programme are organized to help facilitate staff development and recognize the outstanding performance of both frontline and office staff. Training courses and education subsidies are provided to enable staff to upgrade their work skills.

As at 30 June 2004, the Group had over 30,000 employees, a 9% decrease compared to 33,000 as at 30 June 2003. To enhance bonding among staff, the Group encourages employees to take part in company-sponsored staff activities, such as corporate fun day, charity events, community services and staff trips.

Investor Outreach

The Group attaches great importance to investor communication. During the year, we organized a number of site visits, meetings with the media and investment community and participated in investment forums and overseas road shows. These activities helped keep investors on the forefront of the Group's strategies and development plans.

New World Mobile Holdings Limited became one of the Group's listed companies in July 2004, bringing the total number of listed entities in the Group to five. With growing investor interest in our various listed divisions, the Group will continue to work towards greater corporate transparency.

Our corporate websites are updated to make information available to the public in a timely fashion. During the past year, NWCL and NWTMT revamped their corporate websites to enhance their user-friendliness. In recognition of our efforts in making our annual reports an effective communication channel, annual reports produced by NWCL and NWSH garnered awards in international annual report competitions.


NWSH
Create
建。
創。
Achieve

Award-winning annual reports produced by the Group's listed companies.

Quest for Excellence

The Group is committed to providing better service and enhancing customer satisfaction. Our achievements in improving service quality are reflected in the awards with which its business units were honoured during the year.

New World China Land Limited was selected one of China's 18 blue-chip property developers by two major China-based financial newspapers.

Shanghai Hong Kong New World Tower and Wuhan International Trade & Commerce Centre, both NWCL's projects, were judged to be "2004 China New Top 10 Landmark Buildings", in a competition organised by the State Council Development Research Centre and Tsinghua University's Real Estate Academy.

Hong Kong Convention and Exhibition Centre, managed by the Group's service division, was voted "Asia's Leading Conference Centre" for the second consecutive year by travel agents around the world in the 10th World Travel Awards.

Urban Property Management Limited notched the "Best Property Management Agent Award 2003" from the Hong Kong Housing Authority.



Wuhan International Trade & Commerce Centre

Guangzhou City Northern Ring Road was named one of the "Most Competitive Enterprise in Guangzhou (2003)" and one of the "Most Creditable Enterprise in Guangzhou (2003)" by Corporate Review Association of Guangzhou City.

New World Mobility received Silver Award in the "Services/Retails" category of the EFFIE Awards Hong Kong 2004 for its '2001 Brand Campaign.'

New World Telecommunications was honoured as one of the top three Best Asian Competitive Carriers from Telecom Asia Magazine. NWT was the only telecom carrier in Hong Kong winning the award.

Financial review

For the year under review, Hong Kong and Mainland China economy recovered soon after walking out of the tremor of SARS. Most of the Group's operations (property sales, rental, service and infrastructure, department stores and hotels) achieved either a turnaround or strong growth. The Group made provisions for investments in and loans to PrediWave Companies, video-on-demand set-top boxes, software licences and spare parts in aggregate of HK$4,392.0 million incurred by the Group's subsidiary, New World TMT Limited. For the financial year ended 30 June 2004, the Group recorded a loss of HK$976.2 million. However, if stripping out the provisions for PrediWave related investments and assets, the Group should have made a profit of approximately HK$1.4 billion.

Consolidated Profit and Loss Account

	FY2004 HK$m	FY2003 HK$m (as restated)
Turnover	**25,653.0**	21,056.3
Cost of sales	**(20,151.5)**	(16,912.8)
Gross profit	**5,501.5**	4,143.5
Other revenues	**48.3**	36.6
Other (charge)/income	**(4,787.2)**	(4,732.6)
Administrative and other expenses	**(3,740.6)**	(3,412.3)
Operating loss before financing costs and income	**(2,978.0)**	(3,964.8)
Financing costs	**(1,022.7)**	(1,824.1)
Financing income	**230.4**	337.9
Share of results of associated companies & JCE	**2,341.3**	306.4
Loss before taxation and minority interests	**(1,429.0)**	(5,144.6)
Taxation	**(980.2)**	(317.4)
Minority interests	**1,433.0**	754.3
Loss attributable to shareholders	**(976.2)**	(4,707.7)

Turnover - Breakdown by Business Segment

	FY2004 HK$m	FY2003 HK$m
Rental	**965.9**	983.5
Property sales	**5,629.1**	761.8
Contracting	**6,144.2**	8,570.7
Service	**4,674.1**	3,521.6
Infrastructure	**374.9**	494.7
Telecommunications	**2,623.8**	2,712.4
Department stores	**3,254.3**	2,673.3
Hotel and restaurant	**1,495.0**	1,151.8
Others	**491.7**	186.5
Total	**25,653.0**	21,056.3

In FY2004, the Group reported a growth of 21.8% in turnover to HK$25,653.0 million. The property market in Hong Kong rebounded in the fourth quarter of 2003. Since then, both volume and pricing recorded a solid growth. Rental turnover dropped 1.8% to HK$965.9 million. The rental rate of the tenancy agreements renewed in 2003 were generally lower than the pre-SARS level. Property sales revenue surged 638.9% to HK$5,629.1 million as the Group had more properties for sale and price increase in FY2004. In addition, the Group's development projects in Mainland China have completed a record year in both area completion and area sold.

Contracting turnover decreased 28.3% to HK$6,144.2 million resulted from the lagging property construction market activities and intense competition among major players.

Service turnover increased 32.7% to HK$4,674.1 million. HKCEC achieved an encouraging result mainly due to the fast track economic recovery in tourism, retail, and consumer related businesses, as well as from the spill-over effect of the post-SARS business rescheduling of many exhibitions and conventions. Property management produced a satisfactory result. As at 30 June 2004, Urban Property Management managed a total of 20 million sq. ft. of commercial/industrial areas, 180,000 residential flats, and 33,000 car park spaces. Kiu Lok achieved sound results, mainly attributable to the improved activities in the Mainland China agency and property management businesses.

Infrastructure turnover decreased 24.2% to HK$374.9 million. The drop was mainly caused by the cessation of toll collection right at Wuhan Bridge as of 1 October 2002 and the disposal of 13 Zhaoqing toll road projects in FY2004.

Telecommunications turnover dropped 3.3% to HK$2,623.8 million. The drop was mainly due to the intense competition in the Hong Kong IDD market.

Department stores turnover grew 21.7% to HK$3,254.3 million. The growth was mainly due to the opening of two new stores in Shanghai Hongkou and Kunming in FY2004, and the full contribution from the store in Dalian opened in FY2003.

Hotel and restaurant turnover surged 29.8% to HK$1,495.0 million. Hong Kong premium hotels have improved significantly in both occupancy and average room rate after SARS.

Analysis of segment results (including share of results of associated companies and jointly controlled entities)

	FY2004 HK$m	FY2003 HK$m (as restated)
Property sales	**1,577.4**	(770.6)
Rental	**725.3**	576.4
Service	**945.6**	584.7
Infrastructure	**1,353.1**	1,352.3
Telecommunications	**53.1**	221.8
Department stores	**103.5**	40.2
Others	**(102.6)**	(450.6)
Total	**4,655.4**	1,554.2

Property sales

Property sales segment contributed HK$1,577.4 million against a loss in last year. The Group had more properties for sale at a higher price in FY2004 during a property market upturn. The Group sold 1,136,977 sq. ft. in Hong Kong comparing to 660,341 sq. ft. in FY2003. In FY2004, the Group has completed the development of No. 2 Park Road and Bon-Point at the Mid-Levels of Hong Kong Island; Parc Palais, Sky Tower and Kingsford Terrace in Kowloon.

Rental

Rental segment contributed HK$725.3 million. The Group's Mainland China investment portfolio expanded to 1,199,521 sq. m. after the completion of the Grade A office building Shanghai Hong Kong New World Tower at the city centre of Shanghai.

Service

Service segment made a contribution of HK$945.6 million, up 61.7% year on year. The average occupancy of the HKCEC for the year was comparable to those previous years when mega functions such as ITU — Telecom Asia were held. Sky Connection Limited, which has exclusive right to retail duty free liquor and tobacco, delivered satisfactory results. The Group's transport operations have yet to regain their profitability back to the pre-SARS level.

Infrastructure

Infrastructure segment contributed HK$1,353.1 million, almost the same level as last year. Growing contributions from the power plants and water treatment operations were dragged by the business downturn of the Group's ports operations at Kwai Chung. CSX World Terminals Hong Kong Limited lost one major client in FY2004.

Telecommunications

Telecommunications segment dropped 76.1% to HK$53.1 million. New World Mobility maintained its profitability even under the intense competition of the Hong Kong mobile market. Mobile subscriber base grew to 1.25 million as at 30 June 2004. New World Telecommunications, the Group's fixed-line operating arm, had a substantial retreat in earnings due to the plunge in IDD rate.

Department stores

Department stores segment surged 157.5% to HK$103.5 million. The Group's operations captured the growing consumer market. The Group opened two stores in Shanghai Hongkou in October 2003 and Kunming in June 2004.

Others

The loss of HK$102.6 million from the Others segment mainly came from the loss in certain TMT ventures and certain industrial projects in Mainland China. The Group's hotel operations regained their profitability back to the pre-SARS level.

Finance Costs

The Group has reduced almost HK$10 billion debt and refinanced certain debts with lower interest costs. Consequently, the net finance costs were down 46.7% to HK$792.3 million.

Provisions and Other Charges

Hong Kong property had a sharp rebound in the fourth quarter of 2003. Since then, the volume and pricing of Hong Kong property both grew firmly. HK$1,160.2 million of previous provisions made against the Group's property portfolio, such as Kennedy Town and Black's Link, were written back due to the remarkable improvement in the property market in Hong Kong.

Provisions and Other Charges		**HK$m**
HK property		
Provisions written back:	Kennedy Town	538.5
	Black's Link	386.4
	Others	235.3
		1,160.2
NWCL		
Provisions written back:	Hotels	213.4
Provisions made:	Properties	(154.6)
		58.8
NWTMT		
Provisions:	PrediWave related	(4,392.0)
	Other investments	(757.2)
		(5,149.2)
NWT: Impairment loss on cable assets and others		(797.4)
Others		(59.6)
Total		(4,787.2)

New World TMT announced in May 2004 that it filed complaints against Jianping Tony Qu (the president and founder of the PrediWave Companies) and the PrediWave Companies at the Superior Court of the State of California for the County of Santa Clara seeking recovery of investments and damages in excess of US$700.0 million (equivalent to approximately HK$5,460.0 million). The Group made provisions of HK$4,392.0 million against the PrediWave related investments and assets.

A provision of HK$154.6 million had been made on some Mainland China property projects owned by NWCL with reference to recent market price and valuation as at 30 June 2004. The major projects involved were Foshan Golf & Country Club, Tianjin Xin Chun Hua Yuan and Tianjin Xin An Garden.

Due to hotel market rebound after SARS, HK$213.4 million was written back from Mainland China hotels owned by NWCL.

For the financial year under review, the Group's telecommunications operations made a provision of HK$797.4 million for the impairment loss of cable assets and others.

Shareholders' Funds

In October 2003, a share placement of 250 million shares at HK$4.9044 per share raising approximately HK$1.26 billion was conducted by the Company.

In April 2004, a rights issue of shares at two shares for every five shares at HK$5.40 per share raising approximately HK$5.33 billion was conducted by the Company.

Shareholders' funds for the Group as at 30 June 2004 increased to HK$54.4 billion against HK$46.0 billion as at the end of last fiscal year.

Liquidity and capital resources

As at 30 June 2004, the Group's cash and bank balances amounted to HK$6,630.0 million (FY2003: HK$5,825.1 million). Its consolidated net debt amounted to HK$21,613.3 million (FY2003: HK$31,231.3 million), a decrease of approximately 30.8% as compared with FY2003. Gearing ratio decreased from 68.0% as at 30 June 2003 to 39.7% as at 30 June 2004.


Source of Borrowings
FY2004
5%
85%
10%
FY2003
7%
82%
11%
Short-Term Loans and Overdrafts
Long-Term Loans
Convertible Bonds


Nature of Debts
FY2004
63%
37%
FY2003
53%
47%
Unsecured
Secured


Interest Rate and Maturity Profile
Within 1 year
3.0
5.9
1-2 year
0.8
6.2
2-5 year
2.0
10.1
Over 5 year
0.2
Fixed Rate
Floating Rate
(HK$ billion)


Currency Profile of Borrowings
FY2004
16%
80%
4%
FY2003
15%
72%
13%
RMB
HKD
USD

Gross Debts	FY2004 HK$m	FY2003 HK$m
Consolidated gross debts	**28,243**	37,056
— NWS Holdings	**8,120**	9,441
— New World China Land	**5,770**	6,452
— New World TMT	**3,353**	2,412
Gross debts excluding listed subsidiaries	**11,000**	18,751

Net Debts	FY2004 HK$m	FY2003 HK$m
Consolidated net debts	**21,613**	31,231
— NWS Holdings	**4,618**	6,893
— New World China Land	**4,878**	5,122
— New World TMT	**2,703**	1,838
Net debts excluding listed subsidiaries	**9,414**	17,378

The Group maintained a balanced debt profile with adequate risk diversification through a mix of fixed and floating rate debt.

Nature of Debt

As at 30 June 2004, less than 40% of the total outstanding loans were secured by the Group's assets.

Interest Rate and Maturity Profile

Amount of debts due within the FY2005 amounts to HK$8,895.8 million. Our cash on hand as of 30 June 2004 was HK$6,630.0 million.

The combination of cash of hand, together with cash inflow from operatings and our remaining undrawn banking facilities, should enable the Group to satisfy its debt repayment commitments and working capital requirements.

Approximately 79% (FY2003: 78%) of the Group's total debts are on a floating rate basis, whilst fixed rate borrowings mainly related to the RMB loan facilities and convertible bonds.

Project Summary — Major Property Development Projects in Hong Kong



18
17
15
28
25
23
24
13
Airport
30
Tung Chung
LANTAU ISLAND

Name of Major Properties Under Development

1. 6-10 Black's Link
2. Kennedy Town Redevelopment Project
3. 55 Conduit Road
4. 33 & 35 Island Road
5. Sky Tower, Kowloon City
6. Caldecott Hill, Kowloon
7. Hanoi Road Redevelopment Project
8. KIL 9805, Tsim Sha Tsui
9. 440-450 Prince Edward Road West
10. Yau Tong Redevelopment Project
11. 15-19 Luk Hop Street, San Po Kong
12. Hung Hom Bay, PSPS, Hung Hom
13. TMTL 443, Fu Tei, Tuen Mun
14. DD221, Sai Kung
15. Lot No. 3569 in DD129, Lau Fau Shan, Yuen Long
16. Tseung Kwan O Town Lot No. 75 Area 55b
17. DD104, 107, Wing Kei Tsuen, Yuen Long
18. DD99, 101, Lin Barn Tsuen, Yuen Long
19. DD227, Tai Po Tsai, Sai Kung
20. DD221, Sha Ha, Sai Kung
21. DD221, Sha Kok Mei, Sai Kung
22. DD217, 219 & 222, Pak Kong, Sai Kung
23. YLTL No. 515 in DD120, Yuen Long
24. Lot No. 2131 in DD121, Tong Yan San Tsuen, Yuen Long
25. DD127, Tai Tao Tsuen, Yuen Long
26. DD206, Wu Kai Sha, Ma On Shan
27. DD91, 100, Fanling
28. DD115, Yuen Long
29. DD129, Yuen Long
30. MTR Tung Chung Station (Site 2 North)
31. 35-47 Tsing Yi Road
32. Fanling Sheung Shui Town Lot No. 182 in DD51

11 MacDonnell Road



33 & 35 Island Road



4

Bon-Point




MTR Island Line
MTR Tsuen Wan Line
MTR Kwun Tong Line
MTR Tung Chung Line
MTR Tseung Kwan O Line
MTR Airport Express
KCR East Rail
KCR West Rail
KCR Light Rail
Tunnel
32
27
NEW TERRITORIES
26
14
20
21
Tsuen Wan
22
31
19
TSING YI
6
9
11
nder construction)
5
KOWLOON
Po Lam
10
12
7
8
16
Sheung Wan
Hong Kong
2
3
1
Chai Wan
HONG KONG ISLAND
4

2 Park Road



Parc Palais



Seaview Crescent



	Name of Property	Site Area (sq. ft.)	Total GFA (sq.ft.)	Group's Interest (%)
	HONG KONG			
1	6-10 Black's Link	69,535	34,763	80.00
2	Kennedy Town Redevelopment Project	65,391	675,913	100.00
3	55 Conduit Road	36,003	88,011	30.00
4	33 & 35 Island Road	56,511	43,067	43.00
	KOWLOON			
5	38 Sung Wong Toi Road (Sky Tower)	162,022	1,061,039	20.00
6	2 Caldecott Road (Caldecott Hill)	35,489	77,210	33.33
7	Hanoi Road Redevelopment Project	82,183	980,977	80.00
8	KIL 9805, Tsim Sha Tsui	7,158	85,896	100.00
9	440-450 Prince Edward Road West	11,545	103,897	100.00
10	Yau Tong Redevelopment Project	339,412	TBD	15.00
11	15-19 Luk Hop Street, San Po Kong	23,788	285,588	100.00
12	Hung Hom Bay, PSPS, Hung Hom	299,433	1,585,537	27.00

Retail (sq. ft.)	Office (sq. ft.)	Industrial (sq. ft.)	Residential (sq. ft.)	Others[2] (sq. ft.)	Total Attributable GFA (sq.ft.)	Stage of Completion[3]
			27,810		27,810	S
			675,913		675,913	S
			26,403		26,403	SF/F
			18,519		18,519	C
			166,095	46,113	212,208	C/S
			25,734		25,734	S
233,054			392,654	159,074	784,782	S
	85,896				85,896	F
20,169			83,728		103,897	P
					TBD	P
				285,588	285,588	P
8,719			419,376		428,095	C/P

	Name of Property	Site Area (sq. ft.)	Total GFA (sq.ft.)	Group's Interest (%)
	NEW TERRITORIES			
13	TMTL 443, Fu Tei, Tuen Mun	68,028	204,632	96.46
14	DD221, Sai Kung	84,000	111,300	83.42
15	Lot No.3569 in DD129, Lau Fau Shan, Yuen Long	166,304	66,520	100.00
16	Tseung Kwan O Town Lot No. 75 Area 55b	127,844	1,041,923	45.00
17	DD104, 107, Wing Kei Tsuen, Yuen Long	3,000,000	750,000	100.00
18	DD99, 101, Lin Barn Tsuen, Yuen Long	3,540,000	TBD	62.00
19	DD227, Tai Po Tsai, Sai Kung	719,035	1,078,664	56.00
20	DD221, Sha Ha, Sai Kung	510,000	1,020,000	83.00
21	DD221, Sha Kok Mei, Sai Kung	150,000	30,000	100.00
22	DD217, 219 & 222, Pak Kong, Sai Kung	640,000	129,167	100.00
23	YLTL No.515 in DD120, Yuen Long	138,000	480,000	100.00
24	Lot No.2131 in DD121, Tong Yan San Tsuen, Yuen Long	260,000	260,000	100.00
25	DD127, Tai Tao Tsuen, Yuen Long	230,000	230,000	100.00
26	DD206, Wu Kai Sha, Ma On Shan	1,320,000	4,870,000	35.00
27	DD91, 100, Fanling	200,000	184,800	100.00
28	DD115, Yuen Long	120,000	69,300	100.00
29	DD129, Yuen Long	220,000	147,000	100.00
30	MTR Tung Chung Station (Site 2 North)		237,535	16.40
31	35-47 Tsing Yi Road	305,190	1,525,958	100.00
32	Fanling Sheung Shui Town Lot No. 182 in DD51	684,264	TBD	40.00
	Grand Total		**17,458,697**	

Notes:

(1) TBD = To Be Determined

(2) "Others" includes hotel, service apartment and resort.

(3) P = Planning; D = Demolition; SF = Site Formation; F = Foundation; S = Superstructure; C = Completed

Retail (sq. ft.)	Office (sq. ft.)	Industrial (sq. ft.)	Residential (sq. ft.)	Others[(2)] (sq. ft.)	Total Attributable GFA (sq.ft.)	Stage of Completion[(3)]
			197,388		197,388	S
			92,846		92,846	P
			66,520		66,520	S
57,530			411,336		468,866	S
			750,000		750,000	P
					TBD	P
12,056			591,996		604,052	S/P
			846,600		846,600	P
			30,000		30,000	P
				129,167	129,167	P
			480,000		480,000	P
			260,000		260,000	P
			230,000		230,000	P
			1,704,500		1,704,500	P
			184,800		184,800	P
			69,300		69,300	P
			147,000		147,000	P
				38,956	38,956	S
		1,525,958			1,525,958	P
					TBD	P
331,528	**85,896**	**1,525,958**	**7,898,518**	**658,898**	**10,500,798**	

Name of Property Investment

1 Manning House
2 New World Tower
3 Shun Tak Centre/China Merchants Tower
4 Hong Kong Convention & Exhibition Centre
5 Grand Hyatt Hong Kong
6 Renaissance Harbour View Hotel
7 Pearl City
8 2 MacDonnell Road
9 Methodist House
10 New World Centre
11 The Amazon
12 Telford Plaza
13 Asia Terminals Centre
14 Riviera Plaza Arcade
15 Discovery Park Shopping Mall
16 New World Centre Extension



Airport
Tung Chung
LANTAU ISLAND

- MTR Island Line
- MTR Tsuen Wan Line
- MTR Kwun Tong Line
- MTR Tung Chung Line
- MTR Tseung Kwan O Line
- MTR Airport Express
- KCR East Rail
- KCR West Rail
- KCR Light Rail
- Tunnel

Grand Hyatt Hong Kong



5

Discovery Park Shopping Mall



15

2 MacDonnell Road



8


Shenzhen
NEW TERRITORIES
Tsuen Wan
15
14
13
TSING YI
and (under construction)
KOWLOON
12
Po Lam
16
10
11
Sheung Wan
Hong Kong
3
5
4
6
7
1
2
8
9
HONG KONG ISLAND
Chai Wan

Pearl City


7

Hong Kong Convention & Exhibition Centre


4

Telford Plaza


12

	Name of Property	Total GFA (sq. ft.)	Group's Interest (%)	Total (sq. ft.)
	COMPLETED			
	HONG KONG			
1	Manning House, 48 Queen's Road Central	110,040	100.0	110,040
2	New World Tower, 18 Queen's Road Central	640,135	100.0	640,135
3	Shun Tak Centre/China Merchants Tower	228,162	45.0	102,673
4	Hong Kong Convention & Exhibition Centre	63,052	100.0	63,052
5	Grand Hyatt Hong Kong	524,928	100.0	524,928
6	Renaissance Harbour View Hotel	544,518	100.0	544,518
7	Pearl City, Causeway Bay			
	— Portion of Ground Floor to 4th Floor	53,691	40.0	21,476
	— Portion of Ground Floor & Basement	24,682	100.0	24,682
8	2 MacDonnell Road	116,954	100.0(1)	116,954
9	Methodist House, Wanchai	40,813	99.0(1)	40,405
	KOWLOON			
10	New World Centre	2,197,307	100.0	2,197,307
11	The Amazon	141,439	100.0	141,439
12	Telford Plaza, Kowloon Bay	335,960	100.0(1)	335,960
	NEW TERRITORIES			
13	Asia Terminals Centre	6,150,873	32.5	1,999,033
14	Riviera Plaza Arcade, Tsuen Wan	242,685	100.0	242,685
15	Discovery Park Shopping Mall	466,400	50.0(1)	233,200
	Sub-total	**11,881,639**		**7,338,487**
	TO BE COMPLETED			
16	New World Centre Extension	988,340	100.0	988,340
	Grand total	**12,869,979**		**8,326,827**

Notes:

(1) *Properties in which the Group has a development interest: other parties provide the land whilst the Group finances the construction costs and occasionally land* costs, and is entitled to a share of the rental income/properties after completion or a share of the development profits in accordance with the terms and conditions of the respective joint development agreements.

(2) The 1,916,604 sq. ft. represents the warehouse space in Asia Terminals Centre.

Group's Share of GFA/Carparks

Retail (sq. ft.)	Office (sq. ft.)	Hotel (sq. ft.)	Residential (sq. ft.)	Others (sq. ft.)	Carparks (Number)	Lease expiry
63,383	46,657					2843
77,948	562,187				387	2863
96,451	6,222				38	2055
63,052					1,070	2060
		524,928				2060
		544,518				2060
21,476						2868
24,682						2868
			116,954			2031
	40,405					2084
957,667	538,966	277,939	422,735		1,801	2052
141,439					260	2052
335,960					136	2047
	82,429			1,916,604[2]		2047
242,685					324	2047
233,200					500	2047
2,257,943	**1,276,866**	**1,347,385**	**539,689**	**1,916,604**	**4,516**	
		988,340				2052
2,257,943	**1,276,866**	**2,335,725**	**539,689**	**1,916,604**	**4,516**	

Project Summary — Hotel Investment

	Name of Hotel/Location	Number of rooms	Group's Effective Interest (%)
	EXISTING		
	HONG KONG		
1	New World Renaissance Hotel, Kowloon	542	64.0
2	Renaissance Harbour View Hotel	860	64.0
3	Grand Hyatt Hong Kong	570	64.0
		1,972	
	CHINA		
4	New World Courtyard Hotel, Beijing	293	41.5
5	Jing Guang New World Hotel, Beijing	444	20.5
6	Mayfair Hotel Shanghai, Shanghai	860	45.5
7	New World Hotel, Shenyang	261	70.0
8	New World Courtyard Hotel, Shunde	376	22.9
9	New World Courtyard Hotel, Wuxi	243	25.6
10	Grand New World Hotel, Xian	491	22.4
		2,968	
	SOUTHEAST ASIA		
11	New World Renaissance Hotel, Makati, Philippines	599	26.9
12	New World Renaissance Hotel, Ho Chi Minh City, Vietnam	504	21.6
13	Renaissance Riverside Hotel, Ho Chi Minh City, Vietnam	336	19.4
14	New World Renaissance Hotel, Kuala Lumpur, Malaysia	921	37.5
		2,360	
	Total	**7,300**	
	TO BE COMPLETED		
15	The Chinese University Hotel Project	TBD	100.0
16	New World Centre Extension	TBD	100.0

		Gross Length/ Capacity	NWSH's Form of Investment	NWSH's Attributable Interest	Contracted Date	Expected/ Actual Operation Date	JV Period (years)	Expiry Date[1]
	ROAD							
R1	Guangzhou City Northern Ring Road	22.0km	CJV	65.29%	6/1990	1/1994	33	2023
R2	Beijing — Zhuhai Expressway							
	(Guangzhou — Zhuhai Section)		CJV	25.00%	12/1992		37	2030
	Section I	8.6km				5/1997		
	Section II	53.8km				12/1999		
R3	Roadway No. 1959 (Qingxin Section)	26.6km	CJV	75.00%	8/1997	11/1998	30	2027
R4	Roadway No. 1906 (Qingcheng Section)	26.8km	CJV	80.00%	9/1997	9/2001	25	2023
R5	Shenzhen — Huizhou Expressway							
	(Huizhou Section)							
	Expressway	34.7km	CJV	33.33%	11/1992	6/1993	30	2027
	Roadway	21.8km	CJV	50.00%	10/1996	12/1997	26	2023
R6	Hui-Ao Roadway		CJV	50.00%	12/1995		33	2028
	Hui-Dan Section	36.0km				1/1996		
	Hui-Ao Section	50.5km				10/2000		
R7	Beiliu City Roadways		CJV	60.00%	8/1997		25	2022
	Phase I	18.2km				8/1997		
	Phase II	21.6km				5/1998		
R8	Rongxian Roadways		CJV	70.00%	9/1997		25	2022
	Phase I	9.2km				10/1997		
	Phase II	16.8km				5/1998		
R9	Yulin — Shinan Roadway	27.8km	CJV	60.00%	5/1997	5/1998	25	2022
R10	Yulin Shinan — Dajiangkou Roadway		CJV	60.00%	5/1997		25	2022
	Phase I	8.7km				8/1997		
	Phase II	30.0km				1/1999		
R11	Yulin Shinan — Guigang Roadway	20.0km	CJV	60.00%	5/1997	n/a	25	2022
R12	Roadway No. 321 (Wuzhou Section)		CJV	45.00%	1/1997		25	2022
	Phase I	8.7km				3/1997		
	Phase II	4.3km				12/1998		
R13	Cangwu County Roadway	10.1km	CJV	70.00%	8/1997	1/1999	25	2022
R14	Shanxi Taiyuan — Gujiao Roadway							
	(Taiyuan Section)	23.2km	CJV	60.00%/90.00%	3/1998	7/2000	27	2025
R15	Shanxi Taiyuan — Gujiao Roadway							
	(Gujiao Section)	36.0km	CJV	60.00%/90.00%	3/1998	4/1999	27	2025
R16	Roadway No. 309 (Changzhi Section)	22.2km	CJV	60.00%/90.00%	6/1998	7/2000	25	2023
R17	Taiyuan — Changzhi Roadway							
	(Changzhi Section)	18.3km	CJV	60.00%/90.00%	6/1998	8/2000	25	2023
R18	Wuhan Airport Expressway	18.0km	CJV	40.00%	1/1993	4/1995	30	2025
R19	Tangjin Expressway (Tianjin North Section)		CJV	90% distributable cash for the first 15 years; 60% of distributable cash for the last 15 years	10/1997		30	
	Section I	43.4km				1/1999		2028
	Section II	17.0km				1/2001		2030
R20	Tate's Cairn Tunnel	4.0km	Equity	29.50%	5/1988	6/1991	30	2018
		638.3km						

		Gross Length/ Capacity	NWSH's Form of Investment	NWSH's Attributable Interest	Contracted Date	Expected/ Actual Operation Date	JV Period (years)	Expiry Date[1]
	BRIDGE							
B1	Gaoming Bridge	1.1km	CJV	30.00%/80.00%	7/1996	11/1996	25	2021
B2	Wuhan Bridge Development	4.0km	JSC	48.86%	7/1994	Yangtze River Bridge No. 2: 6/1995* Han River Bridge No. 1: 1/1956* Han River Bridge No. 2: 4/1978*	30	n/a
		5.1km						
	ENERGY							
P1	Zhujiang Power Station — Phase I	600.0MW	EJV	50.00%	1/1992	1/1994	25	2017
P2	Zhujiang Power Station — Phase II	600.0MW	EJV	25.00%	12/1995	4/1996	25	2020
P3	Sichuan Qianwei Dali Power Plant	54.0MW	CJV	60.00%	10/1997	11/1997	25	2022
P4	Macau Power	488.0MW	Equity	19.00%	11/1985	11/1985	25	2010
		1,742.0MW						
	WATER TREATMENT & WASTE MANAGEMENT							
W1	Macao Water Supply Company Limited	255,000m³/day	Equity	42.50%	1985	1985	25	2010
W2	Lianjiang Water Plant	100,000m³/day	Equity	30.00%	7/1997	n/a	30	2027
W3	Zhongshan Tanzhou Water Plant	60,000m³/day	Equity	29.00%	10/1992	1/1994	35	2027
W4	Zhongshan Dafeng Water Plant	200,000m³/day	Equity	33.06%	1/1998	4/1998	22	2020
W5	Zhongshan Quanlu Water Plant	500,000m³/day	Equity	33.06%	1/1998	4/1998	22	2020
W6	Dongguan Microfiltration Equipment Plant	n/a	Equity	25.00%	7/1994	9/1995	20	2014
W7	Nanchang Water Plant	50,000m³/day	Equity	25.00%	2/1995	1/1996	28	2023
W8	Baoding Water Plant	260,000m³/day	Equity	45.00%	3/2000	6/2000	20	2020
W9	Siping Water Plant	118,000m³/day	Equity	25.00%	6/2000	9/2000	30	2030
W10	Zhengzhou Water Plant	360,000m³/day	Equity	25.00%	10/2000	8/2001	30	2031
W11	Xinchang Water Plant	100,000m³/day	Equity	25.00%	12/2001	3/2002	30	2032
W12	Changtu Water Plant	50,000m³/day	Equity	35.00%	3/1999	12/2000	30	2029
W13	Panjin Water Plant	110,000m³/day	Equity	30.00%	12/2001	4/2002	30	2032
W14	Shanghai Spark Water Plant	100,000m³/day	Equity	25.00%	6/2001	1/2002	30	2031
W15	Shanghai SCIP Water Treatment Plants		Equity	25.00%	1/2002	1/2005 (Estimate)	50	2052
	Waste water	50,000m³/day						
	Industrial water	200,000m³/day						
W16	Qingdao Water Plant	543,000m³/day	Equity	25.00%	5/2002	8/2002	25	2027
W17	Chongqing Water Plant	345,000m³/day	Equity	30.00%	8/2002	11/2002	50	2052
W18	Sanya Water Plant	235,000m³/day	Equity	25.00%	12/2002	1/2004	30	2033
W19	Tanggu Water Plant	310,000m³/day	Equity	25.00%	4/2004	11/2004 (Estimate)	35	2039
W20	Shanghai SCIP Waste Incineration Plant	60,000 tonnes/year	Equity	10.00%	2/2003	2nd half of 2006 (Estimate)	50	2053
	Water and industrial water treatment:	**3,896,000m³/day**						
	Waste water treatment:	**50,000m³/day**						
	Waste management:	**60,000 tonnes/year**						

*: All 3 bridges have ceased collecting toll

		Gross Length/ Handling Capacity	NWSH's Form of Investment	NWSH's Attributable Interest	Contracted Date	Expected/ Actual Operation Date	JV Period (years)	Expiry Date[1]
	CONTAINER HANDLING, LOGISTICS & WAREHOUSING							
C1	CSX World Terminals Hong Kong Limited	1,200,000 TEUs p.a.	Equity	33.34%	6/1991	6/1991	50	2047
C2	ATL Logistics Centre Hong Hong Limited	5,900,000 sq.ft. (Lettable Area)	Equity	55.67%	10/1985		50	2047
	Phase I					2/1987		
	Phase II					3/1988		
	Phase III					2/1992		
	Phase IV					1/1994		
	Phase V					11/1994		
C3	CSX Orient (Tianjin) Container Terminals Co., Limited	1,400,000 TEUs p.a.	EJV	24.50%	1/1997	1/1999	30	2027
C4	Xiamen Xiang Yu Quay Co., Ltd.	1,000,000 TEUs p.a.	EJV	50.00%	8/1992	4/1997	60	2052
C5	United Asia Terminals (Yantian) Limited	700,000 cbm p.a.	Equity	40.00%	1/1997	2/1997	10	2006
C6	ATL Logistics Centre Yantian Limited	600,000 cbm p.a.	Equity	46.00%	4/2001	1/2002	18	2019
C7	Xiamen New World Xiangyu Warehouse & Processing Zone Limited	89,000 sq.m. (Total Area)	WFOE	100.00%	1/1995	1/1998	50	2045
C8	Xiamen Xinyuan Container Terminal Co., Ltd.	23,000 TEUs p.a.	EJV	70.00%	1/1998	1/1999	20	2018
C9	Asia Container Terminals Limited CT8W (Berth 1 & 2)	1,800,000 TEUs p.a.	Equity	23.34%	12/1998	4th quarter 2004	49	2047

[1] Project or JV expiry date

CJV = Co-operative Joint Venture (profit sharing percentage)

JSC = Joint Stock Company

EJV = *Equity Joint Venture (percentage of equity interest)*

WFOE = Wholly Foreign Owned Enterprise

n/a = Not Applicable

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interests	Site Area (sq.m.)	Total GFA (sq.m.)
	MAJOR DEVELOPMENT FOR SALE PROJECTS					
1	Beijing New World Centre Phase II	CJV	JCE	70%	16,224	35,634
2	Chateau Regalia Beijing	CJV	Subsidiary	100%	169,000	102,340
3	Beijing New World Garden Phase I	CJV	JCE	70%	28,265	2,999
	Beijing New World Garden Phase II				24,007	134,258
4	Beijing Xin Yi Garden Phase I	CJV	JCE	70%	32,622	179,708
	Beijing Xin Yi Garden Phase II				46,578	238,359
5	Beijing New View Garden Phase I	CJV	JCE	70%	13,920	16,754
	Beijing New View Garden Phase IIA				103,683	392,377
	Beijing New View Garden Phase IIB				45,461	172,043
	Beijing Liang Guang Road Blocks 5, 6 & 7				40,451	153,080
	Beijing New View Commercial Centre				5,300	43,113
6	Beijing Xin Yu Commercial Centre	CJV	JCE	70%	20,672	142,108
	Beijing Xin Yu Garden Blocks 3 & 4				14,000	32,802
	Beijing Xin Yu Garden Block 2				8,800	51,347
	Beijing Xin Yu Garden				380,528	1,615,000
7	Beijing Xin Kang Garden Phase II	CJV	JCE	70%	101,893	2,225
	Beijing Xin Kang Garden Phase III					51,709
8	Tianjin Xin An Garden Phase I	WFOE	Subsidiary	100%	20,148	5,504
9	Tianjin New World Garden Phase I	CJV	JCE	60%	46,469	30,594
	Tianjin New World Garden Phase II					21,449
10	Tianjin Xin Chun Hua Yuan Phase II	CJV	JCE	60%	72,800	2,457
	Tianjin Xin Chun Hua Yuan Remaining Phases					100,230
11	Jinan Sunshine Garden Phase I	EJV	JCE	65%	37,600	15,123
	Jinan Sunshine Garden Phase II				6,000	33,182
	Jinan Sunshine Garden Phase III				168,649	492,709
12	Shenyang New World Garden Phase IB	CJV	Subsidiary	90%	80,342	12,682
	Shenyang New World Garden Phase IC				38,000	51,603
	Shenyang New World Garden Phase ID				53,885	152,681
	Shenyang New World Garden Phase IE				24,689	227,646
	Shenyang New World Garden Remaining Phases				1,262,291	2,575,063
13	Dalian Manhattan Tower I	EJV	Subsidiary	88%	9,800	16,231
	Dalian Manhattan Tower II					45,806
14	Shanghai Zhongshan Square Phase III	CJV	JCE	48%	16,171	127,956

Residential (sq.m.)	Commercial (sq.m.)	Office (sq.m.)	Hotel (sq.m.)	Others (sq.m.)	Development Status	Expected Completion Date
31,143		2,557		1,934	COMPLETED	N/A
96,812				5,528	COMPLETED	Jul-03
738				2,261	COMPLETED	N/A
60,984	3,359	33,605		36,310	UNDER DEVELOPMENT	Dec-04
108,667	4,416	31,377		35,248	UNDER DEVELOPMENT	Dec-05
100,302	17,881	57,241		62,935	UNDER PLANNING	TBD
1,433	470			14,851	COMPLETED	N/A
303,813	18,648			69,916	COMPLETED	May-04
144,004	978	6,103		20,958	UNDER DEVELOPMENT	Oct-05
105,362	16,028			31,690	UNDER PLANNING	TBD
	8,661	25,492		8,960	UNDER PLANNING	TBD
	45,577	61,124		35,407	UNDER PLANNING	TBD
20,762		412		11,628	COMPLETED	May-04
33,989	2,445	570		14,343	UNDER PLANNING	TBD
802,600	319,350	88,000		405,050	UNDER PLANNING	TBD
167				2,058	COMPLETED	N/A
38,246	7,463			6,000	UNDER DEVELOPMENT	Dec-04
258	351			4,895	COMPLETED	N/A
1,256	13,910			15,428	COMPLETED	Aug-03
17,997	911			2,541	COMPLETED	Jun-04
	1,600			857	COMPLETED	N/A
92,880	550			6,800	UNDER PLANNING	TBD
6,895	1,224			7,004	COMPLETED	N/A
33,182					UNDER DEVELOPMENT	Apr-05
320,794	15,219			156,696	UNDER PLANNING	TBD
3,448				9,234	COMPLETED	Oct-03
34,970				16,633	COMPLETED	Dec-03
128,816				23,865	UNDER PLANNING	TBD
120,831	59,470	13,000		34,345	UNDER PLANNING	TBD
1,649,406	305,606	113,660	22,268	484,123	UNDER PLANNING	TBD
11,481				4,750	COMPLETED	N/A
31,003		14,803			COMPLETED	Mar-04
		127,956			UNDER PLANNING	TBD

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interests	Site Area (sq.m.)	Total GFA (sq.m.)
15	Shanghai Hong Kong New World Garden Phase I	EJV	Subsidiary	70%	104,483	3,524
	Shanghai Hong Kong New World Garden Remaining Phases					400,000
	Shanghai Hong Kong New World Garden — Mengzi Road Project				9,786	36,698
16	Wuhan Menghu Garden Phase IA	CJV	Subsidairy	70%	37,878	1,670
	Wuhan Menghu Garden Phase IB				19,322	13,223
	Wuhan Menghu Garden Phase II				125,805	52,207
	Wuhan Menghu Garden Remaining Phases				300,457	109,676
17	Wuhan New World Centre Phase I	WFOE	Subsidairy	100%	37,235	78,698
18	Wuhan Changqing Garden Phase IV	CJV	JCE	60%	2,914,935	32,441
	Wuhan Changqing Garden Phase V					159,376
	Wuhan Changqing Garden Phase VI					248,712
	Wuhan Changqing Garden Remaining Phases					1,692,000
19	Wuhan Xin Hua Garden Phase I	CJV	JCE	60%	96,427	15,902
	Wuhan Xin Hua Garden Phase II					39,073
	Wuhan Xin Hua Garden Phase III					99,466
	Wuhan Xin Hua Garden Remaining Phases					108,704
20	Nanjing New World Centre Phase I	EJV	Subsidiary	92%	11,219	13,794
	Nanjing New World Centre Phase II					133,310
21	Hefei New World Garden	CJV	JCE	60%	82,660	12,663
22	Guangzhou Dong Yi Garden Phase II	CJV	Subsidiary	100%	74,720	15,058
	Guangzhou Dong Yi Garden Phase III					13,732
	Guangzhou Dong Yi Garden Phase IV-V					129,399
23	Guangzhou New World Oriental Garden Phase I	CJV	Subsidiary	100%	99,885	76,269
	Guangzhou New World Oriental Garden Phase II					48,437
	Guangzhou New World Oriental Garden Phase III					94,837
	Guangzhou New World Oriental Garden Phase IV					106,925

Residential (sq.m.)	Commercial (sq.m.)	Office (sq.m.)	Hotel (sq.m.)	Others (sq.m.)	Development Status	Expected Completion Date
696	580	488		1,760	COMPLETED	N/A
342,756	40,744			16,500	UNDER PLANNING	TBD
36,698					UNDER PLANNING	TBD
793				877	COMPLETED	Dec-03
13,223					UNDER DEVELOPMENT	Jun-05
51,857				350	UNDER PLANNING	TBD
101,153				8,523	UNDER PLANNING	TBD
78,698					UNDER DEVELOPMENT	Dec-06
4,252				28,189	COMPLETED	N/A
144,453	2,756			12,167	UNDER DEVELOPMENT	Oct-05
217,510	7,400			23,802	UNDER PLANNING	Oct-07
1,502,000	80,000			110,000	UNDER PLANNING	TBD
10,806				5,096	COMPLETED	N/A
39,073					UNDER DEVELOPMENT	Dec-04
82,532	1,171			15,763	UNDER PLANNING	Jun-06
83,818	15,664			9,222	UNDER PLANNING	Dec-07
13,794					COMPLETED	Jan-04
36,628	41,206	35,875		19,601	UNDER DEVELOPMENT	Dec-04
219				12,444	COMPLETED	N/A
1,764	7,366			5,928	COMPLETED	N/A
3,185				10,547	COMPLETED	N/A
99,721	1,590			28,088	UNDER PLANNING	TBD
28,823				47,446	COMPLETED	Jan-04
37,790				10,647	UNDER PLANNING	Sep-06
82,963				11,874	UNDER PLANNING	TBD
80,381				26,544	UNDER PLANNING	TBD

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interests	Site Area (sq.m.)	Total GFA (sq.m.)
24	Guangzhou Central Park-view Phase IA	CJV	Subsidiary	91%	107,876	30,725
	Guangzhou Central Park-view Phase IB					135,189
	Guangzhou Central Park-view Phase II					123,881
25	Guangzhou Covent Garden Phase I	CJV	JCE	60%	370,383	3,269
	Guangzhou Covent Garden Phase IIA					4,969
	Guangzhou Covent Garden Phase IIB1					30,806
	Guangzhou Covent Garden Phase IIB2					78,223
	Guangzhou Covent Garden Phase IIC					50,901
	Guangzhou Covent Garden Phase III					123,237
	Guangzhou Covent Garden Remaining Phases					995,056
26	Guangzhou Concord New World Garden Phase I	CJV	JCE	40%	44,516	15,952
	Guangzhou Concord New World Garden Phase II					53,075
27	Guangzhou Park Paradise Phase IIA	CJV	JCE	60%	576,045	3,653
	Guangzhou Park Paradise Phase IIB					117,451
	Guangzhou Park Paradise Phase IIC					143,686
	Guangzhou Park Paradise Phase III					15,105
	Guangzhou Park Paradise Remaining Phases					595,761
	Guangzhou Park Paradise Remaining Phases	CJV	Subsidiary	80%	447,681	802,736
28	Guangzhou Xintang New World Garden Phase IIA	CJV	JCE	60%	283,335	15,631
	Guangzhou Xintang New World Garden Phase IIB					37,000
	Guangzhou Xintang New World Garden Remaining Phases					208,933
29	Shenzhen Xilihu Development	CJV	JCE	70%	58,132	29,020
30	Shenzhen New World Yi Shan Garden Phase I	CJV	Subsidiary	90%	25,600	7,050
	Shenzhen New World Yi Shan Garden Phase II				31,500	58,138
	Shenzhen New World Yi Shan Garden Phase III				32,200	130,998

Residential (sq.m.)	Commercial (sq.m.)	Office (sq.m.)	Hotel (sq.m.)	Others (sq.m.)	Development Status	Expected Completion Date
30,600				125	COMPLETED	May-04
73,964				61,225	UNDER DEVELOPMENT	Dec-04
98,534	2,844			22,503	UNDER PLANNING	TBD
554				2,715	COMPLETED	N/A
1,901				3,068	COMPLETED	N/A
21,564				9,242	COMPLETED	N/A
67,896				10,327	UNDER DEVELOPMENT	Dec-04
39,442	6,014			5,445	UNDER PLANNING	TBD
102,886	3,031			17,320	UNDER PLANNING	TBD
845,079	25,217			124,760	UNDER PLANNING	TBD
5,376	3,826			6,750	COMPLETED	N/A
38,279	2,040			12,756	UNDER PLANNING	TBD
403	1,592			1,658	COMPLETED	N/A
71,319				46,132	UNDER DEVELOPMENT	Dec-04
116,672	4,000			23,014	UNDER DEVELOPMENT	Dec-05
15,105					UNDER DEVELOPMENT	Jan-06
425,506	69,521			100,734	UNDER PLANNING	TBD
573,216	93,721			135,799	UNDER PLANNING	TBD
15,631					COMPLETED	Mar-04
37,000					UNDER DEVELOPMENT	Nov-04
178,914	14,007			16,012	UNDER PLANNING	TBD
29,020					UNDER PLANNING	TBD
5,022				2,028	COMPLETED	N/A
36,088	6,664			15,386	UNDER DEVELOPMENT	Aug-04
95,399				35,599	UNDER PLANNING	TBD

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interests	Site Area (sq.m.)	Total GFA (sq.m.)
31	Shunde New World Convention & Exhibition Centre Phase II	CJV	Assoc. Co.	35%	14,171	23,401
	Shunde New World Convention & Exhibition Centre Phase III-V					66,670
32	Huiyang Palm Island Resort Phase I	EJV	JCE	34%	264,485	6,486
	Huiyang Palm Island Resort Phase II					148
	Huiyang Palm Island Resort Phase III					2,518
	Huiyang Palm Island Resort Phase IV					13,336
	Huiyang Palm Island Resort Phase V					32,000
	Huiyang Palm Island Resort Remaining Phases					202,470
33	Zhaoqing New World Garden Phase I	CJV	Assoc. Co.	40%	139,134	19,616
	Zhaoqing New World Garden Phase II					62,934
	Zhaoqing New World Garden Remaining Phases					218,276
34	Zhuhai New World Riviera Garden Phase I	CJV	Subsidiary	100%	21,604	3,685
	Zhuhai New World Riviera Garden Phase II				19,400	30,218
35	Huizhou Changhuyuan Phase II	CJV	JCE	63%	100,000	138,514
36	Haikou New World Garden Phase I	CJV	JCE	60%	246,800	15,301
	Haikou New World Garden Phase II					81,861
	Haikou New World Garden Phase III					123,191
	Sub-total				**9,585,922**	**15,863,636**
	INVESTMENT PROPERTY UNDER DEVELOPMENT					
37	Wuhan Int'l Trade & Comm. Centre Phase III	EJV	Subsidiary	100%	27,597	121,793
17a	Wuhan New World Centre Phase IIA	WFOE	Subsidiary	100%	37,235	154,473
24a	Guangzhou Central Park-View Phase IB	CJV	Subsidiary	91%	107,876	39,782
	Sub-total					**316,048**
	HOTEL PROPERTY UNDER DEVELOPMENT					
17b	Wuhan New World Centre Phase IIB	CJV	JCE	60%	37,235	37,288
	Sub-total					**37,288**

Residential (sq.m.)	Commercial (sq.m.)	Office (sq.m.)	Hotel (sq.m.)	Others (sq.m.)	Development Status	Expected Completion Date
23,401					COMPLETED	Sep-03
66,670					UNDER PLANNING	TBD
4,826			1,660		COMPLETED	N/A
148					COMPLETED	N/A
2,518					COMPLETED	N/A
13,336					COMPLETED	Apr-04
32,000					UNDER DEVELOPMENT	Apr-05
166,516			8,153	27,801	UNDER PLANNING	TBD
6,794				12,822	COMPLETED	N/A
58,444				4,490	UNDER PLANNING	Jun-06
215,576	2,700				UNDER PLANNING	TBD
907		1,093		1,685	COMPLETED	N/A
29,303				915	UNDER DEVELOPMENT	Dec-04
112,742	3,213			22,559	UNDER DEVELOPMENT	Dec-05
11,648				3,653	COMPLETED	N/A
81,291				570	UNDER PLANNING	Oct-05
121,441				1,750	UNDER PLANNING	TBD
11,270,756	**1,280,984**	**613,356**	**32,081**	**2,666,459**		
		104,393		17,400	UNDER DEVELOPMENT	Jun-05
	44,834	74,414		35,225	UNDER DEVELOPMENT	Dec-06
22,950	13,118	3,714			UNDER DEVELOPMENT	Dec-04
22,950	**57,952**	**182,521**	—	**52,625**		
			37,288		UNDER DEVELOPMENT	Dec-06
—	—	—	**37,288**	—		

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interests	Site Area (sq.m.)	Total GFA (sq.m.)
	COMPLETED INVESTMENT PROPERTY PROJECTS					
38	Beijing New World Centre Phase I	CJV	JCE	70%	19,533	133,670
1a	Beijing New World Centre Phase II	CJV	JCE	70%	16,224	103,837
3a	Beijing New World Garden Phase I	CJV	JCE	70%	28,265	39,277
7a	Beijing Xin Kang Garden Phase II–III	CJV	JCE	70%	101,893	18,206
39	Tianjin New World Plaza	WFE	Subsidiary	100%	23,127	103,017
10a	Tianjin Xin Chun Hua Yuan Phase I	CJV	JCE	60%	72,800	17,382
13a	Dalian New World Plaza Phase II	EJV	Subsidiary	88%	9,800	69,196
40	Shanghai Hong Kong New World Tower	CJV	Assoc. Co.	44%	9,953	138,392
41	Shanghai Ramada Plaza	CJV	Subsidiary	65%	9,084	20,231
41a	Shanghai Belvedere Service Apartment	CJV	Assoc. Co.	50%		54,883
18a	Wuhan Changqing Garden Phase I—IV	CJV	JCE	60%	2,914,935	43,228
19a	Wuhan Xin Hua Garden Phase I	CJV	JCE	60%	96,427	46,480
37a	Wuhan Int'l Trade & Comm. Centre Annex Building	EJV	Subsidiary	95%	3,806	9,963
23a	Guangzhou New World Oriental Garden Phase I	CJV	Subsidiary	100%	99,885	18,889
31a	Shunde New World Convention & Exhibition Centre Phase I	CJV	Assoc. Co.	35%	14,171	49,203
	Sub-total					**865,854**
	COMPLETED HOTEL PROPERTY PROJECTS					
42	New World Courtyard Hotel, Beijing	CJV	JCE	55%	N/A (included in Beijing New World Centre Phase I)	23,988
43	New World Hotel, Shenyang	EJV	Subsidairy	100%	7,847	32,200
44	New World Courtyard Hotel, Shunde	CJV	Assoc. Co.	33%	4,508	36,524
45	Mayfair Hotel Shanghai	CJV	Subsidiary	65%	10,883	58,011
	Sub-total					**150,723**
	Total					**17,233,549**

CJV: Co-operative joint venture

EJV: Equity joint venture

WFOE: Wholly foreign-owned Enterprise

Assoc. Co.: Associated company

JCE: Jointly controlled entities

Residential (sq.m.)	Commercial (sq.m.)	Office (sq.m.)	Hotel (sq.m.)	Others (sq.m.)
4,251	74,232	25,979		29,208
28,246	46,378			29,213
		9,985		29,292
		1,791		16,415
	73,082	10,464		19,471
	17,382			
	49,413			19,783
	37,239	82,092		19,061
	12,805			7,426
39,358	9,597			5,928
	43,228			
	36,069			10,411
		9,963		
	18,889			
	33,254			15,949
71,855	**451,568**	**140,274**	**—**	**202,157**
			23,988	
			32,200	
			36,524	
			58,011	
—	**—**	**—**	**150,723**	**—**
11,365,561	**1,790,504**	**936,151**	**220,092**	**2,921,241**



DATO' DR. CHENG YU-TUNG

DPMS, LLD(Hon), DBA(Hon), DSSc(Hon) (Aged 79)

Appointed as Director in May 1970 and has been the Chairman since 1982. Chairman of NWD (Hotels Investments) Limited and Chow Tai Fook Enterprises Limited. Director of Hang Seng Bank Limited. Dr. Cheng is the brother of Mr. Cheng Yue-Pui and father of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter.



DR. CHENG KAR-SHUN, HENRY

BA, MBA, DBA(Hon), LLD(Hon), GBS (Aged 57)

Appointed as Director in October 1972. Executive Director in 1973 and Managing Director from 1989. Chairman and Managing Director of New World China Land Limited. Chairman of New World TMT Limited, NWS Holdings Limited, Tai Fook Securities Group Limited and New World Mobile Holdings Limited. Managing Director of NWD (Hotels Investments) Limited. Director of Chow Tai Fook Enterprises Limited and HKR International Limited. Chairman of the Advisory Council for The Better Hong Kong Foundation. A Committee Member of the Tenth Chinese People's Political Consultative Conference of The People's Republic of China. In 2001, Dr. Cheng was awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region. Dr. Cheng is the eldest son of Dato' Dr. Cheng Yu-Tung and brother of Mr. Cheng Kar-Shing, Peter.



LORD SANDBERG, MICHAEL

CBE (Aged 77)

Appointed as Director from October 1972 to May 1977 and re-appointed in January 1987. Chairman of The Hongkong and Shanghai Banking Corporation Limited from September 1977 to December 1986.



DR. SIN WAI-KIN, DAVID

DSSc(Hon) (Aged 75)

Appointed as Executive Director in June 1970. Chairman of Myer Jewelry Manufacturer Limited, Honorary Chairman of Hip Hing Construction Company Limited and Vice Chairman of Miramar Hotel & Investment Company Limited. Director of Hang Seng Bank Limited, King Fook Holdings Limited and New World First Bus Services Limited.



MR. CHENG YUE-PUI

(Aged 76)

Appointed as Director in June 1970. Director of Chow Tai Fook Enterprises Limited. Mr. Cheng is the brother of Dato' Dr Cheng Yu-Tung.



MR. LIANG CHONG-HOU, DAVID

(Aged 59)

Appointed as Director in November 1979 and became Executive Director in 1986. Mr. Liang is the cousin of Mr. Liang Cheung-Biu, Thomas.







MR. YEUNG PING-LEUNG, HOWARD

(Aged 47)

Appointed as Director in November 1985. Chairman of King Fook Holdings Limited, Director of Miramar Hotel & Investment Company Limited.

DR. CHA MOU-SING, PAYSON

JP, DSSc (Hon) (Aged 62)

Appointed as Director in April 1989. Deputy Chairman of HKR International Limited and Chairman of Hanison Construction Holdings Limited and The Mingly Corporation Limited. Dr. Cha is a Member of The National Committee of the Chinese People's Political and Consultative Conference.

MR. CHENG KAR-SHING, PETER

(Aged 52)

Appointed as Director in October 1994. Director of Chow Tai Fook Enterprises Limited, NWD (Hotels Investments) Limited and NWS Service Management Limited. Deputy Managing Director of New World Development (China) Limited. Executive Director of New World China Land Limited. Mr. Cheng is the son of Dato' Dr. Cheng Yu-Tung and brother of Dr. Cheng Kar-Shun, Henry.



MR. LEUNG CHI-KIN, STEWART

(Aged 65)

Appointed as Director in October 1994 and re-designated as Executive Director in August 2004. He has been the Group General Manager since May 1988. Executive Director of New World China Land Limited. Director of New World Hotel Company Limited and Hip Hing Construction Company Limited.



MR. CHOW KWAI-CHEUNG

(Aged 62)

Appointed as Director in October 1994. Executive Director of New World China Land Limited and Director of Hip Hing Construction Company Limited.



MR. CHA MOU-ZING, VICTOR

(Alternate Director to Dr. Cha Mou-Sing, Payson)

(Aged 54)

Appointed as Alternate Director in September 2000. Mr. Cha is the Managing Director of HKR International Limited. He has extensive experience in the textile and real estate business. He is active in public services and is member of various public and private bodies, inter alia, the Council Member of the Hong Kong Polytechnic University and The Hong Kong Institute of Education.







MR. HO HAU-HAY, HAMILTON

(Aged 53)

Appointed as Director in August 2004 and was an alternative director of the Company from 7 January 2004 to 30 August 2004. Mr. Ho is an independent non-executive director of CITIC Pacific Limited, a director of Dah Chong Hong Holdings Limited, a non-executive director of King Fook Holdings Limited, an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited.

MR. LEE LUEN-WAI, JOHN, JP

(Aged 56)

Appointed as Director in August 2004. Managing director of Lippo Limited and a director of Lippo China Resources Limited, Hongkong Chinese Limited and Auric Pacific Group Limited. He is a qualified accountant and was a partner of one of the leading international accounting firms in Hong Kong. He has extensive experience in corporate finance and capital markets. Mr. Lee serves as a member on a number of Hong Kong Government Boards and Committees including the Broadcasting Authority, Advisory Council on Food and Environmental Hygiene, Appeal Board on Closure Orders (Immediate Health Hazard), Council of the City University of Hong Kong and Solicitors Disciplinary Tribunal Panel.

MR. LIANG CHEUNG-BIU, THOMAS

(Aged 57)

Appointed as Director in August 2004. Group Chief Executive of Wideland Investors Limited. He has extensive experience in financial management, corporate finance, banking, real estate development and equity investment. Mr. Liang is the cousin of Mr. Liang Chong-Hou, David.

Financial Section Contents

The Directors present their Annual Report and Statement of Accounts for the year ended 30 June 2004.

Group Activities
The principal activities of the Company remain investment holding and property investment. The principal activities of the principal subsidiaries, associated companies and jointly controlled entities are shown in Notes 38, 39 and 40 to the Accounts on pages 167 to 179.

Accounts
The result of the Group for the year ended 30 June 2004 and the state of the Company's and the Group's affairs at that date are set out in the Accounts on pages 102 to 179.

Pre-emptive Rights
There is no provision for pre-emptive rights under the Company's Articles of Association and there was no restriction against such right under the laws of Hong Kong.

Dividends
An interim dividend of HK$0.02 per share (2003: HK$0.06 per share) was paid in May 2004 and the Directors have resolved to recommend a final dividend of HK$0.04 per share (2003: no final dividend was recommended) for the year ended 30 June 2004.

Share Capital
Details of movements in share capital during the year are set out in Note 28 to the Accounts.

Reserves and Distributable Reserves
Details of movements in reserves are set out in Note 29 to the Accounts.

Distributable reserves of the Company at 30 June 2004 amounted to HK$9,960.2 million (2003: HK$12,014.0 million).

Five-year Financial Summary
A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on pages 182 and 183.

Purchase, Sale or Redemption of Shares
Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

Donations
The Group made charitable and other donations during the year amounting to HK$11.1 million (2003: HK$32.8 million).

Fixed Assets
Details of movements in fixed assets during the year are set out in Note 14 to the Accounts.

Connected Transactions
Connected transactions of the Group are set out on pages 75 to 85.

Corporate Governance
The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing Securities on The Stock Exchange (the "Listing Rules") throughout the year covered by this Annual Report.

Rule 13.20 and 13.22 of the Listing Rules

The disclosure pursuant to Rule 13.20 and 13.22 of the Listing Rules is set out on pages 97 and 98.

Directors

The Directors of the Company during the year and at the date of this report are:

Executive directors

Dato' Dr. Cheng Yu-Tung *(Chairman)*
Dr. Cheng Kar-Shun, Henry *(Managing Director)*
Dr. Sin Wai-Kin, David
Mr. Liang Chong-Hou, David
Mr. Leung Chi-Kin, Stewart *(Re-designated from non-executive director on 30 August 2004)*

Non-executive directors

Mr. Cheng Yue-Pui
Mr. Cheng Kar-Shing, Peter
Mr. Chow Kwai-Cheung
Mr. Chan Kam-Ling *(resigned on 30 August 2004)*
Mr. Ho Hau-Hay, Hamilton *(appointed on 30 August 2004)*
Mr. Liang Cheung-Biu, Thomas *(appointed on 30 August 2004)*

Independent non-executive directors

The Honourable Lee Quo-Wei *(resigned on 30 August 2004)*
Lord Sandberg, Michael
Dr. Ho Tim *(resigned on 30 August 2004)*
Mr. Ho Hau-Hay, Hamilton *(appointed on 7 January 2004 as alternate director to Dr. Ho Tim and resigned on 30 August 2004)*
Mr. Yeung Ping-Leung, Howard
Dr. Cha Mou-Sing, Payson JP
Mr. Cha Mou-Zing, Victor *(alternate director to Dr. Cha Mou-Sing, Payson)*
Mr. Lee Luen-Wai, John JP *(appointed on 30 August 2004)*

In accordance with Article 103(A) of the Company's Articles of Association, Mr. Cheng Yue-Pui, Mr. Cheng Kar-Shing, Peter, Mr. Leung Chi-Kin, Stewart and Mr. Chow Kwai-Cheung retire by rotation and, being eligible, offer themselves for re-election.

In accordance with Article 94 of the Company's Articles of Association, Mr. Ho Hau-Hay, Hamilton, Mr. Lee Luen-Wai, John JP and Mr. Liang Cheung-Biu, Thomas shall retire from office at the Annual General Meeting and shall be eligible for re-election.

The Company's Non-executive Directors serve for a term of three years and each is subject to re-election by the shareholders in general meetings upon expiry of appointment.

None of the Directors had a service contract with the Company or any of its subsidiaries which cannot be terminated within one year without any compensation.

Audit Committee

An Audit Committee has been established and the members of the Committee are Dr. Cha Mou-Sing, Payson JP, Mr. Yeung Ping-Leung, Howard and Mr. Lee Luen-Wai, John JP. The principal responsibilities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls.

Directors' Interests in Contracts

Pursuant to an agreement dated 5 August 1993 (the "Agreement") made between Hotel Property Investments (B.V.I.) Limited ("HPI") and Renaissance Hotel Holdings (B.V.I.) Limited ("Renaissance"), both being former subsidiaries of the Group, and CTF Holdings Limited ("CTFHL"), HPI agreed to pay CTFHL an annual fee in accordance with the terms of the Agreement. This Agreement was assigned to NWD (Hotels Investments) Limited ("NWDH"), a subsidiary of the Group, on 25 July 1997. CTFHL was paid a fee of US$10.9 million (HK$85.2 million) for the year ended 30 June 2004 (2003: US$9.3 million (HK$72.2 million)). Dr. Cheng Kar-Shun, Henry, Director of the Company and Mr. Doo Wai-Hoi, William, a director of certain subsidiaries of the Group, are interested in this transaction to the extent that they have beneficial interests in CTFHL.

Save for contracts amongst group companies and the aforementioned transactions, no other contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2004, interests of the Directors and their associates in shares, underlying shares and debentures of the Company and its associated corporations which were recorded in the register to be kept by the Company under Section 352 of the Securities and Futures Ordinance ("SFO") are set out on pages 85 to 96.

Directors' Interests in Competing Businesses

During the year, the following Directors have interests in the following businesses which are considered to compete or are likely to compete, either directly or indirectly, with the businesses of the Group other than those businesses where the Directors of the Company were appointed as directors to represent the interests of the Company and/or the Group pursuant to the Listing Rules:

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Cheng Yu-Tung	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	Director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	Director
	Melbourne Enterprises Limited group of companies	Property investment	Director
	Lifestyle International Holdings Ltd. group of companies	Department stores operations and property investment	Director
Dr. Cheng Kar-Shun, Henry	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	Director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	Director
	HKR International Limited group of companies	Property investment and development, construction and property management	Director
	Beijing Chang Le Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Niceline Real Estates Development Co., Ltd.	Property development in Beijing	Director

Directors' Interests in Competing Businesses (continued)

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
	Beijing Fu Wah Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Po Garden Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Lifestyle International Holdings Ltd. group of companies	Department stores operations and property investment	Director
Dr. Sin Wai-Kin, David	Miramar Hotel & Investment Company Limited group of companies	Property investment and hotel operation	Director
Mr. Cheng Yue-Pui	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	Director
	Melbourne Enterprises Limited group of companies	Property investment	Director
Mr. Cheng Kar-Shing, Peter	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	Director
	Long Vocation Investments Limited group of companies	Property investment	Director and Shareholder
Mr. Chan Kam-Ling	Evergreen Investment Limited	Property investment	Shareholder
	Yearfull Investment Limited	Property investment	Shareholder
	Victory China Development Limited	Property investment	Shareholder
	Gold Asia Trading Limited	Property investment	Shareholder
Mr. Chow Kwai-Cheung	Asia Leisure Development Company Limited	Property development	Director
	Beijing Chang Le Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Niceline Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Fu Wah Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Po Garden Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Flying Dragon Properties Ltd.	Property investment	Director and Shareholder
	Global Agents Ltd.	Investment holding	Director and Shareholder
	Hinkok Development Limited	Property development	Shareholder

The above-mentioned Directors' involvement in the management of the above-mentioned entities are not significant nor are the size of the above-mentioned businesses undertaken by the entities in which they were appointed as directors considered as significant as compared to the Group.

As the Board of Directors of the Company is independent of the boards of these entities, the Group is therefore capable of carrying on such businesses independently of, and at arm's length from the businesses of these entities.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Directors' Rights to Acquire Shares or Debentures

Save as disclosed under the section header "Share Option Schemes" below, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company or chief executive or any of their spouse or children under the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Share Option Schemes

Share option schemes of the Group are set out on pages 86 to 96.

Substantial Shareholder's Interests in Shares

As at 30 June 2004, the register kept by the Company under Section 336 of the SFO shows the following parties had interests in 5.0% or more of the issued share capital of the Company.

Long position in shares

Name	Number of shares			% to the issued share capital
	Beneficial interests	Corporate interests	Total	
Chow Tai Fook Enterprises Limited ("CTF") *(Note)*	1,093,068,180	126,032,062	1,219,100,242	35.26

Note: CTF together with its subsidiaries.

Save as disclosed above, there is no other interest is recorded in the register that is required to be kept under Section 336 of the SFO as having an interest in 5.0% or more of the issued share capital of the Company as at 30 June 2004.

Sufficiency of Public Float

According to information that is available to the Company, the percentage of the Company's shares which are in the hands of the public exceeds 25.0% of the Company's total number of issued shares.

Major Customers and Suppliers

During the year, less than 30.0% of the Group's turnover and less than 30.0% of the Group's purchases were attributable to the Group's five largest customers and five largest suppliers respectively.

Significant Change in Shareholdings of Subsidiaries

On 29 March 2004, a sale and purchase agreement was entered into between New World Telephone Holdings Limited ("NWTHL"), a wholly owned subsidiary of the Company, and Asia Logistics Technologies Limited ("ALT") for the disposal of the entire interest of New World PCS Holdings Limited, a wholly owned subsidiary of NWTHL, by NWTHL to ALT for cash at a consideration of HK$1,250.0 million.

A subscription agreement was also entered on 29 March 2004 between Power Palace Group Limited ("PPG"), a wholly owned subsidiary of the Company, and ALT pursuant to which PPG agreed to subscribe for (i) 4,166,666,667 new shares of ALT of HK$0.01 each and (ii) the convertible note in the amount of HK$1,200.0 million issued to PPG entitling PPG to convert the principal amount into shares of ALT at the initial conversion price of HK$0.012 per share.

Both transactions were completed on 6 July 2004 and the Group held approximately 55.3% in ALT immediate after the completion.

Auditors

The Accounts have been audited by Messrs PricewaterhouseCoopers and H.C. Watt & Company Limited, who retire and, being eligible, offer themselves for re-appointment as joint auditors of the Company.

On Behalf of the Board
Dr. Cheng Yu-Tung
Chairman

Hong Kong, 15 October 2004

Connected Transactions

(1) The Company and CTF, severally in the proportions of 64.0% and 36.0%, have on 29 August 1995 issued an indemnity ("Indemnity") to Renaissance Hotel Group N.V. ("RHG"), a former subsidiary of NWDH, which is now an independent third party, in respect of any obligations of RHG or its subsidiaries may have in respect of certain lease payment obligations under 25 leases or guarantees of leases of Hotel Property Investment, Inc., a Delaware corporation held by HPI.

On 25 July 1997, NWDH sold its entire interests in HPI to CTFHL, a company controlled by Dr. Cheng Kar-Shun, Henry, a Director of the Company and Mr. Doo Wai-Hoi, William, a director of certain subsidiaries of the Company. Under the sale, the indemnity will continue. Arrangements have therefore been entered into whereby CTF will counter-indemnify the Company fully against any liability arising under the Indemnity in respect of the said lease obligations and guarantees of leases. It is presently estimated that the maximum liability of the Company under the Indemnity will be approximately US$54.0 million per annum. Up to now, no payment has ever been made by the Company or CTF under the Indemnity.

(2) In July 1999, a deed of tax indemnity was entered into between the Company and New World China Land Limited ("NWCL") whereby the Company undertakes to indemnify NWCL in respect of, inter alia, certain PRC income tax ("IT") and land appreciation tax ("LAT") in The People's Republic of China ("PRC") payable in consequence of the disposal of certain properties held by NWCL as at 31 March 1999 and in respect of which the aggregate amount of LAT and IT is estimated at approximately HK$6,347.6 million (2003: HK$6,645.0 million). During the year, no such tax indemnity is effected (2003: Nil).

(3) On 4 January 2002, a sale and purchase agreement had been entered into between the Company, CTF, Triple Wise Investment Company Limited ("Triple Wise"), Asean Resources Holdings Limited ("AR"), Fitmond Limited ("Fitmond") and Wise Come Development Limited ("Wise Come") for the purpose of, inter alia, the acquisition of the entire issued share capital of Poucher Limited ("Poucher"), a wholly owned subsidiary of Fitmond, of US$1.0 (equivalent to approximately HK$7.8) and the shareholder's loan owing by Poucher to Fitmond upon completion at a consideration of HK$7.8 and HK$300.0 million (subject to adjustment) respectively by Wise Come from Fitmond. Poucher, through its wholly owned subsidiaries, is principally engaged in the development of Fanling Sheung Shui Town Lot No. 182 and various lots no in Demarcation District No. 51 in Fanling New Territories with a total site area of approximately 684,264 sq. ft. (the "Properties") for sale and is beneficially interested in the land title of the Properties.

Poucher is now owned as to 80.0% by Triple Wise and as to 20.0% by Wisdom Profit Investments Limited, an indirect wholly owned subsidiary of AR.

Triple Wise is owned equally by the Company and CTF and will be solely responsible for the provision of necessary funding to Wise Come for the purpose of the acquisition and future operations of Wise Come. The Company and CTF or their respective associates will in turn provide or procure the necessary funding to Triple Wise proportionate to their respective equity interests in Triple Wise ("Transactions").

The provision of financial assistance to Wise Come solely by the Company and CTF or their respective associates through Triple Wise will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules.

Connected Transactions (continued)

The Transactions had been reviewed by the Independent Non-executive Directors of the Company who had confirmed that the Transactions were:

(i) in the ordinary and usual course of business of the Company;

(ii) on normal commercial terms and on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(ii) the aggregate amount of the Transactions was lower than 3.0% of the audited consolidated net tangible assets of the Group which did not exceed the limit as set out in the announcement dated 4 January 2002.

(4) On 15 May 2002, the Company, CTF and Wee Investments (Pte.) Limited ("Wee"), an independent third party property development company, entered into a funding agreement, a performance and completion undertaking and a deed of guarantee entered into by the Company ("Financing Documents"), in favour of the agent for the lenders in respect of HK$1,300.0 million term loan facility granted by a syndicate of banks to Jade Gain Enterprises Limited ("Jade Gain"), which is the developer of Tseung Kwan O Town Lot No. 75 Area 55b development site ("the Project"). The Company, CTF and Wee have direct or indirect shareholdings of 45.0%, 30.0% and 25.0% respectively in Jade Gain. The financial obligations of the Company, CTF and Wee under the Financing Documents are several and are in proportion to each shareholder's respective shareholding percentage in Jade Gain. However the financial obligations of the Company, CTF and Wee under the Financing Documents might be adjusted if one of the party defaulted under the development agreement of the Project dated 6 February 2002. Under such circumstances, the non-defaulting parties would have to assume the financial obligations of the defaulting party under the Financing Documents on a pro rata basis amongst the non-defaulting parties so that a party might have to assume the financing obligations under the Financing Documents greater than the in proportion to each shareholders' respective shareholder's percentage in Jade Gain.

As CTF is regarded as a connected person of the Company, entering into the Financial Documents by the Company would constitute connected transaction of the Company.

(5) On 16 July 2002, Guangzhou Xin Yi Development Limited ("Xin Yi") was granted a 4-year term loan facility of up to HK$171.6 million and a revolving loan facility of up to RMB228.3 million by a bank to finance the construction and development of its property project. The loan facilities were severally guaranteed by NWCL and CTF as to 90.5% and 9.5% respectively, in proportion to their indirect shareholdings in Xin Yi.

As CTF is regarded as a connected person of the Group, the provision of the aforesaid guarantee by NWCL constituted connected transaction of the Group. The aforesaid facilities were fully repaid in December 2003.

Connected Transactions (continued)

(6) On 19 July 2002 and 31 December 2002, NWCL executed corporate guarantees in respect of the full obligation and liabilities of Shanghai Ju Yi Real Estate Development Co., Ltd. ("Ju Yi") under two loan facilities as granted by a bank of up to aggregate principal amounts of RMB100.0 million ("RMB Facility") and US$20.0 million ("US$ Facility") respectively. The RMB Facility, with a term of 7 years, was used to finance the development cost of the property project undertaken by Ju Yi whilst the US$ Facility, with a term of 1 year, was used to refinance its existing loan of US$20.0 million.

At the date of the transactions, Ju Yi was beneficially owned as to 80.0% and 20.0% by New World Development (China) Limited ("NWDC"), a wholly owned subsidiary of NWCL, and Stanley Enterprises Limited ("Stanley") respectively. Stanley has agreed to indemnify NWCL in respect of its liabilities under the guarantee in proportion to its shareholding in Ju Yi and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the loan facilities being utilised by Ju Yi. The shareholdings in Ju Yi was subsequently changed to 70.0% and 30.0% as being held by NWDC and Stanley respectively after the transfer of 10.0% participating interest in Ju Yi from NWDC to Stanley on 14 March 2003.

The loans drawn under the RMB Facility and the US$ Facility were fully repaid in June and December 2003 respectively.

By virtue of the fact that Stanley is a substantial shareholder of certain subsidiaries of the Group, and is wholly owned by a director of NWCL, Mr. Doo Wai-Hoi, William, since 3 December 2002, the provision of the aforesaid guarantee and payment of the guarantee fee by Stanley constituted connected transactions of the Group.

(7) On 25 July 2002, Shanghai Ramada Plaza Ltd. ("Shanghai Ramada"), then 57.0% owned subsidiary of NWCL, was granted loan facilities of US$10.0 million and RMB300.0 million by two banks for terms of 5 years to finance the construction of its property project and as general working capital. Upon granting of the loan facilities, NWCL provided guarantees in respect of the full obligation and liabilities of Shanghai Ramada under the loan facilities as well as the completion of Shanghai Ramada Plaza and undertook that the funding requirement relating to the completion of its construction would be fulfilled.

On 24 June 2003, Shanghai Ramada, then 61.7% owned subsidiary of NWCL, obtained another loan facility of RMB100.0 million from a bank for a term of 5 years to finance the construction cost of its property project. The obligation and liabilities of Shanghai Ramada under the aforesaid loan facility are also guaranteed by NWCL.

The other shareholders of Ramada Property Ltd. ("Ramada Property"), being the holding company of Shanghai Ramada having 95.0% interest in Shanghai Ramada, had agreed to indemnify NWCL in respect of its liability under the guarantees and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the loan facilities being utilised by Shanghai Ramada in proportion to their shareholding in Ramada Property.

Stanley, having 20.0% interest in Ramada Property, is a connected person of the Group. The provision of the guarantees by NWCL in respect of the loan facilities and payment of the guarantee fee by Stanley constituted connected transactions of the Group.

Connected Transactions (continued)

(8) On 29 July 2002, Shunde Shunxing Real Estate Co., Ltd. ("Shunde Shunxing") was granted a 3-year term loan facility of RMB50.0 million from a bank to finance a property development project. Shunde Shunxing was owned by Global Perfect Development Limited ("Global Perfect") and an independent third party as to 70.0% and 30.0% respectively. Global Perfect is indirectly owned as to 50.0% and 50.0% by NWCL and CTF respectively.

The loan facility was severally guaranteed by NWCL and CTF in proportion to their indirect shareholdings in Global Perfect. Since CTF is a connected person, the provision of the aforesaid guarantee by NWCL constituted a connected transaction of the Group.

(9) Fortune Leader Overseas Chinese (Daiyawan) Real Estate Development Co., Ltd. ("Fortune Leader Real Estate") was granted a 4-year banking facility with principal amount of up to HK$30.0 million ("HK$30.0 million facility") on 6 September 2002 and an additional facility of HK$40.0 million on 17 July 2003 to finance the development of its property projects. Fortune Leader Real Estate is 80.0% owned by Dragon Fortune Limited ("Dragon Fortune") and 20.0% by an independent third party. Dragon Fortune is in turn owned by NWCL, Potassium Crop. ("Potassium"), Sun City Holdings Limited ("Sun City"), a 30.6% owned associated company, and independent third parties as to 36.4%, 7.1%, 20.3% and 36.2% respectively. Effectively, NWCL owns Dragon Fortune as to 42.6%.

The obligation and liabilities of Fortune Leader Real Estate under the banking facilities were guaranteed by NWCL, Mr. Cheng Kar-Shing, Peter who is a director of both the Company and NWCL ("Personal Guarantor") and certain independent shareholders of Dragon Fortune in the proportion of 39.2%, 30.6% and 30.2% respectively on several basis.

Potassium is wholly owned by the Personal Guarantor. Sun City is a 30.6% owned associated company of NWCL and is also a connected person of NWCL by virtue of the deemed interest of the Personal Guarantor in more than one-third of its issued share capital. Accordingly, the provision of the guarantee by NWCL in respect of the banking facilities to Fortune Leader Real Estate constituted connected transactions of the Group.

(10) On 19 December 2002, Shanghai Mayfair Hotel Co., Ltd. ("Shanghai Mayfair") was granted a banking facility of up to an aggregate principal amount of HK$10.0 million and RMB74.0 million respectively by a bank for a term of 2 years to refinance its existing loans of HK$10.0 million and RMB74.0 million. NWCL had provided guarantee in respect of the full obligation and liabilities of Shanghai Mayfair under the loan facility.

Shanghai Mayfair is indirectly owned as to 99.0% by Ramada Property. The other shareholders of Ramada Property have agreed to indemnify NWCL in respect of its liability under the guarantee and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the loan facility being utilised by Shanghai Mayfair in proportion to their shareholding in Ramada Property.

Since Stanley is a connected person of the Group, the provision of the guarantee by NWCL in respect of the loan facility and the payment of guarantee fee by Stanley constituted connected transactions of the Group.

Connected Transactions (continued)

(11) On 8 January 2003, Fortune Leader Overseas Chinese (Daiyawan) Investment Co., Ltd. ("Fortune Leader Investment") was granted a 4-year banking facility with principal amount of up to HK$50.0 million to finance the development of its property projects. Fortune Leader Investment is 80.0% owned by Dragon Fortune.

The obligation and liabilities of Fortune Leader Investment under the banking facilities were guaranteed by NWCL, the Personal Guarantor and certain independent shareholders of Dragon Fortune in the proportion of 39.8%, 29.5% and 30.7% respectively on several basis.

Potassium is wholly owned by the Personal Guarantor. Since Sun City is a connected person of the Group, the provision of the guarantee by NWCL in respect of the banking facilities to Fortune Leader Investment constituted connected transaction of the Group.

(12) On 19 March 2003, New World First Ferry Services (Macau) Limited ("NWFF (Macau)"), a then subsidiary of the Group, Best Conquer Properties Limited ("Best Conquer"), the registered owners of 8 vessels (the "Vessel Owners"), CTF and Star Success Enterprises Limited ("Star Success") entered into a master charter agreement (the "Master Charter Agreement"), pursuant to which NWFF (Macau) conditionally agreed to enter into 8 separate bareboat charters (the "Bareboat Charters") with the Vessel Owners. Under the Bareboat Charters, NWFF (Macau) chartered the 8 vessels for an initial term of 4 years commencing from the date of the Bareboat Charters. The charter hire payable by NWFF (Macau) to each Vessel Owners each year is equal to 25.0% of the fare revenue from the operation of its respective vessel for that year.

Under the Master Charter Agreement, CTF and Star Success have agreed to provide guarantees in favour of NWFF (Macau) for the fact that if the net profit before tax of NWFF (Macau) attributable to the operation of the vessels (the "Vessels Operation Profit") for any particular financial year as set out in its pro forma consolidated or combined profit and loss account during the charter period is less than HK$10.0 million (or such lesser amount as is proportional, on the basis of a 365-day year, thereto in respect of any part of a charter period which does not extend to the entire financial year of NWFF (Macau)) (the "Guaranteed Sum"), CTF will pay NWFF (Macau) an amount equal to the shortfall in cash within 2 months after the issue of certificate by auditors upon finalisation of the said accounts, provided that such amount shall not in any event exceed the aggregate charter hires payable and actually paid by NWFF (Macau) to the Vessel Owners under the Bareboat Charters for the relevant year (the "Shortfall").

NWFF (Macau) was then an indirect wholly owned subsidiary of NWSH. Star Success is an indirect wholly owned subsidiary of CTF. Best Conquer and the Vessel Owners are direct or indirect wholly owned subsidiaries of Star Success and, accordingly, are regarded as connected persons of the Group, the entering into and performance of the Master Charter Agreement constituted connected transactions for the Group. Moreover, given the ongoing nature of the transactions contemplated under the Bareboat Charters, such transactions constituted continuing connected transactions of the Group.

The Company and NWSH had made a joint announcement on 12 August 2004 stating the fact that based on the unaudited profit and loss account of NWFF (Macau) for FY2004, there would be a shortfall in the Vessels Operation Profit for the Guaranteed Sum. According to the audited financial statements of NWFF (Macau), the shortfall amounted to HK$30.9 million (2003: HK$8.5 million) for the year ended 30 June 2004.

Subsequent to the completion of the Share Exchange Agreement (as defined below) on 9 March 2004, NWFF (Macau) was no longer a subsidiary of NWSH. Since then the guarantee provided by CTF for the Vessels Operation Profit of NWFF (Macau) and the transactions contemplated under the Bareboat Charters had ceased to be continuing connected transactions of the Group.

(13) On 7 April 2003, NWCL executed a corporate guarantee to secure 50.0% of the indebtedness of Global Perfect under a loan facility of up to HK$300.0 million as provided by a bank under a loan agreement dated 27 March 1997 for a term of 7 years to finance its property development project. Global Perfect is indirectly owned as to 50.0% and 50.0% by NWCL and CTF respectively. CTF had provided full guarantee in respect of the loan facility since 27 March 1997.

The loan drawn under the aforesaid facility was fully repaid in March 2004.

As CTF is regarded as a connected person of the Group, the provision of the aforesaid guarantee by NWCL constituted a connected transaction of the Group.

(14) On 12 November 2003, Citybus Limited ("Citybus", a then indirect wholly owned subsidiary of CTF) entered into a vehicle supply agreement with New World First Bus Services Limited ("NWFB", a then indirect wholly owned subsidiary of NWSH), whereby Citybus contracted to purchase 10 single-deck buses from NWFB at the aggregate cash price of approximately HK$1.7 million.

On 8 December 2003, Citybus entered into another vehicle supply agreement with NWFB whereby Citybus contracted to purchase 9 double-deck buses from NWFB at the aggregate cash price of approximately HK$16.8 million.

CTF is regarded as a connected person of the Group and Citybus was a wholly owned subsidiary of CTF, Citybus was then a connected person of the Group. The transactions under the said vehicle supply agreements constituted connected transactions of the Group under the Listing Rules.

(15) On 13 November 2003, certain members of the Group entered into 13 separate agreements with 肇慶市公路發展總公司 (unofficial translation being Zhaoqing Highway Development Ltd., "ZHD") for the disposal of all of NWSH's interests in the 13 sino-foreign co-operative joint ventures in the PRC (the "Toll Road Projects", which engaged in the development and operation of certain toll roads and toll bridge in the PRC) to ZHD for an aggregate consideration of approximately HK$1,168.0 million. These Toll Road Projects include the following joint venture companies:

(a) Zhaoqing Xinde Bridge Limited
(b) Zhaoqing Xingao Highways Company, Limited
(c) Guangdong Xinzhaogao Highways Company, Limited
(d) Zhaoqing Gaoyao Xinhuo Highways Limited
(e) Guangdong Gaoyao Xinjun Highways Limited
(f) Guangdong Gaoyao Xinwei Highways Limited
(g) Zhaoqing Gaoyao Xinshuang Jin Highways Limited
(h) Zhaoqing Xinhui Highways Company, Limited
(i) Zhaoqing Xinning Highways Company, Limited
(j) Zhaoqing Xinjiang Highways Limited
(k) Zhaoqing Xinde Highways Company, Limited

Connected Transactions (continued)

(l) Zhaoqing Xinfeng Highways Company, Limited
(m) Zhaoqing Deqing Xinyue Highways Limited

Each of the members of the Group participating in the Toll Road Projects is an indirectly wholly owned subsidiary of NWSH and each of the Toll Road Projects was also a subsidiary of NWSH. In addition, ZHD was the substantial shareholder of Zhaoqing Xingao Highways Company, Limited, Guangdong Xinzhaoqao Highways Company, Limited, Zhaoqing Xinhui Highways Company, Limited and Zhaoqing Xinning Highways Company, Limited, all being non wholly owned subsidiaries of NWSH, ZHD was a connected person of NWSH. The disposal of the Toll Road Projects as contemplated under the abovesaid agreements constituted connected transaction of the Group.

The transfers of interest in the Toll Road Project as contemplated under the abovesaid agreements were completed in early 2004.

(16) On 19 November 2003, NWCL executed a corporate guarantee to secure 90.5% of the indebtedness of Xin Yi under a 3-year term loan facility up to RMB200.0 million as granted by a bank to Xin Yi on 27 November 2003 to finance its property development projects. Xin Yi is owned indirectly as to 90.5% and 9.5% by the NWCL and CTF. CTF is a connected person of the Group, the provision of the guarantee by NWCL in respect of the banking facility to Xin Yi constituted a connected transaction of the Group.

(17) CTF, Merryhill Group Limited ("Merryhill", a then indirect wholly-owned subsidiary of CTF which held, among other investments, the Citybus Group (Citybus Limited and its subsidiaries)) and NWSH entered into a share exchange agreement on 8 December 2003 (the "Share Exchange Agreement") in connection with a proposed share exchange which would place the respective transport and related businesses of CTF and NWSH under Merryhill (the "Proposed Share Exchange").

CTF and NWSH agreed that upon and after completion of the Share Exchange Agreement, each of CTF and NWSH would own 50.0% of the total issued share capital of Merryhill. In this connection, the following steps had been undertaken at completion (in the order stated) to put in place the 50:50 shareholding structure and made up the difference between the equity values of the Merryhill Group (Merryhill and its subsidiaries) and the NWFH Group (New World First Holdings Limited ("NWFH") and its subsidiaries):

(a) Merryhill declared and paid a dividend in cash in the amount of the lesser of: (i) HK$102.6 million (being 50.0% of the difference between the equity values of the NWFH Group and the Merryhill Group as at 31 October 2003); and (ii) the full amount of the distributable reserves of Merryhill as at completion to Enrich Group Limited, an indirect wholly owned subsidiary of CTF;

(b) NWSH capitalised a portion of the inter-company shareholder loans and other advances owed by members of the NWFH Group to the NWSH Group ("NWFH Shareholder Loans") to increase the equity value of the NWFH Group such that the resultant equity value of the NWFH Group would be equal to the equity value of the Merryhill Group;

(c) NWSH procured the transfer of the entire issued share capital of NWFH, including the new NWFH shares allotted and issued to NWSH pursuant to the capitalisation of a portion of the NWFH Shareholder Loans to Merryhill and assigned the uncapitalised portion of the NWFH Shareholder Loans to Merryhill;

Connected Transactions (continued)

(d) the consideration for the transfer and assignment mentioned in step (c) above was satisfied by:

(i) Merryhill issuing and allotting certain new Merryhill shares as consideration for the entire issued share capital of NWFH as well as the capitalised portion of the NWFH Shareholder Loans at face value; and

(ii) Merryhill paying, on a dollar-for-dollar basis, an amount in cash as consideration for the uncapitalised portion of the NWFH Shareholder Loans at face value,

in each case, to NWSH or its nominee(s); and

(e) Merryhill repaid a part of the inter-company shareholder loans owed by members of the Merryhill Group to the CTF and its subsidiaries, excluding the Merryhill Group to CTF and issued and allotted certain new Merryhill shares to CTF for the purpose of capitalising the remaining balance of these loans.

As CTF is a connected person of the Company under the Listing Rules, the Proposed Share Exchange constituted a connected transaction for the Company under the Listing Rules and therefore required the approval of the independent shareholders of the Company. The transactions contemplated under the Proposed Share Exchange were approved by the independent shareholders at the extraordinary general meeting of the Company on 8 January 2004 and the Proposed Share Exchange was completed on 9 March 2004.

(18) On 29 March 2004, a sale and purchase agreement ("the S&P Agreement") was entered into between New World Telephone Holdings Limited ("NWTHL"), a wholly owned subsidiary of the Company, and Asia Logistics Technologies Limited ("ALT"), pursuant to which ALT agreed to purchase and NWTHL agreed to dispose of its entire interest in New World PCS Holdings Limited ("the Sale Shares"). The aggregate consideration for the Sale Shares amounted to HK$1,250.0 million which would be satisfied in cash upon the completion of the S&P Agreement. The S&P Agreement was conditional upon, among other conditions, the completion of the Subscription Agreement (as defined below).

A subscription agreement ("the Subscription Agreement") was also entered into on 29 March 2004 between Power Palace Group Limited ("PPG"), a wholly owned subsidiary of the Company, and ALT, pursuant to which PPG agreed to subscribe for: (i) 4,166,666,667 new shares of HK$0.01 each in share of ALT (or 41,666,666 shares of HK$1.00 each immediately following the ALT capital reduction and consolidation of every 100 issued and unissued existing ALT's shares of HK$0.01 each into one consolidated ALT share of HK$1.00 each) to be allotted and issued at HK$0.012 per share (or HK$1.20 per consolidated ALT share) to PPG pursuant to the Subscription Agreement, represented a discount of 72.7% to HK$0.044, being the closing price on the last trading day of the existing ALT shares prior to the suspension of trading of the ALT's shares on 26 March 2004; and (ii) the convertible note in the principal amount of HK$1,200.0 million to be issued to PPG pursuant to the Subscription Agreement entitling the holder to convert the principal amount into new ALT shares (or new consolidated ALT shares) at the initial conversion price of HK$0.012 per ALT shares (or HK$1.20 per consolidated ALT share).

The S&P Agreement and the Subscription Agreement were completed on 6 July 2004.

Since Mr. Simon Lo, the controlling shareholder of ALT, was the director of certain subsidiaries of the Group for the past twelve months prior to the date of the S&P Agreement and the Subscription Agreement, each of the S&P Agreement and the Subscription Agreement constituted connected transaction of the Company under the Listing Rules.

(19) On 20 May 2004, Merryhill and NWSH entered into a master services agreement (the "Master Services Agreement") under which Merryhill agreed to, and procured that members of the Merryhill Group engage relevant members of the Group to provide operational services, which includes construction services, electrical and mechanical engineering services, facility management services, security and guarding services, cleaning and landscaping services, financial services and property management services and such other types of services as Merryhill and NWSH may agree upon from time to time in writing, to the Merryhill Group during the term of the Master Services Agreement. Moreover, under the Master Services Agreement, Merryhill also agreed and undertook that it shall procure the relevant members of the Merryhill Group to rent or otherwise license spare office, commercial, storage and car-parking spaces in the depots of the relevant members of the Merryhill Group to members of the NWSH Group.

The transactions contemplated under the Master Services Agreement are expected to be of a recurrent nature and will occur on a regular and continuing basis in the ordinary and usual course of business of the NWSH Group. As CTF is a connected person of the Company and Merryhill is an associate of CTF, the Master Services Agreement and all the transactions contemplated thereunder constitute continuing connected transactions of the Group under the Listing Rules.

Before the completion of the Proposed Share Exchange, members of the NWSH Group entered into transactions on a recurring basis with members of the NWFH Group as well as the Citybus Group (which, upon completion, became members of the Merryhill Group) regarding the provision of the said operational services and the rental or licensing of spaces for the daily operation of the relevant parties. These transactions became continuing connected transactions of the Group under the Listing Rules upon completion of the Proposed Share Exchange.

As at 30 June 2004, an aggregate consideration of approximately HK$3.1 million had been received by the NWSH Group in respect of the services provided to the Merryhill Group while an aggregate rental of approximately HK$0.1 million had been paid by the NWSH Group to the Merryhill Group.

(20) 北京信通傳之媒文化發展有限公司 (Beijing Xintong Media & Cultural Development Co. Ltd.) ("Beijing Xintong") was 51.0% owned by New World Infrastructure (China) Investment Limited ("NWIC", a wholly owned subsidiary of New World TMT Limited ("NWTMT") (formerly New World Infrastructure Limited)), 30.0% owned by Mr. Tian Tao ("Mr. Tian") and 19.0% owned by 海南曉越文化發展有限公司 (Hainan Xiao Yue Cultural Development Co. Ltd.) ("Hainan Company").

On 5 July 2004, NWIC entered into:

(i) a share transfer agreement (the "Tian's Agreement") with Mr. Tian regarding the purchase of 0.1% interest in the registered capital of Beijing Xintong from Mr. Tian at a consideration at RMB30,000 (approximately HK$28,000);

Connected Transactions (continued)

(ii) a share transfer agreement (the "Hainan Agreement") with Hainan Company regarding the purchase of 19.0% interest in the registered capital of Beijing Xintong from Hainan Company at a consideration of RMB21.0 million (approximately HK$19.6 million); and

(iii) a capital increase agreement (the "Capital Increase Agreement") with Mr. Tian pursuant to which the registered capital of Beijing Xintong will, conditional upon the completion of the Tian's Agreement and the Hainan Agreement, be increased by RMB70.0 million (approximately HK$65.4 million). Such increment will be contributed as to RMB49.1 million (approximately HK$45.9 million) by NWIC and as to RMB20.9 million (approximately HK$19.6 million) by Mr. Tian and is in proportion to the then percentage of shareholding in Beijing Xintong held by NWIC and Mr. Tian.

Mr. Tian, being a substantial shareholder of Beijing Xintong and director of most of the subsidiaries of Beijing Xintong, is a connected person of the Group. Hainan Company, which is owned by Mr. Tian's spouse and son, is an associate of Mr. Tian under the Listing Rules. Accordingly, the above transactions constitute connected transactions of the Group.

At the date of this annual report, the Tian's Agreement, the Hainan Agreement and the Capital Increase Agreement were not yet completed.

(21) On 5 August 2004, an agreement was entered into between 四川犍為電力(集團)股份有限公司 (unofficial translation being Sichuan Qianwei Power (Group) Share Co., Ltd., "Qianwei Power Group") and Lucrative Rich Limited, an indirect wholly owned subsidiary of NWSH, for the disposal of all the NWSH Group's interest in 四川犍為大利電力有限公司 (unofficial translation being Sichuan Qianwei Dali Power Company Limited, "Qianwei") at a consideration of RMB48.0 million. The consideration is payable by Qianwei Power Group in cash by two instalments. The first instalment of RMB26.0 million was paid on the date of signing of the agreement and the second instalment of RMB22.0 million is payable on or before 30 December 2004. Completion will take place upon fulfillment of all the condition precedents as set out in the agreement and on the date when the full amount of the consideration has been settled.

Qianwei Power Group, by virtue of its substantial shareholding in Qianwei, was a connected person of NWSH. The disposal of interest in Qianwei as contemplated under the abovesaid agreement constituted connected transactions for the Group under the Listing Rules.

(22) The Company had advanced an aggregate of HK$654.3 million (2003: HK$634.7 million) to Spark Investment Limited, a wholly owned subsidiary of the Company, to finance a development project in Tai Po Tsai, Sai Kung, New Territories held by a 56.0% indirectly owned subsidiary, as at 30 June 2004. The advance is unsecured and carries interest at 3.0% above one-month Hong Kong Interbank Offered Rate ("HIBOR"). The Company had received a total interest payment of HK$22.2 million (2003: HK$32.4 million) for the said advance during the year.

The advance was made not in proportion to the shareholdings of the said project. Therefore this transaction constituted connected transaction under the Listing Rules.

Connected Transactions (continued)

(23) New World Finance Company Limited ("NWF") and Sexon Enterprises Limited, wholly owned subsidiaries of the Group, had advanced HK$3,249.9 million (2003: HK$2,484.2 million) in aggregate to NWCL as at 30 June 2004. These loans are unsecured and carry interest ranging from 0.5% above 3 months HIBOR to 0.5% to 1.0% above 1-month London Interbank Offered Rate ("LIBOR") per annum, and are repayable from June 2005 to June 2007. The interest charged by these subsidiaries of the Group to NWCL for the year ended 30 June 2004 in respect of these loans amounted to HK$18.2 million (2003: HK$39.2 million).

(24) NWF had advanced HK$1,107.9 million and US$40.7 million to NWTMT as at 30 June 2004. These loans are unsecured and carry interest at 1.5% over 3-month HIBOR and 1.5% over 3-month LIBOR per annum respectively and are no fixed repayment terms. The interest charged to NWTMT for the year ended 30 June 2004 amounted to HK$15.2 million and US$0.7 million respectively.

Save as disclosed above, a summary of significant related party transactions that did not constitute connected transactions made during the year was disclosed in Note 33 to the Accounts.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2004, the interests of the Directors and their associates in shares, underlying shares and debentures of the Company or any of its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO were as follows:

(A) Long position in shares

	Number of shares					Approximate
	Personal interests	Spouse interests	Corporate interests	Other interests	Total	% of shareholding
New World Development Company Limited (Ordinary shares of HK$1.00 each)						
The Honourable Lee Quo-Wei	–	–	5,132,211[1]	354,649[2]	5,486,860	0.16
Dr. Ho Tim	2,528,137	–	–	–	2,528,137	0.07
Dr. Sin Wai-Kin, David	4,708,708	47,098	–	–	4,755,806	0.14
Mr. Leung Chi-Kin, Stewart	32,553	–	–	–	32,553	–
Mr. Chan Kam-Ling	135,335	–	–	–	135,335	–
Mr. Chow Kwai-Cheung	43,000	–	–	–	43,000	–
Dragon Fortune Limited (Ordinary shares of US$1.00 each)						
Mr. Cheng Kar-Shing, Peter	–	–	15,869[3]	–	15,869	27.41
HH Holdings Corporation (Ordinary shares of HK$1.00 each)						
Dr. Sin Wai-Kin, David	42,000	–	–	–	42,000	7.00
Mr. Chan Kam-Ling	15,000	–	–	–	15,000	2.50
Master Services Limited (Ordinary shares of US$0.01 each)						
Mr. Leung Chi-Kin, Stewart	16,335	–	–	–	16,335	1.63
Mr. Chan Kam-Ling	16,335	–	–	–	16,335	1.63
Mr. Chow Kwai-Cheung	16,335	–	–	–	16,335	1.63
New World China Land Limited (Ordinary shares of HK$0.10 each)						
Mr. Chan Kam-Ling	100,000	–	–	–	100,000	0.05
Mr. Chow Kwai-Cheung	126	–	–	–	126	–

Directors' Interests in Shares, Underlying Shares and Debentures (continued)

(A) Long position in shares (continued)

	Number of shares					Approximate
	Personal interests	Spouse interests	Corporate interests	Other interests	Total	% of shareholding
New World TMT Limited (formerly New World Infrastructure Limited) (Ordinary shares of HK$1.00 each)						
Dr. Cheng Kar-Shun, Henry	–	1,000,000	–	–	1,000,000	0.11
Dr. Ho Tim	148	–	–	–	148	–
Dr. Sin Wai-Kin, David	5,594	53	–	–	5,647	–
Mr. Liang Chong-Hou, David	262	–	–	–	262	–
Mr. Chan Kam-Ling	6,800	–	–	–	6,800	–
NWS Holdings Limited (Ordinary shares of HK$1.00 each)						
Dr. Cheng Kar-Shun, Henry	1,000,000	587,000	–	–	1,587,000	0.09
Dr. Ho Tim	86	–	–	–	86	–
Dr. Sin Wai-Kin, David	–	–	32,224,060[4]	–	32,224,060	1.80
Mr. Cheng Kar-Shing, Peter	166,666	–	2,939,700[5]	–	3,106,366	0.17
Mr. Liang Chong-Hou, David	153	–	–	–	153	–
Mr. Leung Chi-Kin, Stewart	3,760,630	–	221,607[6]	–	3,982,237	0.22
Mr. Chan Kam-Ling	670,657	–	10,254,321[7]	–	10,924,978	0.61
Mr. Chow Kwai-Cheung	2,264,652	–	–	–	2,264,652	0.13
Sun City Holdings Limited (Ordinary shares of HK$1.00 each)						
Mr. Cheng Kar-Shing, Peter	–	80,000	3,570,000[8]	–	3,650,000	45.63
Sun Legend Investment Limited (Ordinary shares of HK$1.00 each)						
Mr. Cheng Kar-Shing, Peter	–	–	500[9]	–	500	50.00
YE Holding Limited (Ordinary shares of HK$1.00 each)						
Mr. Leung Chi-Kin, Stewart	37,500	–	–	–	37,500	1.50

Notes:

(1) These shares were beneficially owned by a company in which the relevant director is deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(2) Interests held by a charitable foundation of which the Honourable Lee Quo-Wei and his spouse are members of its board of trustees.

(3) 4,102 shares are held by a company wholly owned by Mr. Cheng Kar-Shing, Peter and 11,767 shares are held by Sun City Holdings Limited ("Sun City"), of which Mr. Cheng Kar-Shing, Peter is deemed to be interested in 45.63% of its issued share capital.

(4) These shares are beneficially owned by a company which is jointly owned by Dr. Sin Wai-Kin, David and his spouse.

(5) These shares are beneficially owned by a company which is wholly owned by Mr. Cheng Kar-Shing, Peter.

(6) These shares are beneficially owned by a company of which Mr. Leung Chi-Kin, Stewart has a direct interest of 55%.

(7) These shares are beneficially owned by a company of which Mr. Chan Kam-Ling has a direct interest of 50%.

(8) These shares are held by a company of which Mr. Cheng Kar-Shing, Peter has an indirect interest of 48.18%.

(9) Mr. Cheng Kar-Shing, Peter is deemed to be interested in the shares of Sun Legend Investments Limited by virtue of his interest in Sun City.

(B) Long position in underlying shares – share options

Under the respective share option schemes of NWCL, NWTMT and NWSH, share options may be granted respectively to certain directors and employees of NWCL, NWTMT or NWSH to subscribe for shares. Certain Directors of the Company have interest in share options to subscribe for shares in NWCL, NWTMT or NWSH respectively.

Share Option Schemes of NWCL

On 18 December 2000, NWCL adopted a share option scheme ("2000 Share Option Scheme") pursuant to which employees, including executive directors of NWCL and its subsidiaries ("NWCL Group"), were given opportunity to obtain equity holdings in NWCL. The 2000 Share Option Scheme was subsequently terminated at the annual general meeting of NWCL held on 26 November 2002 ("2002 AGM") whereby a new share option scheme ("2002 Share Option Scheme") was adopted in compliance with the new requirements of the Listing Rules. Any share options which were granted under the 2000 Share Option Scheme prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 2000 Share Option Scheme.

A summary of share option schemes of NWCL disclosed in accordance with the Listing Rules is as follows:

	2000 Share Option Scheme	2002 Share Option Scheme
Purpose of the schemes	As incentive to employees, including executive directors of NWCL Group.	To provide an opportunity for the full-time or part-time employees, including directors, of NWCL Group to participate in the equity of NWCL as well as to motivate them to optimise their performance.
Participants of the schemes	Full-time employees, including any directors, of NWCL Group.	Full-time or part-time employees, including directors, of NWCL Group
Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWCL's annual report	NWCL had granted share options representing the rights to subscribe for 65,745,200 shares of NWCL under the 2000 Share Option Scheme, representing approximately 4.41% of the shares in issue as at the date of NWCL's report. No further options will be granted under the 2000 Share Option Scheme.	NWCL had granted share options representing the rights to subscribe for 6,660,400 shares of NWCL under the 2002 Share Option Scheme. NWCL may further grant share options to subscribe for 141,534,029 shares of NWCL, representing approximately 9.50% of the total issued share capital of NWCL.
Maximum entitlement of each participant under the schemes	25.0% of the aggregate number of shares for the time being issued and issuable under the scheme.	The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding options) in any 12-month period must not exceed 1.0% of the shares in issue unless the same is approved by NWCL's shareholders in general meeting.
The period within which the shares must be taken up under an option	At any time during a period to be notified by NWCL's directors, which period not to exceed 5 years commencing on the expiry of 1 month after the date on which the option is accepted and expiring on the last day of the 5-year period.	At any time during a period to be notified by NWCL's directors, which period not to exceed 5 years commencing on the expiry of 1 month after the date on which the option is accepted and expiring on a date not later than the last day of the 5-year period.
The minimum period for which an option must be held before it can be exercised	1 month	1 month
The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer.	HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer.

Share Option Schemes of NWCL (continued)

	2000 Share Option Scheme	2002 Share Option Scheme
The basis of determining the exercise price	The exercise price shall be determined by NWCL's directors, being the higher of: (a) not less than 80.0% of the average closing price of shares on the Hong Kong Stock Exchange ("HKEx") as stated in the HKEx's daily quotations sheets for the 5 trading days immediately preceding the date of offer; or (b) the nominal value of a share.	The exercise price shall be determined by NWCL's directors, being at least the higher of: (a) the closing price of shares as stated in the HKEx's daily quotations sheet on the date of offer, which must be a business day; and (b) the average closing price of shares as stated in the HKEx's daily quotations sheets for the 5 business days immediately preceding the date of offer.
The remaining life of the schemes	The 2000 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 18 December 2000.	The 2002 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 26 November 2002.

Share options granted to Directors

2000 Share Option Scheme

			Number of share options with exercise price of HK$1.955 per share	
Name of Director	Date of grant	Exercisable period	Balance at 1 July 2003	Balance at 30 June 2004
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000	5,000,000[1]
Mr. Cheng Kar-Shing, Peter	9 February 2001	10 March 2001 to 9 March 2006	2,500,000	2,500,000[1]
Mr. Leung Chi-Kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	500,000	500,000[1]
Mr. Chan Kam-Ling	9 February 2001	10 March 2002 to 9 March 2006[2]	400,000	400,000[1]
Mr. Chow Kwai-Cheung	9 February 2001	10 March 2001 to 9 March 2006	500,000	500,000[1]
			8,900,000	8,900,000

(1) The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous years, unless otherwise specified in note 2.

(2) The share options were exercisable during the remaining exercisable period of four years, provided that the maximum number of share options that can be exercised during a year is 25.0% of the outstanding balance of the share options held.

(3) The cash consideration paid by each Director for each grant of the share option is HK$10.0.

Share Option Schemes of NWCL (continued)

Share options granted to employees

2000 Share Option Scheme

Date of grant	Number of share options: Balance at 1 July 2003	Granted during the year	Exercised during the year[5]	Lapsed during the year	Balance at 30 June 2004	Exercise price per share HK$
5 February 2001 to 2 March 2001	32,373,600	–	(5,062,400)	(1,972,800)	25,338,400	1.955
8 February 2001 to 17 February 2001	3,600,000	–	(400,000)	–	3,200,000[2]	1.955
2 May 2001 to 29 May 2001	458,400	–	(56,400)	–	402,000	2.605
29 June 2001 to 26 July 2001	2,328,000	–	–	(230,800)	2,097,200	3.192
31 August 2001 to 27 September 2001	2,130,000	–	(339,200)	(1,200,800)	590,000	2.380
26 March 2002 to 22 April 2002	1,543,200	–	(128,000)	(554,000)	861,200	2.265
	42,433,200	–	(5,986,000)	(3,958,400)	32,488,800	

2002 Share Option Scheme

Date of grant	Number of share options: Balance at 1 July 2003	Granted during the year[4]	Exercised during the year[6]	Lapsed during the year	Balance at 30 June 2004	Exercise price per share HK$
3 January 2003 to 30 January 2003	1,344,000	–	(472,400)	(194,800)	676,800	1.33
12 May 2003 to 6 June 2003	2,214,400	–	(431,600)	(238,800)	1,544,000	1.00
28 October 2003 to 22 November 2003	–	265,600	(28,000)	–	237,600	1.81
18 December 2003 to 14 January 2004	–	1,300,000	–	–	1,300,000[3]	1.83
25 March 2004 to 21 April 2004	–	976,000	–	–	976,000	2.47
	3,558,400	2,541,600	(932,000)	(433,600)	4,734,400	

(1) The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous years, except otherwise specified in notes 2 and 3.

(2) The share options were exercisable during the remaining exercisable period of four years, provided that the maximum number of share options that can be exercised during a year is 25.0% of the outstanding balance of the share options held.

(3) The share options are exercisable during a period of two years commencing from the expiry of one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 50.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous year.

(4) The closing prices per share immediately before 28 October 2003, 18 December 2003 and 25 March 2004, the dates of grant, were HK$1.78, HK$1.80 and HK$2.475 respectively.

(5) The weighted average closing price of the shares immediately before the dates on which share options were exercised under the 2000 Share Option Scheme was HK$2.61.

(6) The weighted average closing price of the shares immediately before the dates on which share options were exercised under the 2002 Share Option Scheme was HK$2.27.

(7) The cash consideration paid by each employee for each grant of the share option is HK$10.0.

Share Option Schemes of NWCL (continued)

The fair values of the share options granted during the year with exercise prices per share of HK$1.81, HK$1.83 and HK$2.47 are estimated at HK$1.23, HK$1.25 and HK$1.15, respectively, using the Black-Scholes option pricing model. Values are estimated based on the risk-free rate of 0.717% per annum with reference to the rate prevailing on the Exchange Fund Notes, a one-year period historical volatility of 0.8, assuming no dividends and an expected option life of 5 years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Option Schemes of NWTMT

Pursuant to the share option schemes adopted on 3 October 1997 (the "1997 Share Option Scheme") and 6 December 2001 (the "2001 Share Option Scheme"), NWTMT may grant options to Directors and employees of NWTMT or its subsidiaries ("NWTMT Group") to subscribe for shares in NWTMT. No option had been granted under the 2001 Share Option Scheme since its adoption.

Summary of share option schemes of NWTMT disclosed in accordance with the Listing Rules is as follows:

	1997 Share Option Scheme	2001 Share Option Scheme
Purpose of schemes	As incentive to employees (including any Director) of NWTMT Group.	To provide an opportunity for employees (including any Director) of NWTMT Group to participate in the equity of NWTMT as well as to motivate them to optimise their performance.
Participants of the schemes	Full time employees (including any Director) of NWTMT Group.	Full time employees (including any Director) of NWTMT Group.
Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWTMT's annual report	1,200,000 shares (approximately 0.13% of the issued share capital as at the date of NWTMT's annual report), being the outstanding options unexercised. No further options will be granted under the 1997 Share Option Scheme upon adoption of the 2001 Share Option Scheme.	The total number of shares which may be issued upon exercise of all options to be granted under the 2001 Share Option Scheme and any other schemes of NWTMT must not in aggregate exceed 10.0% of the shares in issue as at the date of adoption of the 2001 Share Option Scheme, i.e. 85,533,125 shares (the 10.0% Limit), representing approximately 8.98% of the issued share capital as at the date of NWTMT's annual report. The 10.0% Limit may be refreshed with the approval of shareholders of NWTMT. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2001 Share Option Scheme and any other schemes must not exceed 30.0% of the shares in issue from time to time. No option has been granted under the 2001 Share Option Scheme since its adoption.
Maximum entitlement of each participant under the schemes	25.0% of the aggregate number of shares for the time being issued and issuable under the scheme.	The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding options) in any 12-month period must not exceed 1.0% of the shares in issue unless the same is approved by NWTMT's shareholders in general meeting.

Share Option Schemes of NWTMT (continued)

	1997 Share Option Scheme	2001 Share Option Scheme
The period within which the shares must be taken up under an option	At any time during a period to be notified by NWTMT's directors, which period not to exceed 5 years commencing on the expiry of 6 months after the date of grant of an option and expiring on the last day of the 5-year period.	At any time during a period to be notified by NWTMT's directors, which period not to exceed 7 years commencing on the expiry of 1 month after the date of grant of an option and expiring on the last day of the 7-year period.
The minimum period for which an option must be held before it can be exercised	6 months	1 month
The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer.	HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer.
The basis of determining the exercise price	The exercise price shall be determined by NWTMT's directors, being the higher of: (a) not less than 80.0% of the average closing price of shares on the HKEx as stated in the HKEx's daily quotations sheets for the 5 trading days immediately preceding the date of offer; or (b) the nominal value of a share.	The exercise price shall be determined by NWTMT's directors, being at least the higher of: (a) the closing price of shares as stated in the HKEx's daily quotations sheet on the date of offer, which must be a business day; and (b) the average closing price of shares as stated in the HKEx's daily quotations sheets for the 5 business days immediately preceding the date of offer.
The remaining life of the schemes	The 1997 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 3 October 1997.	The 2001 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 6 December 2001.

Share options granted to Directors

1997 Share Option Scheme

		Number of share options			
Name of Director	Date of grant	Balance at 1 July 2003	Lapsed during the year	Balance at 30 June 2004	Exercise price per share HK$
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	(600,000)	–	10.20
	2 December 1998	2,400,000	(2,400,000)	–	12.00
		3,000,000	(3,000,000)	–	

The cash consideration paid by the Director for each grant of the share option is HK$10.0.

Share Option Schemes of NWTMT (continued)

Share options granted to employees

1997 Share Option Scheme

	Number of share options			
Date of grant	Balance at 1 July 2003	Lapsed during the year	Balance at 30 June 2004	Exercise price per share HK$
18 November 1998 to 16 December 1998	362,800	(362,800)	–	10.20
18 November 1998 to 16 December 1998	1,790,000	(1,790,000)	–	12.00
23 September 1999	240,000	–	240,000[1]	10.20
23 September 1999	960,000	–	960,000[2]	12.00
	3,352,800	(2,152,800)	1,200,000	

(1) Exercisable from 1 July 2000 to 1 June 2005.

(2) Divided into 3 tranches exercisable from 1 July 2001, 1 July 2002 and 1 July 2003 respectively to 1 June 2005.

(3) No share options under the 1997 Share Option Scheme of NWTMT were exercised by the Directors and employees of NWTMT.

(4) The cash consideration paid by each employee for each grant of the share option is HK$10.0.

Share Option Schemes of NWSH

On 11 April 1997, a share option scheme was adopted by NWSH (the "1997 Share Option Scheme") under which the directors of NWSH may, at their discretion grant options to executive directors or full-time employees of NWSH and its subsidiaries ("NWSH Group") to subscribe for ordinary shares in NWSH. Subsequent to the amendment of Chapter 17 of the Listing Rules in 2001, a new share option scheme was adopted by NWSH on 6 December 2001 (the "2001 Share Option Scheme") thereafter certain rules of such scheme were altered and approved by the shareholders of NWSH held on 12 March 2003. Under the 2001 Share Option Scheme, the directors of NWSH may at their discretion grant options to any eligible persons as defined in the scheme to subscribe for ordinary shares in NWSH.

Summary of share option schemes of NWSH disclosed in accordance with the Listing Rules is as follows:

	1997 Share Option Scheme	2001 Share Option Scheme
Purpose of the schemes	As incentive to executive directors and employees of NWSH Group	To reward directors and employees of NWSH Group for past service or performance, to provide incentive and motivation or reward to eligible participants for increase performance or making contribution to NWSH and any of its subsidiaries, to attract and retain persons of right caliber with the necessary experience to work for NWSH Group and to foster a sense of corporate identity.

Share Option Schemes of NWSH (continued)

	1997 Share Option Scheme	2001 Share Option Scheme
Participants of the schemes	Executive directors or full-time employees of NWSH Group	Eligible participant may be a person or entity belonging to any of the following classes: (i) any eligible employee; (ii) any non-executive directors (including independent non-executive directors) of NWSH Group or any invested entity of NWSH and any of its subsidiaries (the "Invested Entity"); (iii) any supplier of goods or services to any member of NWSH Group or any Invested Entity; (iv) any customer of any member of NWSH Group or any Invested Entity; (v) any person or entity that provides research, development or other technological support to NWSH Group or any Invested Entity; (vi) any shareholder of any member of NWSH Group or any invested entity or any holder of any securities issued by any member of NWSH Group or any Invested Entity; (vii) any adviser (professional or otherwise) or consultant to any area of business or business development of any member of NWSH Group or any Invested Entity; and (viii) any joint venture partner or business alliance that co-operates with any member of NWSH Group or any Invested Entity in any area of business operation or development.
Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWSH's annual report	Options to subscribe for 2,000,000 shares had been granted by NWSH under this scheme. It was expired on 11 April 2000 and no further share option can be granted.	Renewal of the 10.0% general limit on grant of options under the share option schemes was approved by NWSH's shareholders on 12 March 2003. Thus, NWSH can grant options to subscribe for up to 178,075,900 shares of NWSH under this scheme. On 21 July 2003, NWSH granted options to certain eligible persons to subscribe for 41,497,000 shares of NWSH. Therefore, the total number of shares available for issue under this scheme is 136,578,900 representing approximately 7.59% of NWSH's issued share capital as at the date of NWSH's report.

Share Option Schemes of NWSH (continued)

	1997 Share Option Scheme	2001 Share Option Scheme
Maximum entitlement of each participant under the scheme	No eligible person shall be granted an option or options for such number of shares which in aggregate would exceed 25.0% of the total number of shares for which share options may be granted.	Unless approved by shareholders of NWSH, the total number of shares issued and to be issued upon exercise of the share options granted to each eligible participant (including both exercised and outstanding options) in any 12-month period must not exceed 1.0% of the share capital of NWSH in issue.
The period which the shares must be taken up under an option	At any time during a period as specified by NWSH's directors, which shall not be more than 10 years from the date of grant of the share options.	At any time during a period as specified by NWSH's directors, however in any event the share options must be exercised within 10 years from the date of grant of the share options.
The minimum period for which an option must be held before it can be exercised	Any period as determined by NWSH's directors.	Any period as determined by NWSH's directors.
The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	Nil	HK$10.0 is to be paid as consideration for the grant of option within 14 days from the date of offer.
The basis of determining the exercise price	The exercise price is determined by NWSH's directors which shall be equal to the higher of the nominal value of the shares or a price not less than 80.0% of the average of the closing prices per share as stated in the daily quotations sheets issued by the HKEx on the 5 trading days immediately preceding the date of grant.	The exercise price is determined by NWSH's directors which must be at least the higher of the closing price of the shares as stated in the HKEx's daily quotations sheet on the date of grant or the average closing price of the shares as stated in the HKEx's daily quotations sheets for the 5 business days immediately preceding the date of grant.
The remaining life of the schemes	The 1997 Share Option Scheme was expired on 11 April 2000.	The 2001 Share Option Scheme shall be valid and effective for a period of 10 years from the date of adoption, i.e. 6 December 2001.

Share Option Schemes of NWSH (continued)

Long position in underlying share of NWSH – share options

Share Options granted to Directors

2001 Share Option Scheme

Name of Director	Date of grant	Number of share options with exercise price of HK$3.725 per share			
		Balance at 1 July 2003	Granted during the year[3]	Exercised during the year[4]	Balance at 30 June 2004
Dr. Cheng Kar-Shun, Henry	21 July 2003	–	3,000,000	(1,000,000)	2,000,000[1]
Mr. Cheng Kar-Shing, Peter	21 July 2003	–	500,000	(166,666)	333,334[2]
Mr. Leung Chi-Kin, Stewart	21 July 2003	–	200,000	(66,000)	134,000[2]
Mr. Chan Kam-Ling	21 July 2003	–	2,000,000	(666,666)	1,333,334[1]
		–	5,700,000	(1,899,332)	3,800,668

(1) *Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 respectively to 20 July 2008.*

(2) Divided into 3 tranches exercisable from 21 January 2004, 21 July 2004 and 21 July 2005 respectively to 20 July 2008.

(3) The closing price per share immediately before 21 July 2003, the date of grant was HK$3.60.

(4) The weighted average closing price of the shares immediately before the date on which share options were exercised under the 2001 Share Option Scheme was HK$9.47.

(5) The cash consideration paid by each Director for each grant of the share options is HK$10.0.

Share options granted to other eligible persons

(a) 1997 Share Option Scheme

Date of grant	Number of share options with exercise price of HK$6.93 per share		
	Balance at 1 July 2003	Exercised during the year	Balance at 30 June 2004
11 May 1999	1,900,000	–	1,900,000[1]
11 May 1999	100,000	(70,000)[3]	30,000[2]
	2,000,000	(70,000)	1,930,000

(1) Divided into 4 tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002 and 5 May 2003 respectively to 4 November 2004.

(2) Divided into 5 tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002, 5 May 2003 and 5 May 2004 respectively to 4 November 2004.

(3) The weighted average closing price of the shares immediately before the date on which share options were exercised was HK$7.75.

(4) *No cash consideration paid by each eligible person for each grant of the share option.*

Share Option Schemes of NWSH (continued)

(b) 2001 Share Option Scheme

	Number of share options with exercise price of HK$3.725 per share				
Date of grant	Balance at 1 July 2003	Granted during the year[3]	Exercised during the year[4]	Lapsed during the year	Balance at 30 June 2004
21 July 2003	–	7,200,000	(2,399,998)	–	4,800,002[1]
21 July 2003	–	28,597,000	(7,325,985)	(1,036,347)	20,234,668[2]
	–	35,797,000	(9,725,983)	(1,036,347)	25,034,670

(1) Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 respectively to 20 July 2008.

(2) Divided into 3 tranches exercisable from 21 January 2004, 21 July 2004 and 21 July 2005 respectively to 20 July 2008.

(3) The closing price per share immediately before 21 July 2003, the date of grant, was HK$3.60.

(4) The weighted average closing price of the shares immediately before the date on which share options were exercised was HK$8.49.

(5) The cash consideration paid by each eligible person for each grant of the share option is HK$10.0.

The fair value of the share options granted during the year with exercise price per share of HK$3.725 is estimated at HK$4.91 using the Black-Scholes option pricing model. The fair value is estimated based on the risk-free rate of 4.598% per annum with reference to the rate prevailing on the Exchange Fund Notes, a one-year period historical volatility of 56.72%, assuming a dividend yield of approximately 5.0% per annum and an expected option life of 4 years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Black-Scholes option pricing model does necessarily provide a reliable measure of the fair value of the share options.

Save as disclosed above, as at 30 June 2004, none of the directors, chief executive or any of their associates had or deemed to have any interests or short positions in the shares, registered capital, underlying shares and debentures of the Company or any of its associated corporations as defined in the SFO that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Mode Code for Securities Transactions by Directors of Listed Companies.

Disclosure Pursuant to Rules 13.20 and 13.22 of the Listing Rules

At balance sheet date, the Group had given financial assistance and guarantees to its associated companies and jointly controlled entities (collectively "affiliated companies") as set out below:

	2004 HK$m	2003 HK$m
Amounts due by affiliated companies	**18,457.7**	18,184.5
Guarantees given for affiliated companies in respect of banking and other credit facilities	**5,561.0**	6,118.3
Commitments to capital injections and loan contributions	**1,570.6**	1,337.4
	25,589.3	25,640.2

(a) The financial assistance, in aggregate, represents approximately 132.2% of the Company's market capitalisation as at 30 June 2004.

(b) The advances are unsecured and are interest free except for an aggregate amount of HK$8,417.2 million (2003: HK$7,084.9 million) which carry interest ranging from 0.6% above 3-month HIBOR to 14.0% per annum (2003: 3-month HIBOR to 15.0% per annum). Other than an amount of HK$311.5 million (2003: 336.5 million) which is repayable by instalments up to December 2016, the advances have no fixed repayment terms.

(c) In accordance with the requirements under Rule 13.20 of the Listing Rules, the Directors of the Company reported below details of advances made by the Group to the following entities (included in the amounts due by and guarantees given for affiliated companies disclosed above) which individually exceeded 8.0% of the Company's market capitalisation as at 30 June 2004, as follows:

Names of affiliated companies	Attributable interest held by the Group %	Advances as at 30 June 2004 Interest bearing HK$m	Advances as at 30 June 2004 Non-interest bearing HK$m	Interest rate per annum %	Guarantee given HK$m	Total HK$m
Jointly controlled entities						
Beijing Chong Wen-New World Properties Co., Ltd.	49	1,414.7	–	8.5	467.3	1,882.0
Beijing Chong Yu Real Estate Development Co., Ltd.	49	1,132.7	–	8.5	981.3	2,114.0
First Star Development Limited	27	–	543.5	–	1,029.0	1,572.5
		2,547.4	543.5		2,477.6	5,568.5

These loans have been provided by the Group to the abovenamed entities as shareholders' loans which are unsecured and have no specific repayment terms.

Disclosure Pursuant to Rules 13.20 and 13.22 of the Listing Rules (continued)

(d) In addition, in accordance with the requirements under rule 13.22 of the Listing Rules, the Company is required to include in its annual report a proforma combined balance sheet of its affiliated companies which should include significant balance sheet classifications and state the attributable interest of the Company in the affiliated companies. The Company has numerous affiliated companies and is of the opinion that it is not practical nor meaningful to prepare a proforma combined balance sheet and such information may be misleading. Pursuant to Rule 13.22 of the Listing Rules, the Company made an application to, and has received a waiver from, the Stock Exchange as an alternative to provide the following statement.

At 30 June 2004, the combined indebtedness including amounts owing to the Group, capital commitments and contingent liabilities as reported by the affiliated companies amounted to HK$59,198.5 million, HK$3,406.9 million and HK$1,302.0 million (2003: HK$60,719.0 million, HK$3,654.9 million and HK$1,309.4 million) respectively.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

H. C. Watt & Co. Ltd.
Certified Public Accountants
Chartered Secretaries

Report of the Auditors to the Shareholders of New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 102 to 179 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, except that the scope of our work was limited as explained below.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. However, the evidence available to us was limited as set out below.

Fundamental uncertainty and limitation of audit scope relating to pending litigations

As described in Note 34 to the accounts, New World TMT Limited ("NWTMT"), a 54.44% owned listed subsidiary, commenced litigations against PrediWave Corporation ("PrediWave") and certain companies associated with PrediWave (collectively the "PrediWave Companies") and Mr. Tony Qu, the president and founder of the PrediWave Companies. NWTMT was seeking recovery of various investments in and other payments made by the Group to the PrediWave Companies (the "NWTMT Complaint"). On the other hand, PrediWave also commenced litigations against NWTMT (the "PrediWave Complaint"), under which PrediWave alleged that NWTMT had failed to make full payments under certain purchase orders and an agreement of approximately US$59 million (approximately HK$459 million). PrediWave claimed damages of not less than US$58 million (approximately HK$452 million) and loss of profit of unspecified amount.

Basis of opinion (continued)

Fundamental uncertainty and limitation of audit scope relating to pending litigations (continued)

As more fully described in Note 34 to the accounts, in preparing the accounts, the directors have concluded that a full provision amounting to HK$3,082 million against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave (collectively the "PrediWave Assets"), is most appropriate for the purpose of the accounts for the year ended 30 June 2004. In addition, the directors have not made any provision for any commitment/loss under the PrediWave Complaint in the accounts as they are of the view that the Group has proper and valid defences to the PrediWave Complaint.

As a result of the uncertainty of the timing and the outcome of the litigations which would have a consequential effect on the amount of assets recoverable, as well as the lack of updated meaningful financial information on the PrediWave Companies, the evidence available to us for assessing the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment/loss under the PrediWave Complaint was limited. There were no other practical satisfactory audit procedures that we could adopt to assess the carrying values of the PrediWave Assets, the propriety of the provisions made against the PrediWave Assets and any provision for any commitment/loss under the PrediWave Complaint. Any adjustments to the carrying values of the PrediWave Assets or provision for any commitment/loss under the PrediWave Complaint that might have been necessary should evidence become available to us would have a consequential impact on the Group's net assets at 30 June 2004 and the Group's loss for the year then ended.

Limitation of audit scope relating to other investments

Included in other investments is an unlisted equity investment of approximately HK$377 million in Intellambda Systems Inc. ("Intellambda") which was acquired by NWTMT during the year. Mr. Tony Qu is the Chief Executive Officer of Intellambda. As described in Note 18 to the accounts, sufficient financial information on Intellambda was not available to the directors. Notwithstanding that, the directors remain confident in the technology and business operation of Intellambda and consider that no provision for impairment in value of the investment in Intellambda is required. We were unable to obtain sufficient explanations and evidence relating to the future prospect of Intellambda. There were no other practical satisfactory audit procedures that we could adopt to assess the carrying value of the investment in Intellambda as at 30 June 2004. Any adjustment that might have been necessary should evidence become available to us would have a consequential impact on the Group's net assets at 30 June 2004 and the Group's loss for the year then ended.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Qualified opinion arising from limitation of audit scope

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the matters referred to in the "Basis of opinion" paragraphs, in our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2004 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the matters described above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

PricewaterhouseCoopers
Certified Public Accountants

H.C. Watt & Company Limited
Certified Public Accountants
H.C. Watt
Practising Certificate No. P181

Hong Kong, 15 October 2004

		Year ended 30 June	
	Note	2004 HK$m	2003 HK$m (As restated)
Turnover	2	**25,653.0**	21,056.3
Cost of sales		**(20,151.5)**	(16,912.8)
Gross profit		**5,501.5**	4,143.5
Other revenues	3	**48.3**	36.6
Other (charge)/income	4	**(4,787.2)**	(4,732.6)
Selling and marketing expenses		**(496.3)**	(431.4)
Administrative expenses		**(1,175.7)**	(1,085.4)
Other operating expenses		**(2,068.6)**	(1,895.5)
Operating loss before financing costs and income	2	**(2,978.0)**	(3,964.8)
Financing costs	5	**(1,022.7)**	(1,824.1)
Financing income		**230.4**	337.9
Operating loss	6	**(3,770.3)**	(5,451.0)
Share of results of			
Associated companies		**525.4**	93.7
Jointly controlled entities		**1,815.9**	212.7
Loss before taxation		**(1,429.0)**	(5,144.6)
Taxation	7	**(980.2)**	(317.4)
Loss after taxation		**(2,409.2)**	(5,462.0)
Minority interests		**1,433.0**	754.3
Loss attributable to shareholders	8, 29	**(976.2)**	(4,707.7)
Dividends	9	**207.4**	131.5
Loss per share	10		
Basic		**HK$0.35**	HK$1.96
Diluted		**N/A**	N/A

	Note	As at 30 June 2004 HK$m	As at 30 June 2003 HK$m (As restated)
ASSETS AND LIABILITIES			
Non-current assets			
Intangible assets	13	**79.3**	513.3
Fixed assets	14	**33,897.6**	38,134.2
Associated companies	16	**5,835.9**	8,177.4
Jointly controlled entities	17	**24,027.1**	22,073.1
Other investments	18	**3,429.5**	5,201.5
Other assets	19	**2,824.2**	4,142.7
Deferred tax assets	27	**286.8**	335.9
		70,380.4	78,578.1
Current assets			
Properties held for sale	20	**23,184.1**	22,663.0
Stocks	21	**281.7**	647.4
Current portion of long term receivables	19	**827.7**	149.2
Other loans receivable		**338.0**	299.3
Debtors and prepayments	22	**9,500.3**	7,332.5
Cash and bank balances	23		
Restricted		**1,188.0**	1,673.3
Unrestricted		**5,442.0**	4,151.8
		40,761.8	36,916.5
Current liabilities			
Creditors and accrued charges	24	**10,199.7**	10,665.0
Contracts in progress	25	**231.0**	313.7
Deposits received on sale of properties		**153.9**	242.5
Bank loans and overdrafts			
Secured		**649.0**	962.3
Unsecured		**2,238.7**	3,142.3
Other unsecured loans		**48.2**	48.0
Current portion of long term liabilities	26	**6,046.0**	7,424.1
Taxation		**581.7**	266.6
		20,148.2	23,064.5
Net current assets		**20,613.6**	13,852.0
Total assets less current liabilities		**90,994.0**	92,430.1
Non-current liabilities			
Long term liabilities	26	**21,869.0**	29,027.9
Deferred tax liabilities	27	**922.6**	1,024.7
Minority interests		**13,797.4**	16,420.3
Net assets		**54,405.0**	45,957.2
CAPITAL AND RESERVES			
Share capital	28	**3,457.3**	2,219.5
Reserves	29	**50,809.4**	43,737.7
Proposed final dividend	29	**138.3**	–
Shareholders' funds		**54,405.0**	45,957.2

Dr. Sin Wai-Kin, David
Director

Dr. Cheng Kar-Shun, Henry
Director

	Note	As at 30 June 2004 HK$m	2003 HK$m
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets	14	**27.6**	24.7
Subsidiaries	15	**37,522.7**	33,175.2
Associated companies	16	**385.4**	179.5
Jointly controlled entities	17	**99.2**	283.8
Other investments	18	**22.6**	61.5
		38,057.5	33,724.7
Current assets			
Properties held for sale	20	**547.5**	489.8
Other loans receivable		**3.0**	3.0
Debtors and prepayments	22	**350.7**	308.7
Cash and bank balances		**1.6**	0.7
		902.8	802.2
Current liabilities			
Creditors and accrued charges	24	**774.1**	694.2
Unsecured bank loans and overdrafts		**3.1**	2.8
Other unsecured loans		**8.5**	6.6
Current portion of long term liabilities	26	**86.0**	86.0
Taxation		**0.2**	0.2
		871.9	789.8
Net current assets		**30.9**	12.4
Total assets less current liabilities		**38,088.4**	33,737.1
Long term liabilities	26	**–**	86.0
Net assets		**38,088.4**	33,651.1
CAPITAL AND RESERVES			
Share capital	28	**3,457.3**	2,219.5
Reserves	29	**34,492.8**	31,431.6
Proposed final dividend	29	**138.3**	–
Shareholders' funds		**38,088.4**	33,651.1

Dr. Sin Wai-Kin, David
Director

Dr. Cheng Kar-Shun, Henry
Director

		Year ended 30 June	
	Note	2004 HK$m	2003 HK$m (As restated)
Total equity at the beginning of the year, as previously reported		**46,136.2**	53,599.9
Effect of change in accounting policy for deferred taxation	29	**(179.0)**	(281.1)
Total equity at the beginning of the year, as restated		**45,957.2**	53,318.8
Investment and hotel properties revaluation surplus/(deficit), net of taxation	29	**2,774.0**	(1,779.8)
Share of revaluation surplus/(deficit), net of taxation of			
Associated companies	29	**45.9**	(70.5)
Jointly controlled entities	29	**104.0**	(104.6)
Investment securities revaluation deficit	29	**(1,265.8)**	(531.9)
Investment securities revaluation deficit for the year charged as impairment loss to the profit and loss account		**1,235.9**	35.6
Exchange differences arising on translation of subsidiaries, associated companies and jointly controlled entities	29	**(1.3)**	(85.6)
Net gains/(losses) not recognised in the profit and loss account		**2,892.7**	(2,536.8)
Loss attributable to shareholders	29	**(976.2)**	(4,707.7)
Investment securities revaluation deficit/(surplus) realised upon disposal	29	**32.8**	(35.0)
Investment securities revaluation deficit from previous years charged as impairment loss to the profit and loss account		**79.8**	59.2
Release of goodwill upon			
Disposal of a subsidiary	29	**1.5**	–
Disposal of a jointly controlled entity	29	**–**	6.2
Goodwill impairment loss charged to profit and loss account	29	**14.6**	32.3
Impairment loss of goodwill written back	29	**(14.6)**	–
Dividends	29	**(69.1)**	(348.1)
Issue of shares as scrip dividends	28, 29	**–**	168.5
Placement of shares and rights issue	28, 29	**6,560.3**	–
Share issue expenses	29	**(74.0)**	(0.2)
Total equity at the end of the year		**54,405.0**	45,957.2

	Note	Year ended 30 June 2004 HK$m	2003 HK$m
Operating activities			
Net cash inflow generated from operations	32a	**1,992.2**	763.8
Hong Kong profits tax paid		**(168.2)**	(260.2)
Overseas taxation paid		**(18.8)**	(43.9)
Net cash from operating activities		**1,805.2**	459.7
Investing activities			
Interest received		**228.6**	337.9
Dividends received from			
Associated companies		**197.9**	415.5
Jointly controlled entities		**675.1**	700.2
Other investments		**48.3**	36.6
Purchase of fixed assets		**(1,359.0)**	(1,760.2)
Decrease/(increase) in investments in associated companies		**25.9**	(321.7)
Decrease in investments in jointly controlled entities		**372.1**	2,325.5
Increase in other investments		**(397.5)**	(200.0)
Decrease/(increase) in other assets		**74.1**	(1,374.4)
Acquisition of additional interests in subsidiaries		**(8.0)**	(231.2)
Acquisition of subsidiaries (net of cash and cash equivalents)	32b, c	**22.0**	0.8
Proceeds from disposal of			
Fixed assets and properties		**108.3**	314.9
Associated companies		**3.9**	62.8
Jointly controlled entities		**122.1**	119.9
Other investments		**88.1**	426.9
Partial interests in subsidiaries		**56.9**	85.3
Disposal of subsidiaries (net of cash and cash equivalents)	32d, e	**973.9**	954.5
Restructuring of transport business and deconsolidation of a subsidiary	32f, g	**1,330.8**	–
Net cash from investing activities		**2,563.5**	1,893.3

	Note	Year ended 30 June 2004 HK$m	2003 HK$m
Financing activities	32h		
Repurchase of convertible bonds		–	(40.4)
Redemption of convertible bonds		(3,300.8)	(1,935.9)
Issuance of convertible bonds		1,350.0	–
Placement of shares		1,226.1	–
Rights issue		5,334.2	–
Share issue expenses		(74.0)	(0.2)
Increase in bank and other loans		7,749.6	18,751.2
Increase/(decrease) in long term accounts payable		0.1	(143.6)
Repayment of bank and other loans		(13,117.4)	(17,941.8)
Capital element of finance lease rental payment		(124.9)	(28.3)
Net decrease in short term bank and other loans		(1,224.2)	(365.1)
Decrease in restricted cash and bank balances		485.3	731.1
(Decrease)/increase in loans from minority shareholders		(43.8)	0.6
Contribution from minority shareholders		7.0	32.0
Interest paid		(986.4)	(1,585.9)
Dividends paid		(69.1)	(179.6)
Dividends paid to minority shareholders		(300.1)	(92.9)
Net cash used in financing activities		(3,088.4)	(2,798.8)
Net increase/(decrease) in cash and cash equivalents		1,280.3	(445.8)
Cash and cash equivalents at the beginning of the year		4,134.2	4,594.7
Effect of foreign exchange rate changes		2.4	(14.7)
Cash and cash equivalents at the end of the year		5,416.9	4,134.2
Analysis of balances of cash and cash equivalents			
Cash and bank balances – unrestricted		5,442.0	4,151.8
Bank overdrafts		(25.1)	(17.6)
		5,416.9	4,134.2

1 Principal Accounting Policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties, hotel properties and investment securities.

In the current year, the Group adopted Statement of Standard Accounting Practice 12 ("SSAP 12") Income Taxes issued by HKICPA which is effective for accounting periods commencing on or after 1 January 2003.

The changes to the Group's accounting policies and the effect of adopting this new policy are set out in Note 1p below.

(b) Basis of consolidation

The Group accounts incorporate the accounts of the Company and all its subsidiaries made up to 30 June and include the Group's share of the results for the year and undistributed post-acquisition reserves of associated companies and jointly controlled entities. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal respectively.

All material intra-group transactions, including unrealised profits arising from intra-group construction contracts, sales of properties and interest income on loans and advances, have been eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Subsidiaries

A company is a subsidiary if the Group controls more than half of the voting power, controls the composition of the board of directors or holds more than half of the issued share capital. Provision is made when, in the opinion of Directors, there is any impairment loss.

The Company's investments in subsidiaries are carried at cost or at Directors' valuation less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d) Associated companies

An associated company is a company other than a subsidiary and a jointly controlled entity, in which the Group's interest is held for the long term and substantial and significant influence is exercised through representatives on the board of directors.

1 Principal Accounting Policies (continued)

(d) Associated companies (continued)

The Group's investments in associated companies are stated at the Group's share of net assets and goodwill/negative goodwill (net of accumulated amortisation) on acquisition. The Company's investments in associated companies are carried at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(e) Jointly controlled entities

A jointly controlled entity is a joint venture established as a corporation, partnership or other entity in which the venturers have their respective interests and establish a contractual arrangement among them to define their joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are stated at cost plus the Group's share of their post-acquisition results and reserves and goodwill/negative goodwill (net of accumulated amortisation) on acquisition less provision for impairment losses. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios which vary according to the nature of the jointly controlled entities explained as follows:

(i) *Equity joint ventures*
Equity joint ventures are joint ventures in respect of which the venturers' capital contribution ratios are defined in the joint venture contracts and the venturers' profit sharing ratios are in proportion to the capital contribution ratios.

(ii) *Co-operative joint ventures*
Co-operative joint ventures are joint ventures in respect of which the venturers' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts. Where the Group is not entitled to share the net assets of a co-operative joint venture at the end of the joint venture period, the cost of investment in such co-operative joint venture is amortised over the joint venture period.

(iii) *Companies limited by shares*
Companies limited by shares are limited liability companies in respect of which each shareholder's beneficial interests therein is in accordance with the amount of the voting share capital held thereby.

The Company's interests in jointly controlled entities are classified as long term investments and are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(f) Joint ventures in the People's Republic of China ("PRC")

The Group's investments in these Sino-foreign joint ventures are accounted for as subsidiaries (where the Group controls either the voting power or the composition of the board of directors) or as jointly controlled entities (where the Group and the other venturers of the joint ventures established joint control over the economic activity thereof).

1 Principal Accounting Policies (continued)

(g) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of the cost of acquisition over the fair value of the attributable net assets of the subsidiaries, jointly controlled entities or associated companies acquired.

Goodwill on acquisitions of subsidiaries occurring on or after 1 July 2001 is included in intangible assets. Goodwill on acquisitions of associated companies or jointly controlled entities occurring on or after 1 July 2001 is included in investments in associated companies or jointly controlled entities. Goodwill is amortised using the straight-line method over its estimated useful life of not more than 20 years.

Goodwill on acquisitions that occurred prior to 1 July 2001 was taken to reserves on acquisition.

(ii) *Negative goodwill*

Negative goodwill represents the excess of the fair value of the attributable net assets acquired over the cost of acquisition.

For acquisitions on or after 1 July 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1 July 2001, negative goodwill was taken directly to reserves on acquisition.

(iii) *Licences and software*

Expenditure on acquired licences and software is capitalised and amortised using the straight-line method over the shorter of their estimated useful lives or the licence period, but not exceeding 20 years from the date when the licences and software are available for use. Licences and software are not revalued as there is no active market for these assets.

(iv) *Development costs*

Development costs incurred for design and testing of new or improved products, where technical feasibility has been demonstrated and there is an ability to sell or use the asset that will generate probable future economic benefits, are recognised as assets and amortised on a straight-line basis over a period of not more than 5 years.

(v) *Impairment of intangible assets*

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously taken to reserves, is assessed and written down immediately to its recoverable amount.

1 Principal Accounting Policies (continued)

(h) Revenue recognition

Revenue is recognised when it is probable that future economic benefits will accrue to the Group and these benefits can be measured reliably on the following bases:

(i) *Rental income*

Rental income is recognised on a straight-line accrual basis over the terms of lease agreements.

(ii) *Property sales*

Revenue from sale of properties is recognised either when the sale agreement is completed or when the development is completed which is determined by the issuance of the relevant occupation permit, whichever is the later. Deposits and instalments received on properties sold prior to their completion are included in current liabilities.

(iii) *Joint property development projects*

Revenue from joint property development projects is recognised either when the sale agreement is completed or when the relevant project is completed which is determined by the issuance of occupation permit, whichever is the later and in the case of multi-phase development projects, on completion of a distinct phase.

(iv) *Construction and engineering*

Revenue from construction and engineering service contracts is recognised using the percentage of completion method when the contracts have progressed to a stage where a profitable outcome can be prudently foreseen and is measured by reference to the proportion of costs incurred for work performed to the balance sheet date as compared to the estimated total costs to completion. Anticipated losses on contracts are fully provided when identified.

(v) *Service fee income*

Property management service fee, property letting agency fee, transportation service fees and security service fee are recognised when services are rendered.

(vi) *Infrastructure operations*

Toll revenue from road and bridge operations, income from cargo, container handling and storage are recognised when services are rendered.

(vii) *Telecommunication services*

Subscription fee and services income from provision of telecommunication services is recognised when services are rendered and based on the usage of the digital mobile radio telephone network and facilities. Revenue from sale of telecommunication equipment and accessories is recognised when goods are delivered and title has passed. Telecommunication revenue in respect of standard service plans billed in advance at year end is deferred and recognised on a straight-line basis over the relevant service agreement period.

(viii) *Sale of goods*

Income from sale of goods in the department store operations is recognised upon delivery of goods.

1 Principal Accounting Policies (continued)

(h) Revenue recognition (continued)

(ix) *Hotel and restaurant operations*

Revenue from hotel and restaurant operations is recognised upon provision of the services.

(x) *Interest income*

Interest income is recognised on a time proportion basis. Interest received and receivable in respect of loan financing provided to associated companies, equity and co-operative joint ventures (where they are not accounted for as subsidiaries) during their pre-operational period are deferred and amortised over the repayment periods.

(xi) *Dividend income*

Dividend income is recognised when the right to receive payment is established.

(i) Assets under leases

(i) *Finance leases*

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated on the basis described in Note 1(j)(v).

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(j) Fixed assets

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and are held for their investment potential. Investment properties are stated at their open market value based on an annual professional valuation at the balance sheet date. Increases in valuation are credited to the investment properties revaluation reserve; decreases are first set off against earlier revaluation surpluses on a portfolio basis and thereafter charged to the profit and loss account. Upon sale of an investment property, the revaluation surplus realised is transferred to operating profit. No depreciation is provided on investment properties held on leases of more than 20 years.

1 Principal Accounting Policies (continued)

(j) Fixed assets (continued)

(ii) *Hotel properties*

Hotel properties are interests in land and buildings and their integral fixed plant which are collectively used in the operation of hotel. They are stated at their open market value based on an annual professional valuation at the balance sheet date. No depreciation is provided on hotel properties held on leases of more than 20 years. It is the Group's practice to maintain the buildings in a continual state of sound repairs and to make improvements thereto from time to time and accordingly, the Directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value. Such expenditure on repairs and improvements is charged to the profit and loss account in the year in which they are incurred.

(iii) *Assets under construction*

All direct and indirect costs relating to the construction of fixed assets including financing costs and foreign exchange differences on the related borrowed funds during the construction period are capitalised as the costs of the fixed assets.

(iv) *Other fixed assets*

Other fixed assets, comprising land and buildings, toll roads, bridges, port facilities, telecommunication equipment systems and other assets, are stated at cost or carrying value less accumulated depreciation and accumulated impairment losses.

(v) *Depreciation*

No depreciation is provided on assets under construction.

Depreciation of toll roads and bridges is calculated to write off their costs on an economic usage basis whereby the amount of deprecation is provided based on the ratio of actual traffic volume compared to the total projected traffic volume over the remaining toll collection periods of joint ventures. The projected traffic volume of toll roads and bridges is reviewed regularly with reference to both internal and external sources of information and adjusted if it is appropriate.

In December 2003, the HKICPA further clarified that depreciation of toll roads should reflect the consumption of economic benefits from the associated assets and should be either time or usage based. On the basis that the recognition principles previously adopted by the Group under the sinking fund depreciation method was by reference to the economic usage of the assets, the Directors concluded that there is no material impact to the accounts as a result of this further clarification from the HKICPA.

Depreciation of other fixed assets is calculated to write off their cost or carrying value less accumulated impairment losses over their estimated useful lives or, if shorter, the relevant finance lease periods, using the straight-line method. Estimated useful lives are summarised as follows:

Land	Unexpired period of the lease
Buildings	20 to 40 years
Port facilities	7 to 44 years
Telecommunication equipment and systems	3 to 15 years
Other assets	2 to 25 years

1 Principal Accounting Policies (continued)

(j) Fixed assets (continued)

(vi) *Maintenance of fixed assets*

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(vii) *Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in assets under construction and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation deficit.

The gain or loss on disposal of a fixed asset other than investment properties and hotel properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

(k) Other investments

Other investments are long term investments other than subsidiaries, associated companies and jointly controlled entities.

(i) *Investment securities*

Investment securities are held for non-trading purpose and are stated at fair value at the balance sheet date. Changes in fair value of individual securities are dealt with as movement in the investments revaluation reserve until the securities are sold or determined to be impaired in value. Where the Directors determine that there is an impairment loss, it is removed from the investments revaluation reserve and recognised in the profit and loss account.

Upon disposal, the gain or loss representing the difference between net sales proceeds and the carrying amount of the relevant security, together with any surplus or deficit transferred from the investments revaluation reserve, is dealt with in the profit and loss account. Impairment loss recognised in the profit and loss account is written back in the profit and loss account to the extent of the amount previously charged when the circumstances and events leading to the impairment cease to exist.

(ii) *Investments in joint property development projects*

Investments in joint property development projects held for investment purpose are stated at cost less accumulated amortisation and accumulated impairment losses. Cost includes development costs and other charges capitalised during the course of development. Amortisation is provided on a straight-line basis over the terms of the respective projects.

1 Principal Accounting Policies (continued)

(l) Properties held for sale, stocks and contracts in progress

Properties held for sale are stated at cost comprising land cost, development expenditure, professional fees and interest capitalised less any provision for possible loss.

Stocks are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Contracts in progress is stated at cost plus attributable profits recognised on the basis set out in Note 1 (h)(iv) above, less provision for anticipated losses and progress payments received and receivable.

(m) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

(n) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(o) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

1 Principal Accounting Policies (continued)

(p) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in Notes 27 and 29 to the accounts, opening reserves at 1 July 2002 and 2003 have been reduced by HK$281.1 million and HK$179.0 million, respectively. This change has resulted in an increase in deferred tax liabilities and deferred tax assets at 30 June 2003 by HK$430.0 million and HK$335.9 million respectively. The loss and amount charged to equity for the year ended 30 June 2003 have been reduced by HK$103.8 million and increased by HK$1.7 million respectively.

(q) Capitalisation of interest and finance charges

Interest and finance charges on borrowings relating to assets under construction and properties under development, after elimination of intra-group interest charges, are included in the project cost and cost of development during the relevant period of construction and development respectively.

Borrowing costs and foreign exchange differences which are deemed borrowing costs incurred by the Group on the related borrowed funds which have been used to finance the construction of fixed assets by the associated companies and jointly controlled entities, are capitalised as the carrying value of these associated companies and jointly controlled entities.

(r) Employee benefits

(i) *Employee leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) *Bonus plans*

Provision for bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

1 Principal Accounting Policies (continued)

(r) Employee benefits (continued)

(iii) *Defined contribution schemes*

The Group's contributions to these schemes, including the Mandatory Provident Fund Scheme and employee pension schemes established by municipal government in the PRC are expensed as incurred. Contributions are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions, where applicable.

(iv) *Defined benefit schemes and long service payments*

Defined benefit costs under defined benefit schemes and long service payments, which are assessed using the projected unit credit method, are charged to the profit and loss account. Under this method, plan assets are measured at fair value and defined benefit obligations are measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10.0% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the profit and loss account over the expected average remaining service lives of the participating employees.

(s) Foreign currencies

Foreign currency transactions during the year are converted at exchange rates ruling at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at exchange rates ruling at that date. Exchange differences arising in these cases are included in the determination of operating profit, other than those dealt with in Note 1 (j)(iii) and (q).

The balance sheets of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at average rates. Exchange differences arising therefrom are dealt with as a movement in reserves.

(t) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, other investments, other assets, properties held for sale, stocks and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Capital expenditure comprises additions to intangible assets and fixed assets (Notes 13 and 14), including those resulting from acquisitions of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Segment assets and capital expenditure are where the investments/operating assets are located.

2 Turnover and Segment Information

The Group is principally engaged in property investment and development, contracting, provision of service including property and facilities management; transport and other services, infrastructure operations including roads and bridges operations; container handling, logistics and warehousing services, telecommunication services, department store operations, hotel and restaurant operations and telecommunications, media and technology businesses. Turnover recognised during the year are as follows:

	2004 HK$m	2003 HK$m
Rental income	**965.9**	983.5
Property sales	**5,629.1**	761.8
Contracting	**6,144.2**	8,570.7
Provision of service	**4,674.1**	3,521.6
Infrastructure operations	**374.9**	494.7
Telecommunication services	**2,623.8**	2,712.4
Department store operations	**3,254.3**	2,673.3
Hotel and restaurant operations	**1,495.0**	1,151.8
Others	**491.7**	186.5
	25,653.0	21,056.3

2 Turnover and Segment Information (continued)
(a) Primary reporting format — business segments

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Depart-ment stores HK$m	Others HK$m	Elim-inations HK$m	Con-solidated HK$m
Year 2004								
External sales	6,595.0	10,818.3	374.9	2,623.8	3,254.3	1,986.7	–	25,653.0
Inter-segment sales	184.8	1,561.9	–	16.6	–	26.5	(1,789.8)	–
Total turnover	6,779.8	12,380.2	374.9	2,640.4	3,254.3	2,013.2	(1,789.8)	25,653.0
Segment results	1,427.9	540.7	80.9	53.1	103.5	108.0		2,314.1
Other (charge)/income	884.0	(19.6)	275.8	(797.3)	(4.0)	(5,126.1)		(4,787.2)
Unallocated corporate expenses								(504.9)
Operating loss before financing costs and income								(2,978.0)
Financing costs								(1,022.7)
Financing income								230.4
Operating loss								(3,770.3)
Share of results of								
Associated companies	192.8	263.0	231.1	–	–	(161.5)		525.4
Jointly controlled entities	682.0	141.9	1,041.1	–	–	(49.1)		1,815.9
Loss before taxation								(1,429.0)
Taxation								(980.2)
Loss after taxation								(2,409.2)
Minority interests								1,433.0
Loss attributable to shareholders								(976.2)
Segment assets	47,590.0	5,883.9	3,004.9	2,561.1	1,206.3	14,116.2		74,362.4
Associated companies	3,711.0	808.6	914.1	–	–	402.2		5,835.9
Jointly controlled entities	13,145.2	1,551.1	7,413.5	–	–	1,917.3		24,027.1
Deferred tax assets								286.8
Cash and bank balances								6,630.0
Total assets								111,142.2
Segment liabilities	3,908.2	3,417.0	474.4	788.5	754.5	1,894.4		11,237.0
Gross borrowings								30,198.5
Current and deferred tax liabilities								1,504.3
Total liabilities								42,939.8
Minority interests								13,797.4
								56,737.2
Capital expenditure	501.6	133.9	13.5	319.1	180.4	595.1		1,743.6
Depreciation and amortisation	76.4	297.4	144.7	459.8	81.6	57.9		1,117.8
Impairment charge and provision	245.4	27.2	122.5	788.9	4.0	5,310.1		6,498.1

2 Turnover and Segment Information (continued)
(a) Primary reporting format — business segments (continued)

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Depart-ment stores HK$m	Others HK$m	Elim-inations HK$m	Con-solidated HK$m
Year 2003								
External sales	1,745.3	12,092.3	494.7	2,712.4	2,673.3	1,338.3	–	21,056.3
Inter-segment sales	211.0	1,299.9	–	7.0	–	25.6	(1,543.5)	–
Total turnover	1,956.3	13,392.2	494.7	2,719.4	2,673.3	1,363.9	(1,543.5)	21,056.3
Segment results	476.0	377.9	136.3	221.8	40.2	(4.4)		1,247.8
Other (charge)/income	(2,630.3)	–	32.1	(8.5)	(1.9)	(2,124.0)		(4,732.6)
Unallocated corporate expenses								(480.0)
Operating loss before financing costs and income								(3,964.8)
Financing costs								(1,824.1)
Financing income								337.9
Operating loss								(5,451.0)
Share of results of								
Associated companies	(42.6)	88.9	291.0	–	–	(243.6)		93.7
Jointly controlled entities	(627.6)	117.9	925.0	–	–	(202.6)		212.7
Loss before taxation								(5,144.6)
Taxation								(317.4)
Loss after taxation								(5,462.0)
Minority interests								754.3
Loss attributable to shareholders								(4,707.7)
Segment assets	45,249.4	8,118.3	6,054.0	3,724.2	1,081.6	14,855.6		79,083.1
Associated companies	3,682.2	1,014.3	889.0	–	–	2,591.9		8,177.4
Jointly controlled entities	11,863.1	250.5	7,949.0	–	–	2,010.5		22,073.1
Deferred tax assets								335.9
Cash and bank balances								5,825.1
Total assets								115,494.6
Segment liabilities	3,471.0	4,115.2	804.1	1,165.9	556.1	2,342.4		12,454.7
Gross borrowings								39,371.1
Current and deferred tax liabilities								1,291.3
Total liabilities								53,117.1
Minority interests								16,420.3
								69,537.4
Capital expenditure	596.3	411.4	19.6	463.0	130.2	1,446.2		3,066.7
Depreciation and amortisation	88.6	385.7	221.7	421.2	69.1	30.2		1,216.5
Impairment charge and provision	2,979.4	–	74.8	–	1.9	1,603.6		4,659.7

2 Turnover and Segment Information (continued)

(b) Secondary reporting format – geographical segments

	Turnover HK$m	Operating profit/(loss) before financing costs and income HK$m	Segment assets HK$m	Capital expenditure HK$m
Year 2004				
Hong Kong and Southeast Asia	**18,253.1**	**1,571.2**	**53,537.9**	**557.6**
Mainland China	**7,399.9**	**(1,847.4)**	**20,227.5**	**1,186.0**
North America	**–**	**(2,701.8)**	**597.0**	**–**
	25,653.0	**(2,978.0)**	**74,362.4**	**1,743.6**
Year 2003				
Hong Kong and Southeast Asia	15,890.6	(1,952.0)	51,911.4	1,306.0
Mainland China	5,165.7	(1,763.3)	26,583.0	1,760.7
North America	–	(249.5)	588.7	–
	21,056.3	(3,964.8)	79,083.1	3,066.7

The Group's turnover, segment assets and capital expenditure attributed to Southeast Asia comprised less than 10.0% of the Group's total turnover, segment assets and capital expenditure respectively, and have been included in the Hong Kong and Southeast Asia segment.

3 Other Revenues

	2004 HK$m	2003 HK$m
Dividend income from investments in		
Listed shares	**5.5**	10.8
Unlisted shares	**42.8**	25.8
	48.3	36.6

4 Other (Charge)/Income

	2004 HK$m	2003 HK$m
Amortisation of		
Cost of investments in jointly controlled entities	–	(10.4)
Development costs	(0.4)	–
Goodwill and negative goodwill	(7.1)	(5.4)
Dilution loss on reorganisation of subsidiaries	–	(196.4)
Reorganisation expenses	–	(78.1)
Impairment loss on		
Fixed assets	(1,457.1)	(386.8)
Goodwill	(40.1)	(21.0)
Intangible assets	(401.2)	–
Provision for investments in		
A joint property development project	–	(36.3)
Associated companies	–	(138.2)
Jointly controlled entities	(29.0)	(47.2)
Listed shares	(24.7)	(39.0)
Unlisted shares	(56.6)	(62.4)
Provision for		
Accounts receivable	(160.9)	(35.5)
Advances to associated companies	(150.5)	(62.5)
Advances to jointly controlled entities	(50.2)	(480.8)
Loans to investee companies	(304.2)	–
Other assets	(1,024.9)	(122.4)
Other investments	(2,367.1)	(305.3)
Payments on account	–	(111.6)
Provision for diminution in value of properties held for sale	(137.2)	(2,352.3)
Loss on dilution of interests in subsidiaries	(49.6)	(0.3)
Premium on redemption of convertible bonds	(0.2)	(1.9)
Write back of/(provision for) revaluation deficit of a hotel property	3.7	(178.3)
Net profit/(loss) on disposal of		
Associated companies	0.2	3.1
Jointly controlled entities	9.3	(24.9)
Listed shares	16.2	–
Other investments	(37.3)	71.4
Subsidiaries	389.4	187.6
Profit on partial disposal of subsidiaries	–	56.4
Surplus on liquidation of a subsidiary	–	64.3
Write down of stocks to net realisable value	(294.4)	(458.4)
Write back of impairment loss on		
Fixed assets	205.1	–
A jointly controlled entity	16.7	–
Write back of provision for		
Diminution in value of properties held for sale	1,160.2	40.0
Unlisted shares	4.7	–
	(4,787.2)	(4,732.6)

Note: Included in other charge is an amount of HK$4,392.0 million comprising (i) impairment losses on intangible assets and fixed assets and write down of stocks to net realisable value totalling HK$1,310.0 million; and (ii) provisions for deposits for purchase of fixed assets and loans to investee companies and impairment losses on other investments totalling HK$3,082.0 million, all of which are the subject of the NWTMT Complaint (Note 34a).

5 Financing Costs

	2004 HK$m	2003 HK$m
Interest on bank loans and overdrafts	815.6	1,385.2
Interest on finance leases	15.0	7.8
Interest on convertible bonds	75.9	90.2
Provision for premium on redemption of convertible bonds	133.5	344.0
Interest on loans from minority shareholders	78.8	102.6
Total borrowing costs incurred	1,118.8	1,929.8
Interest capitalised as cost of		
Fixed assets	(11.3)	(46.1)
Properties under development	(84.8)	(59.6)
	1,022.7	1,824.1

6 Operating Loss

Operating loss of the Group is arrived at after crediting and charging the following:

	2004 HK$m	2003 HK$m
Crediting		
Gross rental income from investment properties	819.2	977.3
Outgoings	(271.5)	(281.0)
	547.7	696.3
Charging		
Auditors' remuneration	32.8	33.2
Cost of inventories sold	8,351.8	3,132.8
Depreciation		
Leased fixed assets	51.1	43.4
Owned fixed assets	1,059.2	1,157.3
Net loss on disposal of fixed assets	26.3	33.1
Operating lease rental expense		
Land and buildings	493.9	391.2
Other equipment	64.3	44.9
Staff costs (Note 11a)	3,622.7	3,623.2

7 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated taxable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004 HK$m	2003 HK$m
Company and subsidiaries		
Hong Kong profits tax	**473.2**	143.3
Overseas taxation	**26.6**	25.0
Under/(over)provisions in prior years	**3.0**	(7.3)
Deferred taxation relating to the origination and reversal of temporary differences	**151.5**	(39.9)
Deferred taxation resulting from an increase in tax rate	**–**	38.8
	654.3	159.9
Associated companies		
Hong Kong profits tax	**69.4**	68.3
Overseas taxation	**1.9**	0.7
Deferred taxation	**(0.4)**	(0.2)
	70.9	68.8
Jointly controlled entities		
Hong Kong profits tax	**148.4**	29.0
Overseas taxation	**91.6**	61.2
Deferred taxation	**15.0**	(1.5)
	255.0	88.7
Taxation charge	**980.2**	317.4

7 Taxation (continued)

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2004 HK$m	2003 HK$m
Loss before taxation	**(1,429.0)**	(5,144.6)
Calculated at a taxation rate of 17.5% (2003: 17.5%)	**(250.1)**	(900.3)
Effect of different taxation rates in other countries	**16.6**	(16.8)
Income not subject to taxation	**(261.5)**	(343.9)
Expenses not deductible for taxation purposes	**1,182.5**	750.9
Tax losses not recognised	**403.1**	781.6
Temporary differences not recognised	**98.3**	132.6
Tax exemption granted	**(30.0)**	(58.4)
Utilisation of previously unrecognised tax losses	**(390.7)**	(42.7)
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**–**	38.8
Others	**212.0**	(24.4)
Taxation charge	**980.2**	317.4

8 Loss Attributable to Shareholders

Loss attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$1,984.7 million (2003: HK$177.0 million).

9 Dividends

	2004 HK$m	2003 HK$m
Interim dividend paid of HK$0.02 (2003: HK$0.06) per share	**69.1**	131.5
Final dividend proposed of HK$0.04 (2003: Nil) per share	**138.3**	–
	207.4	131.5
Of which the following were settled by the issue of scrip:		
Interim dividend	**–**	69.2
Final dividend	*	–

* Full amount has been set aside from retained profits for the 2004 proposed final dividend on the basis that all shareholders will elect to receive cash being the alternative to their entitlements to the scrip dividend.

At a meeting held on 15 October 2004, the Directors recommended a final dividend of HK$0.04 per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained profits for the year ending 30 June 2005.

10 Loss Per Share

The calculation of basic loss per share is based on loss of HK$976.2 million (2003: restated loss of HK$4,707.7 million) and the weighted average of 2,772.8 million (2003: restated 2,396.5 million) shares in issue during the year.

No dilutive effect was resulted on the loss per share for the current year and the previous year after taking into account the potential dilutive effect of the conversion of the convertible bonds which expired on 9 June 2004.

11 Staff Costs

(a) Staff costs (including Directors' remuneration)

	2004 HK$m	2003 HK$m
Wages, salaries and other benefits	**3,460.3**	3,460.7
Pension costs – defined benefits plans (Note 11bi)	**1.0**	1.6
Pension costs – defined contribution plans (Note 11bii)	**161.4**	160.9
	3,622.7	3,623.2

(b) Retirement benefit costs

The Group operates various retirement benefit plans for staff. The assets of the plans are administered by independent trustees and are maintained independently of the Group.

(i) *Defined benefit plans*

Defined benefit plans are valued by independent qualified actuaries annually using the projected unit credit method. Defined benefit plans are valued by Watson Wyatt Hong Kong Limited.

	Group	
	2004 HK$m	2003 HK$m
The amounts recognised in the balance sheet are as follows:		
Present value of funded obligations	**(51.0)**	(47.8)
Fair value of plan assets	**78.6**	58.5
	27.6	10.7
Unrecognised actuarial (gains)/losses	**(10.3)**	1.5
Retirement benefit assets	**17.3**	12.2
Net expenses recognised in the profit and loss account, under administrative expenses, are as follows:		
Current service cost	**3.1**	3.0
Interest cost	**2.2**	2.8
Expected return on plan assets	**(4.3)**	(4.2)
Total, included in staff costs (Note 11a)	**1.0**	1.6
Movements in the retirement benefit assets are as follows:		
At the beginning of the year	**12.2**	11.6
Net expenses recognised in the profit and loss account	**(1.0)**	(1.6)
Contributions paid	**6.1**	2.2
At the end of the year	**17.3**	12.2

11 Staff Costs (continued)

(b) Retirement benefit costs (continued)

(i) *Defined benefit plans* (continued)

The principal actuarial assumptions used were as follows:

	Group	
	2004	2003
Discount rate	**5.3%**	4.5%
Expected rate of return on plan assets	**7.0%**	7.0%
Expected rate of future salary increases	**0% to 4.0%**	0% to 4.0%

The Company did not operate any defined benefit plans for its employees.

(ii) *Defined contribution plans*

The Group operates a number of defined contribution retirement schemes in Hong Kong, namely the Occupational Retirement Schemes ("ORSO Schemes") and the Mandatory Provident Fund Schemes ("MPF Schemes"). Contributions to the ORSO Schemes are based on a percentage of employees' salaries ranging from 5.0% to 21.0%, depending upon the length of service of the employees. Commencing on 1 December 2000, newly-joined employees are compulsorily required to join the MPF Schemes. The Group's contributions to the MPF Schemes are ranging from 5.0% to 15.0% of employees' salaries depending on the length of service of the employees.

The Group also contributes to employee pension schemes established by municipal government in respect of certain subsidiaries and joint ventures in the PRC. The municipal government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group.

The amount charged to the profit and loss account in respect of these schemes was HK$161.4 million (2003: HK$160.9 million) after netting off forfeited contribution of HK$10.5 million (2003: HK$4.6 million). Forfeited contributions available at the year end to reduce future contributions amounted to HK$0.1 million (2003: HK$1.9 million).

11 Staff Costs (continued)

(c) Share options

The Company's subsidiaries, New World China Land Limited ("NWCL"), New World TMT Limited ("NWTMT") (formerly New World Infrastructure Limited) and NWS Holdings Limited ("NWSH"), operate share option schemes whereby options may be granted to eligible employees and directors, to subscribe for shares of NWCL, NWTMT and NWSH respectively. The consideration to be paid on each granting of option is HK$10.0.

Details of share options are as follows:

			Number of share options					
Grantor	Date of grant	Exercise price HK$	Balance at 1 July 2003	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June 2004	Note
NWCL	5 February 2001 to 21 April 2004	1.000 to 3.192	54,891,600	2,541,600	(6,918,000)	(4,392,000)	46,123,200	(i)
NWTMT	18 November 1998 to 23 September 1999	10.200 to 12.000	6,352,800	–	–	(5,152,800)	1,200,000	(ii)
NWSH	11 May 1999 to 21 July 2003	3.725 to 6.930	2,000,000	41,497,000	(11,695,315)	(1,036,347)	30,765,338	(iii)

(i) Divided into 5 tranches and exercisable during a period of 5 years commencing on the expiry of 1 month after the dates of each grant when the offers of share options were accepted.

(ii) The share options are exercisable on or before 1 June 2005.

(iii) The number of share options exercisable on or before 4 November 2004, 4 November 2005 and 20 July 2008 are 300,000, 1,630,000 and 28,835,338 respectively.

12 Emoluments of Directors and Senior Management

Details of the emoluments paid (excluding benefits in kind of Share Option as defined below) to the Directors are as follows:

	2004 HK$m	2003 HK$m
Fees	**1.8**	1.5
Salaries and other emoluments	**22.9**	22.0
Contributions to retirement benefit schemes	**1.7**	1.6
	26.4	25.1

In addition to the above, benefits in kind of 3.0 million share options under the share option scheme of NWSH ("Share Option") were exercised during the year by certain Directors of the Company and the three senior management. The aggregate difference between the exercise price and the market price at the dates of exercise for the Directors and the senior management were HK$11.9 million and HK$9.7 million respectively.

12 Emoluments of Directors and Senior Management (continued)

The emoluments of the Directors (including benefits in kind of Share Option) fell within the following bands:

	Number of Directors	
	2004	2003
Emolument band (HK$)		
0 - 1,000,000	9	9
2,500,001 - 3,000,000	–	1
3,000,001 - 3,500,000	1	1
3,500,001 - 4,000,000	–	1
4,000,001 - 4,500,000	2	1
7,500,001 - 8,000,000	1	–
11,000,001 - 11,500,000	–	1
18,500,001 - 19,000,000	1	–
	14	14

Fees disclosed above include HK$0.3 million (2003: HK$0.3 million) paid to Independent Non-executive Directors. There were no other emoluments paid to Independent Non-executive Directors. None of the Directors has waived the right to receive his emoluments.

The five individuals whose emoluments were the highest in the Group for the year include two Directors (2003: two Directors) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2003: three) senior management (excluding benefits in kind of Share Option) during the year are as follows:

	2004 HK$m	2003 HK$m
Salaries and other emoluments	14.9	12.5
Contributions to retirement benefit schemes	0.6	0.6
	15.5	13.1

The emoluments to the senior management (including benefit in kinds of share Option) fell within the following bands:

	Number of senior management	
	2004	2003
Emolument band (HK$)		
3,500,001 - 4,000,000	–	1
4,000,001 - 4,500,000	–	1
4,500,001 - 5,000,000	–	1
5,000,001 - 5,500,000	1	–
6,500,001 - 7,000,000	1	–
8,000,001 - 8,500,000	1	–
	3	3

13 Intangible Assets

	Group				
	Goodwill HK$m	**Negative goodwill HK$m**	**Licences and software HK$m**	**Development costs HK$m**	**Total HK$m**
Cost					
At 1.7.2003	156.2	(30.2)	401.2	–	527.2
Acquisition of subsidiaries	30.8	(0.8)	–	5.8	35.8
Acquisition of additional interest in a subsidiary	–	(29.9)	–	–	(29.9)
At 30.6.2004	187.0	(60.9)	401.2	5.8	533.1
Accumulated amortisation and impairment					
At 1.7.2003	18.1	(4.2)	–	–	13.9
Amortisation charge	10.3	(3.2)	–	0.4	7.5
Impairment charge	31.2	–	401.2	–	432.4
At 30.6.2004	59.6	(7.4)	401.2	0.4	453.8
Net book amount					
At 30.6.2004	**127.4**	**(53.5)**	**–**	**5.4**	**79.3**
At 30.6.2003	138.1	(26.0)	401.2	–	513.3

Licences and software represent payments made to PrediWave Corporation ("PrediWave"), a former associated company, for purchase of software and licenses relating to billing system for PrediWave's interactive television, video-on-demand and other digital broadcasting and related technology (the "Technology"), which are the subject of the NWTMT Complaint (Note 34a). As a result of the NWTMT Complaint, the Directors decided to discontinue the use of the Technology in launching the interactive television services in the PRC, and accordingly, a full impairment charge of HK$401.2 million (Note 4) was made against these assets during the year.

14 Fixed Assets

	Group							
	Investment properties HK$m	Hotel properties HK$m	Land and buildings HK$m	Toll roads, bridges and port facilities HK$m	Telecommunication equipment and systems HK$m	Other assets (Note e) HK$m	Assets under construction HK$m	Total HK$m
Cost or valuation								
At 1.7.2003	15,042.9	6,367.5	3,995.9	6,331.2	4,082.3	5,488.7	2,846.3	44,154.8
Translation difference	–	–	(13.2)	–	–	(4.7)	–	(17.9)
Acquisition of subsidiaries	–	–	8.4	–	–	72.7	–	81.1
Disposal of subsidiaries	–	–	(28.0)	(2,303.0)	–	(71.9)	(19.5)	(2,422.4)
Additions	457.1	20.0	95.1	8.0	284.2	638.2	186.9	1,689.5
Reclassification	56.4	738.0	33.8	–	10.4	14.6	(943.1)	(89.9)
Transfer to properties held for sale	(98.4)	–	(72.3)	–	–	(5.3)	(1,193.1)	(1,369.1)
Restructuring of transport business	–	–	(582.0)	–	–	(2,184.2)	(62.9)	(2,829.1)
Deconsolidation of a subsidiary	–	–	–	(1,671.8)	–	(39.7)	(2.9)	(1,714.4)
Disposals	(1.7)	–	(61.7)	(0.1)	(7.5)	(169.3)	(53.8)	(294.1)
Revaluation surplus	2,036.4	1,066.5	–	–	–	–	–	3,102.9
At 30.6.2004	17,492.7	8,192.0	3,376.0	2,364.3	4,369.4	3,739.1	757.9	40,291.4
Accumulated depreciation and impairment								
At 1.7.2003	–	–	773.4	969.3	1,588.6	2,378.8	310.5	6,020.6
Translation difference	–	–	(2.7)	–	–	(3.2)	–	(5.9)
Acquisition of subsidiaries	–	–	0.1	–	–	32.7	–	32.8
Impairment charge	–	–	51.6	57.1	679.6	661.3	7.5	1,457.1
Disposal of subsidiaries	–	–	(4.3)	(475.0)	–	(37.4)	–	(516.7)
Depreciation charge for the year	–	–	110.1	136.4	440.7	423.1	–	1,110.3
Reclassification	–	–	–	–	–	–	(89.9)	(89.9)
Transfer to properties held for sale	–	–	(29.6)	–	–	(3.9)	–	(33.5)
Restructuring of transport business	–	–	(68.4)	–	–	(803.3)	–	(871.7)
Deconsolidation of a subsidiary	–	–	–	(329.2)	–	(15.5)	–	(344.7)
Write back on disposals	–	–	(21.0)	–	(4.1)	(118.9)	(15.5)	(159.5)
Write back of impairment charge	–	–	–	–	–	–	(205.1)	(205.1)
At 30.6.2004	–	–	809.2	358.6	2,704.8	2,513.7	7.5	6,393.8
Net book value								
At 30.6.2004	**17,492.7**	**8,192.0**	**2,566.8**	**2,005.7**	**1,664.6**	**1,225.4**	**750.4**	**33,897.6**
At 30.6.2003	15,042.9	6,367.5	3,222.5	5,361.9	2,493.7	3,109.9	2,535.8	38,134.2

14 Fixed Assets (continued)

	Company			
	Investment properties HK$m	Land and buildings HK$m	Other assets HK$m	Total HK$m
Cost or valuation				
At 1.7.2003	24.5	0.7	3.3	28.5
Revaluation surplus	3.0	–	–	3.0
At 30.6.2004	27.5	0.7	3.3	31.5
Accumulated depreciation				
At 1.7.2003	–	0.5	3.3	3.8
Charge for the year	–	0.1	–	0.1
At 30.6.2004	–	0.6	3.3	3.9
Net book value				
At 30.6.2004	**27.5**	**0.1**	**–**	**27.6**
At 30.6.2003	24.5	0.2	–	24.7

14 Fixed Assets (continued)

Cost or valuation of properties was made up as follows:

	Group				Company			
	2004		2003		2004		2003	
	At cost/ carrying value HK$m	Professional valuation HK$m	At cost/ carrying value HK$m	Professional valuation HK$m	At cost HK$m	Professional valuation HK$m	At cost HK$m	Professional valuation HK$m
Investment properties								
Hong Kong long lease	–	6,752.9	–	12,117.6	–	27.5	–	24.5
Hong Kong medium lease	–	8,056.2	–	758.7	–	–	–	–
Overseas long lease	–	384.2	–	89.3	–	–	–	–
Overseas medium lease	–	2,299.4	–	2,077.3	–	–	–	–
	–	17,492.7	–	15,042.9	–	27.5	–	24.5
Hotel properties								
Hong Kong long lease	–	5,580.0	–	6,165.2	–	–	–	–
Hong Kong medium lease	–	1,602.2	–	–	–	–	–	–
Overseas medium lease	–	1,009.8	–	202.3	–	–	–	–
	–	8,192.0	–	6,367.5	–	–	–	–
Land and buildings								
Hong Kong long lease (Note a)	947.6	–	948.4	–	0.7	–	0.7	–
Hong Kong medium lease	883.4	–	935.9	–	–	–	–	–
Hong Kong short lease	–	–	571.3	–	–	–	–	–
Overseas long lease	51.6	–	119.0	–	–	–	–	–
Overseas medium lease (Note a)	1,461.7	–	1,401.8	–	–	–	–	–
Overseas short lease	29.7	–	14.0	–	–	–	–	–
Overseas freehold	2.0	–	5.5	–	–	–	–	–
	3,376.0	–	3,995.9	–	0.7	–	0.7	–
	3,376.0	25,684.7	3,995.9	21,410.4	0.7	27.5	0.7	24.5

(a) Included in the Group's land and buildings are properties transferred from investment properties at carrying value of HK$985.0 million (2003: HK$985.0 million) based on professional valuations at dates of transfer.

(b) The investment properties and hotel properties were revalued on 30 June 2004 on an open market value basis by Chesterton Petty Limited and Vigers Hong Kong Limited, independent professional property valuers.

Toll roads, bridges and port facilities, telecommunication equipment and systems, assets under construction and other assets comprising plant, machinery, equipment, terminal equipment, furniture, fixtures, interactive television network and equipment and motor vehicles are stated at cost.

(c) The aggregate net book value of assets pledged as securities for loans amounts to HK$13,122.1 million (2003: HK$11,653.9 million).

(d) The net book value of fixed assets includes telecommunication equipment and systems and other assets, which are held under finance leases amounting to HK$304.9 million (2003: HK$322.0 million) and HK$0.6 million (2003: HK$0.1 million) respectively.

(e) Included in other assets is an amount of HK$619.2 million representing interactive television network system and equipment bought from PrediWave, which are the subject of the NWTMT Complaint (Note 34a). As a result of the NWTMT Complaint, the Directors decided to discontinue the use of the Technology in launching the interactive television services in the PRC, and accordingly, a full impairment charge of HK$619.2 million was made against these assets during the year.

15 Subsidiaries

	2004 HK$m	2003 HK$m
Unlisted shares		
At cost	**4,893.1**	4,893.1
At Directors' valuation in 1972	**72.0**	72.0
Provision for impairment losses	**(567.1)**	(567.1)
	4,398.0	4,398.0
Listed shares in Hong Kong, at cost	**16,461.6**	16,455.6
	20,859.6	20,853.6
Amounts due by subsidiaries less provision	**38,254.5**	38,382.4
	59,114.1	59,236.0
Amounts due to subsidiaries	**(21,591.4)**	(26,060.8)
	37,522.7	33,175.2
Market value of listed shares	**6,426.1**	3,056.0

Details of principal subsidiaries are given in Note 38.

16 Associated Companies

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Group's share of net assets				
Listed shares in Hong Kong	**810.4**	884.9	**–**	–
Unlisted shares (Note a)	**2,123.0**	3,753.7	**6.8**	6.8
	2,933.4	4,638.6	**6.8**	6.8
Negative goodwill on acquisition	**(122.0)**	(113.2)	**–**	–
Goodwill on acquisition	**85.6**	85.6	**–**	–
Less: amortisation	**(17.4)**	(14.9)	**–**	–
	(53.8)	(42.5)	**–**	–
Amounts due by associated companies (Note b)	**3,397.1**	3,820.8	**399.9**	194.0
Amounts due to associated companies (Note c)	**(440.8)**	(239.5)	**(21.3)**	(21.3)
	2,956.3	3,581.3	**378.6**	172.7
	5,835.9	8,177.4	**385.4**	179.5
Market value of listed shares	**436.6**	334.3	**–**	–

16 Associated Companies (continued)

(a) During the year, certain associated companies, which are the subject of the NWTMT Complaint (Note 34a), ceased to be accounted for by the Group as associated companies as the Directors are of the opinion that the Group is no longer able to effectively exercise significant influence over the financial and operating decisions of these associated companies. Accordingly, the investments in and amounts due by these associated companies were reclassified as other investments and loans to investee companies (Notes 18a and 39).

(b) Amounts due by associated companies are analysed as follows:

	Group	
	2004 HK$m	2003 HK$m
Interest bearing		
Fixed rates (Note i)	**311.5**	388.6
Variable rates (Note ii)	**59.5**	271.5
Non-interest bearing (Note iii)	**3,026.1**	3,160.7
	3,397.1	3,820.8

(i) Fixed rates represent interest rates ranging from 5.8% to 8.0% (2003: 5.8% to 8.0%) per annum.

(ii) Variable rates represent interest rates ranging from 0.6% above 3-month Hong Kong Interbank Offered Rate ("HIBOR") (2003: 0.6% above 3-month HIBOR) to the Hong Kong Prime rate (2003: Hong Kong Prime rate) per annum.

(iii) The balance included amounts totalling HK$399.9 million (2003: HK$194.0 million) due to the Company.

The amounts are unsecured and have no fixed terms of repayment.

(c) The amounts due to associated companies are unsecured, interest free and repayable on demand.

(d) Details of principal associated companies are given in Note 39.

17 Jointly Controlled Entities

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Equity joint ventures				
Group's share of net assets	**1,085.3**	1,160.2	**–**	6.0
Goodwill on acquisition	**2.4**	2.4	**–**	–
Less: amortisation	**(0.2)**	(0.1)	**–**	–
Amounts due by joint ventures less provision (Note a)	**197.5**	237.3	**–**	–
Amounts due to joint ventures (Note b)	**(79.8)**	(26.3)	**(5.8)**	–
	1,205.2	1,373.5	**(5.8)**	6.0
Co-operative joint ventures (Note c)				
Cost of investment less provision	**5,517.4**	5,859.8	**–**	13.1
Goodwill on acquisition	**17.7**	17.7	**–**	–
Less: amortisation	**(1.8)**	(0.9)	**–**	–
Share of undistributed post-acquisition results	**(316.0)**	(543.5)	**–**	–
Amounts due by joint ventures less provision (Note a)	**8,778.0**	7,560.9	**–**	–
Amounts due to joint ventures (Note b)	**(113.0)**	(142.0)	**–**	–
	13,882.3	12,752.0	**–**	13.1
Companies limited by shares				
Group's share of net assets	**2,807.1**	1,642.9	**–**	–
Goodwill on acquisition	**271.8**	–	**–**	–
Less: amortisation	**(7.7)**	–	**–**	–
Subordinated loans (Note a)	**455.7**	889.6	**–**	–
Amounts due by investee companies (Note a)	**5,629.4**	5,675.9	**105.0**	251.0
Amounts due to investee companies (Note b)	**(698.6)**	(741.3)	**–**	–
	8,457.7	7,467.1	**105.0**	251.0
Deposits paid for joint ventures (Note d)	**481.9**	480.5	**–**	13.7
	24,027.1	22,073.1	**99.2**	283.8

17 Jointly Controlled Entities (continued)

(a) Subordinated loans and amounts due by jointly controlled entities are analysed as follows:

	Subordinated loans		Amounts due by jointly controlled entities	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Interest bearing				
Fixed rates (Note i)	**19.0**	19.0	**6,491.5**	4,936.6
Variable rates (Note ii)	**—**	–	**1,535.7**	1,469.2
Non-interest bearing (Note iii)	**436.7**	870.6	**6,577.7**	7,068.3
	455.7	889.6	**14,604.9**	13,474.1

(i) Fixed rates represent interest rates ranging from 2.0% to 14.0% (2003: 2.0% to 15.0%) per annum.

(ii) Variable rates represent interest rates ranging from 3-month HIBOR to 2.0% above the Hong Kong Prime rate per annum (2003: 3-month HIBOR).

(iii) The balance included amounts of HK$105.0 million (2003: HK$251.0 million) due to the Company.

The repayment terms of the amounts due by jointly controlled entities are specified in the relevant joint venture agreements.

(b) The amounts due to jointly controlled entities are unsecured, interest free and repayable on demand.

(c) Certain of the Group's interests in co-operative joint ventures in the PRC have been pledged as security for a loan granted to the Group.

(d) The balances represent advances paid in respect of proposed joint ventures for which the jointly controlled entities have not yet been established as at the year end date and only preliminary agreements have been signed. Upon the completion of the relevant joint venture contracts and the establishment of the respective jointly controlled entities, the relevant amounts will be reclassified to joint venture balances.

(e) Particulars of principal jointly controlled entities are given in Note 40.

18 Other Investments

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Equity securities				
Unlisted shares, at fair value (Notes a & b)	**994.2**	963.3	**22.6**	61.5
Listed shares, at market value				
Hong Kong	**317.7**	247.5	**–**	–
Overseas	**274.9**	418.7	**–**	–
	1,586.8	1,629.5	**22.6**	61.5
Debt securities				
Unlisted debentures and convertible bonds, at fair value	**130.7**	134.2	**–**	–
Investments in joint property development projects				
At cost less provision and amortisation (Note c)	**1,712.0**	1,743.6	**–**	–
Other joint ventures				
Cost of investment, less provision	**–**	87.2	**–**	–
Amounts due by joint ventures, less provision (Note d)	**–**	1,607.0	**–**	–
	–	1,694.2	**–**	–
Loans to investee companies (Note e)	**304.2**	–	**–**	–
Provision (Note e)	**(304.2)**	–	**–**	–
	–	–	**–**	–
	3,429.5	5,201.5	**22.6**	61.5

(a) Included in unlisted equity securities are investments in PrediWave and certain former associated companies of the Group (collectively the "PrediWave Companies") (Note 16a), which are the subject of the NWTMT Compliant (Note 34a). A full impairment provision of HK$1,933.9 million was made against these assets during the year.

(b) Also included in unlisted equity securities is an unlisted equity investment of approximately HK$376.9 million in Intellambda Systems Inc. ("Intellambda") which was acquired by NWTMT during the year. Mr. Tony Qu is the Chief Executive Officer of Intellambda. Intellambda's business objective is to develop optical transport and switching platform and provide the optical networking solutions for carriers planning on building or upgrading their metro and regional infrastructures. Based on the latest financial information available to NWTMT, Intellambda was operating at a loss. The director nominated by NWTMT to Intellambda has requested for further financial information from Intellambda for the purpose of assessing the carrying value of the investment in Intellambda. However, Intellambda imposed certain conditions before it would make available further financial information to the director nominated by NWTMT to Intellambda. In view of the conditions imposed, no further information was obtained from Intellambda. Despite the litigation against Mr. Tony Qu, the directors of NWTMT remain confident in the technology held by Intellambda and consider that there is no reason to believe why Mr. Tony Qu would not pursue, if not harder because of the presence of NWTMT as a shareholder keeping a close eye on the performance, the business objective of Intellambda and make it a successful operation. As a result, the Directors of the Company consider that no provision for impairment in value of the investment in Intellambda is required.

18 Other Investments (continued)

(c) The aggregate carrying value of investments in joint property development projects pledged as securities for loans amounted to HK$1,053.8 million (2003: HK$1,081.4 million).

(d) As at 30 June 2003, the amounts due by joint ventures of HK$1,281.8 million carried interest at 5.3% to 10.0% per annum. The remaining balance was non-interest bearing. All balances were unsecured and had repayment terms as specified in the relevant joint venture agreements.

(e) Balances represent loans to PrediWave Companies which are the subject of the NWTMT Complaint (Note 34a). A full provision of HK$304.2 million (Note 4) was made against these loans during the year.

(f) Certain other joint ventures are reclassified as jointly controlled entities during the year upon the change of the term of profit sharing in these entities.

19 Other Assets

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Long term receivables (Note a)	**1,193.1**	1,494.1	**–**	–
Deposits for proposed investments (Note b)	**1,613.8**	1,699.9	**–**	–
Deposits for purchase of fixed assets (Note c)	**–**	936.5	**–**	–
Retirement benefit assets (Note 11bi)	**17.3**	12.2	**–**	–
	2,824.2	4,142.7	**–**	–

(a) Long term receivables

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Accounts receivable	**1,673.9**	1,271.5	**–**	–
Other loans	**346.9**	371.8	**–**	–
	2,020.8	1,643.3	**–**	–
Amounts receivable within one year included in current assets	**(827.7)**	(149.2)	**–**	–
	1,193.1	1,494.1	**–**	–

Included in accounts receivable is an amount of HK$600.0 million (2003: HK$600.0 million) due from a third party which is unsecured and bears interest at 3.0% (2003: 3.0%) per annum. This amount, together with the refund of deposits from the withdrawal of proposed investment in the Network (Note 19b), are fully repayable by 30 November 2004.

19 Other Assets (continued)

(b) Deposits for proposed investments

	Group		Company	
	2004	2003	**2004**	2003
	HK$m	HK$m	**HK$m**	HK$m
Cost less provision				
Deposits for the Network	**1,531.2**	1,531.2	**–**	–
Others	**82.6**	168.7	**–**	–
	1,613.8	1,699.9	**–**	–

In 2002, NWTMT entered into an option agreement (the "Option Agreement") with a PRC entity for the acquisition (the "Acquisition") of an interest in a fibre optic backbone network ("Network") in the PRC, and subject to certain conditions as stipulated in the Option Agreement, NWTMT is entitled to acquire up to 70.0% interest in the Network within 2 years from the date of the Option Agreement at a consideration of approximately HK$2,563.0 million.

As at 30 June 2004, approximately HK$1,531.2 million (2003: HK$1,531.2 million) was paid as a deposit for the Acquisition. On 23 June 2004, NWTMT requested to withdraw from the Acquisition and the counter parties agreed on 3 September 2004 that deposits paid for proposed investments, loans and other amounts owing to NWTMT totalling HK$2,160.0 million together with interest would be fully repaid to the Group by 30 November 2004.

(c) Deposits for purchase of fixed assets

The balance represents trade deposits paid to PrediWave for purchase of interactive television network system and equipment which is the subject of the NWTMT Complaint (Note 34a). A full provision of HK$843.9 million was made against these assets during the year.

20 Properties Held for Sale

	Group		Company	
	2004	2003	**2004**	2003
	HK$m	HK$m	**HK$m**	HK$m
Properties under development, at cost less provision	**13,325.1**	15,104.8	**–**	–
Completed properties, at cost less provision	**2,979.1**	1,767.2	**–**	–
Joint property development projects, at cost less provision	**6,879.9**	5,791.0	**547.5**	489.8
	23,184.1	22,663.0	**547.5**	489.8

The aggregate carrying value of properties held for sale pledged as securities for loans amounted to HK$3,055.1 million (2003: HK$2,604.1 million).

21 Stocks

	Group		Company	
	2004	2003	**2004**	2003
	HK$m	HK$m	**HK$m**	HK$m
Raw materials	**88.2**	447.2	**–**	–
Work-in-progress	**1.8**	16.1	**–**	–
Finished goods	**98.2**	95.1	**–**	–
Merchandise	**93.5**	89.0	**–**	–
	281.7	647.4	**–**	–

At 30 June 2004, the amount of stocks carried at net realisable value amounted to HK$93.7 million (2003: HK$417.8 million).

Included in raw materials is an amount of HK$62.1 million (2003: HK$348.2 million) which represents parts for production of interactive television equipment. These stocks are the subject of the NWTMT Complaint (Note 34a).

22 Debtors and Prepayments

(a) At 30 June 2004, the retention receivable for contracts in progress amounting to HK$716.6 million (2003: HK$807.8 million) has been included in debtors and prepayments.

(b) Debtors and prepayments include trade debtors, amounts advanced to investee companies, deposits and prepayments. The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sales proceeds receivable from sale of properties and retention money receivables in respect of construction and engineering services are settled in accordance with the terms of respective contracts. Ageing analysis of trade debtors is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$m	HK$m	**HK$m**	HK$m
Current to 30 days	**5,019.4**	3,097.1	**–**	–
31 to 60 days	**283.5**	176.5	**–**	–
Over 60 days	**1,509.2**	1,754.9	**–**	–
	6,812.1	5,028.5	**–**	–

23 Cash and Bank Balances

Restricted bank balances are funds which are pledged to secure certain short term loans and long term loans.

24 Creditors and Accrued Charges

(a) At 30 June 2004, advances received from customers for contracts in progress amounting to HK$39.1 million (2003: HK$31.2 million) had been included in creditors and accrued charges.

(b) Included in creditors and accrued charges are trade creditors with their ageing analysis as follows:

	Group		Company	
	2004 **HK$m**	2003 HK$m	**2004** **HK$m**	2003 HK$m
Current to 30 days	**3,418.5**	3,470.7	**–**	–
31 to 60 days	**280.7**	142.8	**–**	–
Over 60 days	**1,657.5**	2,114.3	**–**	–
	5,356.7	5,727.8	**–**	–

25 Contracts in Progress

	Group		Company	
	2004 **HK$m**	2003 HK$m	**2004** **HK$m**	2003 HK$m
Contract costs incurred plus attributable profits less foreseeable losses to date	**14,267.1**	17,882.2	**–**	–
Progress payments received and receivable	**(14,498.1)**	(18,195.9)	**–**	–
	(231.0)	(313.7)	**–**	–
Representing:				
Gross amount due from customers for contract work	**268.4**	272.6	**–**	–
Gross amount due to customers for contract work	**(499.4)**	(586.3)	**–**	–
	(231.0)	(313.7)	**–**	–

26 Long Term Liabilities

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Bank loans				
Secured	**9,861.8**	16,485.9	**–**	–
Unsecured	**13,986.5**	13,476.7	**–**	–
Other unsecured loans not wholly repayable within five years	**–**	62.8	**–**	–
Obligations under finance leases wholly repayable within five years (Note a)	**109.1**	200.3	**–**	–
	23,957.4	30,225.7	**–**	–
Convertible bonds (Note b)	**1,350.0**	2,678.1	**–**	–
Loans from minority shareholders (Note c)	**1,955.2**	2,314.7	**–**	–
Deferred income	**478.7**	464.8	**–**	–
Provision for long service payments (Note d)	**87.7**	107.3	**–**	–
Long term accounts payable	**86.0**	661.4	**86.0**	172.0
	27,915.0	36,452.0	**86.0**	172.0
Amounts repayable within one year included in current liabilities	**(6,046.0)**	(7,424.1)	**(86.0)**	(86.0)
	21,869.0	29,027.9	**–**	86.0

26 Long Term Liabilities (continued)

	Group				
	Secured bank loans HK$m	Unsecured bank loans HK$m	Other unsecured loans HK$m	Obligations under finance leases HK$m	Total HK$m
The maturity of long term borrowings for 2004 is as follows:					
Within one year	**3,941.2**	**1,950.8**	**–**	**67.9**	**5,959.9**
In the second year	**3,443.7**	**3,524.8**	**–**	**37.9**	**7,006.4**
In the third to fifth year	**2,226.0**	**8,501.5**	**–**	**3.3**	**10,730.8**
After the fifth year	**250.9**	**9.4**	**–**	**–**	**260.3**
	9,861.8	**13,986.5**	**–**	**109.1**	**23,957.4**
The maturity of long term borrowings for 2003 is as follows:					
Within one year	2,634.7	1,445.9	–	90.5	4,171.1
In the second year	3,524.3	2,200.0	–	84.0	5,808.3
In the third to fifth year	8,050.2	9,830.8	–	25.8	17,906.8
After the fifth year	2,276.7	–	62.8	–	2,339.5
	16,485.9	13,476.7	62.8	200.3	30,225.7

(a) Finance lease obligations – minimum lease payments

	Group	
	2004 HK$m	2003 HK$m
Within one year	**69.9**	93.6
In the second year	**38.5**	86.9
In the third to fifth year	**3.3**	26.2
	111.7	206.7
Future finance charges on finance leases	**(2.6)**	(6.4)
Present value of finance lease liabilities	**109.1**	200.3

26 Long Term Liabilities (continued)

(b) Convertible bonds

(i) In June 1999, a subsidiary had issued US$300.0 million convertible guaranteed bonds which carried interest at 3.0% per annum payable semi-annually in arrears. The bonds were guaranteed by the Company and listed on the Luxembourg Stock Exchange. Further US$50.0 million convertible bonds were issued in July 1999 at the same terms and conditions. Each holder of the bonds had the option to convert the bonds into shares of HK$1.00 each of the Company at an initial conversion price of HK$24.60 per share, at any time between 9 August 1999 and 9 May 2004.

In December 2003, the subsidiary repurchased bonds with face value of US$1.0 million (2003: US$4.5 million) at a consideration of HK$9.6 million (2003: HK$42.9 million). The remaining outstanding bonds were redeemed at 123.104% of their principal amount together with accrued interest on 9 June 2004.

(ii) On 26 April 2004, a subsidiary of the Group issued zero coupon guaranteed convertible bonds in the aggregate amount of HK$1,350.0 million, which are convertible into fully paid shares with par value of HK$1.00 each of NWSH.

The bonds, guaranteed by NWSH, are convertible into the shares of NWSH at a conversion price of HK$13.63 per share at any time on and after 27 May 2004 up to 11 April 2009. The bonds are redeemable by the issuer from 27 October 2005 to 25 April 2009. Moreover, the bondholders shall have the right to redeem all or some only of the bonds held by them on 26 April 2006 at 99.0% of the principal amount of each such bond. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date on 26 April 2009 at 97.53% of the principal amount.

(c) Loans from minority shareholders

The loans from minority shareholders include loans of HK$232.6 million (2003: HK$674.8 million) to certain consolidated joint ventures, which are unsecured, carry interest at fixed rates ranging from 5.0% to 15.0% (2003: 7.5% to 15.0%) per annum and have repayment terms specified in the relevant joint venture agreements. The remaining balance is unsecured, interest free and has no specific repayment terms except for loans of HK$134.9 million (2003: HK$127.2 million) which bear interest at rates ranging from 3.0% above 1-month HIBOR to 1.0% below the Hong Kong Prime rate per annum (2003: 3.0% above 1-month HIBOR to 1.0% below Hong Kong Prime rate).

26 Long Term Liabilities *(continued)*

(d) Provision for long service payments

The Group's long service payment obligations as at 30 June 2004 are valued by Watson Wyatt Hong Kong Limited using the projected unit credit method.

	Group	
	2004 HK$m	2003 HK$m
The amounts recognised in the balance sheet were determined as follows:		
Present value of funded obligations	**87.7**	107.3
The amounts recognised in the profit and loss account were as follows:		
Current service cost	**0.1**	15.6
Interest cost	**2.5**	28.5
Net actuarial gains recognised during the year	**(9.5)**	(12.7)
	(6.9)	31.4
Movement in the long service payment obligations were as follows:		
At the beginning of the year	**107.3**	83.9
Net (income)/expense recognised in the profit and loss account	**(6.9)**	31.4
Payment made during the year	**(12.7)**	(8.0)
At the end of the year	**87.7**	107.3

	Group	
	2004	2003
The principal actuarial assumptions used were as follows:		
Discount rate	**4.3%**	3.5%
Expected rate of future salary increases	**0.5%–2.5%**	0.5%–2.5%

27 Deferred Taxation

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2003: 17.5%).

The adoption of SSAP 12 has resulted in the following changes as at 30 June 2003:

	Group
	HK$m
Increase in goodwill	7.2
Decrease in associated companies	(88.0)
Decrease in jointly controlled entities	(391.7)
Decrease in other investments	(19.3)
Increase in deferred tax assets	335.9
Decrease in minority interests	406.9
Increase in deferred tax liabilities	(430.0)
Decrease in reserves	(179.0)

The movement on the net deferred tax liabilities account is as follows:

	Group	
	2004 HK$m	2003 HK$m
At the beginning of the year	**688.8**	723.4
Translation differences	**0.3**	0.1
Disposal and deconsolidation of subsidiaries	**(204.4)**	(80.0)
Deferred taxation charged/(credited) to profit and loss account (Note 7)	**151.5**	(1.1)
Taxation (credited)/charged to asset revaluation reserve	**(0.4)**	46.4
At the end of the year	**635.8**	688.8

27 Deferred Taxation (continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax liabilities

	Accelerated tax depreciation		Revaluation of properties		Recognition of income from sales of properties		Fair value adjustments on properties		Others		Total	
	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m
At the beginning of the year	(1,250.7)	(1,363.4)	(98.0)	(51.6)	(4.5)	(2.1)	(72.7)	(79.8)	(3.1)	(5.7)	(1,429.0)	(1,502.6)
Credited/(charged) to profit and loss account	27.5	32.7	–	–	(34.2)	(2.4)	(3.0)	7.1	(5.3)	2.7	(15.0)	40.1
Credited/(charged) to asset revaluation reserve	–	–	0.4	(46.4)	–	–	–	–	–	–	0.4	(46.4)
Disposal and deconsolidation of subsidiaries	287.5	80.0	–	–	–	–	–	–	–	–	287.5	80.0
Translation differences	–	–	–	–	–	–	–	–	(0.1)	(0.1)	(0.1)	(0.1)
At the end of the year	(935.7)	(1,250.7)	(97.6)	(98.0)	(38.7)	(4.5)	(75.7)	(72.7)	(8.5)	(3.1)	(1,156.2)	(1,429.0)

Deferred tax assets

	Provisions		Accelerated accounting depreciation		Tax losses		Unrealised profit of intra-group transactions		Others		Total	
	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m	2004 HK$m	2003 HK$m
At the beginning of the year	24.0	4.6	11.2	6.7	645.9	704.3	56.8	61.7	2.3	1.9	740.2	779.2
(Charged)/credited to profit and loss account	(11.8)	19.4	(4.9)	4.5	(125.2)	(58.4)	1.2	(4.9)	4.2	0.4	(136.5)	(39.0)
Disposal and deconsolidation of subsidiaries	–	–	(0.1)	–	(83.0)	–	–	–	–	–	(83.1)	–
Translation differences	–	–	–	–	(0.2)	–	–	–	–	–	(0.2)	–
At the end of the year	12.2	24.0	6.2	11.2	437.5	645.9	58.0	56.8	6.5	2.3	520.4	740.2

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	Group	
	2004 HK$m	2003 HK$m
Deferred tax assets	286.8	335.9
Deferred tax liabilities	(922.6)	(1,024.7)
	(635.8)	(688.8)

27 Deferred Taxation (continued)

Deferred tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$7,912.9 million (2003: HK$9,359.3 million) to carry forward against future taxable income. These tax losses have no expiry dates except for the tax losses of HK$627.8 million (2003 HK$438.9 million) which will expire at various dates up to and including 2009 (2003: 2008).

28 Share Capital

	2004 No. of shares (million)	2004 HK$m	2003 No. of shares (million)	2003 HK$m
Authorised:				
Shares of HK$1.00 each				
At the beginning of the year	**2,500.0**	**2,500.0**	2,500.0	2,500.0
Increase in authorised share capital (Note a)	**7,500.0**	**7,500.0**	–	–
At the end of the year	**10,000.0**	**10,000.0**	2,500.0	2,500.0
Issued and fully paid:				
Shares of HK$1.00 each				
At the beginning of the year	**2,219.5**	**2,219.5**	2,166.4	2,166.4
Placement of shares (Note b)	**250.0**	**250.0**	–	–
Rights issue (Note c)	**987.8**	**987.8**	–	–
Issued as scrip dividends (Note d)	**–**	**–**	53.1	53.1
At the end of the year	**3,457.3**	**3,457.3**	2,219.5	2,219.5

(a) Increase in authorised share capital

By two ordinary resolutions passed on 2 December 2003 and 22 March 2004, the authorised share capital of the Company was increased from HK$2,500.0 million to HK$10,000.0 million by the creation of additional 7,500.0 million shares of HK$1.00 each.

(b) Placement of shares

During the year, 250.0 million shares of HK$1.00 each were issued at HK$4.9044 per share to provide funds to reduce the bank borrowings of the Group.

(c) Rights issue

During the year, 987,817,877 shares of HK$1.00 each were issued at HK$5.40 per share by way of rights issue on the basis of two shares for every five shares. The proceeds of the rights issue were used to repay the outstanding convertible bond, to pay land conversion premium for the existing agricultural land bank and to provide for general working capital of the Group.

(d) Issued as scrip dividends

In 2003, 25,371,708 and 27,766,413 new shares were issued at HK$3.91395 and HK$2.4929 per share for the settlement of 2002 final scrip dividend and 2003 interim scrip dividend respectively.

29 Reserves

	Group						
	Capital redemption reserve HK$m	Share premium HK$m	Asset revaluation reserve HK$m	Capital reserve HK$m	General reserve HK$m	Retained profits HK$m	Total HK$m
Balance as at 1.7.2002, as previously reported	37.7	19,232.4	15,125.2	558.6	572.9	15,906.7	51,433.5
Effect of adoption of SSAP 12	–	–	(105.5)	(114.6)	–	(61.0)	(281.1)
Balance as at 1.7.2002, as restated	37.7	19,232.4	15,019.7	444.0	572.9	15,845.7	51,152.4
Scrip dividends	–	115.4	–	–	–	–	115.4
Share issue expenses	–	(0.2)	–	–	–	–	(0.2)
Investment and hotel properties revaluation deficit for the year, net of taxation	–	–	(1,779.8)	–	–	–	(1,779.8)
Share of revaluation deficit, net of taxation of							
Associated companies	–	–	(70.5)	–	–	–	(70.5)
Jointly controlled entities	–	–	(104.6)	–	–	–	(104.6)
Investment securities impairment loss charged to profit and loss account	–	–	94.8	–	–	–	94.8
Release of goodwill upon disposal of a jointly controlled entity	–	–	–	6.2	–	–	6.2
Goodwill impairment loss charged to profit and loss account	–	–	–	32.3	–	–	32.3
Investment securities revaluation deficit for the year	–	–	(531.9)	–	–	–	(531.9)
Investment securities revaluation surplus realised upon disposal	–	–	(35.0)	–	–	–	(35.0)
Loss for the year	–	–	–	–	–	(4,707.7)	(4,707.7)
Transfer to retained profits	–	–	(39.0)	–	(6.3)	45.3	–
Translation difference	–	–	–	–	–	(85.6)	(85.6)
2002 final dividend paid	–	–	–	–	–	(216.6)	(216.6)
2003 interim dividend paid	–	–	–	–	–	(131.5)	(131.5)
	37.7	19,347.6	12,553.7	482.5	566.6	10,749.6	43,737.7
Retained by:							
Company and subsidiaries	37.7	19,347.6	12,497.4	590.0	566.6	14,896.6	47,935.9
Associated companies	–	–	248.6	0.5	–	(1,551.7)	(1,302.6)
Jointly controlled entities	–	–	(192.3)	(108.0)	–	(2,595.3)	(2,895.6)
	37.7	19,347.6	12,553.7	482.5	566.6	10,749.6	43,737.7

29 Reserves (continued)

	Group						
	Capital redemption reserve HK$m	Share premium HK$m	Asset revaluation reserve HK$m	Capital reserve HK$m	General reserve HK$m	Retained profits HK$m	Total HK$m
Balance as at 1.7.2003, as previously reported	37.7	19,347.6	12,675.5	582.5	566.6	10,706.8	43,916.7
Effect of adoption of SSAP 12	–	–	(121.8)	(100.0)	–	42.8	(179.0)
Balance as at 1.7.2003, as restated	37.7	19,347.6	12,553.7	482.5	566.6	10,749.6	43,737.7
Placement of shares	–	976.1	–	–	–	–	976.1
Rights issue	–	4,346.4	–	–	–	–	4,346.4
Share issue expenses	–	(74.0)	–	–	–	–	(74.0)
Investment and hotel properties revaluation surplus for the year, net of taxation	–	–	2,774.0	–	–	–	2,774.0
Share of revaluation surplus, net of taxation of							
Associated companies	–	–	45.9	–	–	–	45.9
Jointly controlled entities	–	–	104.0	–	–	–	104.0
Investment securities impairment loss charged to profit and loss account	–	–	1,315.7	–	–	–	1,315.7
Release of goodwill upon disposal of a subsidiary	–	–	–	1.5	–	–	1.5
Impairment loss on goodwill written back	–	–	–	(14.6)	–	–	(14.6)
Goodwill impairment loss charged to profit and loss account	–	–	–	14.6	–	–	14.6
Investment securities revaluation deficit for the year	–	–	(1,265.8)	–	–	–	(1,265.8)
Investment securities revaluation deficit realised upon disposal	–	–	32.8	–	–	–	32.8
Loss for the year	–	–	–	–	–	(976.2)	(976.2)
Transfer to retained profits	–	–	(17.4)	–	0.8	16.6	–
Translation difference	–	–	–	–	–	(1.3)	(1.3)
2004 interim dividend paid	–	–	–	–	–	(69.1)	(69.1)
	37.7	24,596.1	15,542.9	484.0	567.4	9,719.6	50,947.7
Representing:							
Balance at 30.6.2004	37.7	24,596.1	15,542.9	484.0	567.4	9,581.3	50,809.4
2004 proposed final dividend	–	–	–	–	–	138.3	138.3
	37.7	24,596.1	15,542.9	484.0	567.4	9,719.6	50,947.7
Retained by:							
Company and subsidiaries	37.7	24,596.1	15,336.7	591.5	567.4	13,405.4	54,534.8
Associated companies	–	–	294.5	0.5	–	(1,480.3)	(1,185.3)
Jointly controlled entities	–	–	(88.3)	(108.0)	–	(2,205.5)	(2,401.8)
	37.7	24,596.1	15,542.9	484.0	567.4	9,719.6	50,947.7

29 Reserves (continued)

	Company				
	Capital redemption reserve HK$m	Share premium HK$m	Asset revaluation reserve HK$m	Retained profits HK$m	Total HK$m
Balance as at 1.7.2002	37.7	19,232.4	194.3	12,539.1	32,003.5
Scrip dividends	–	115.4	–	–	115.4
Share issue expenses	–	(0.2)	–	–	(0.2)
Investment properties revaluation deficit for the year	–	–	(4.2)	–	(4.2)
Investment securities revaluation surplus realised upon disposal	–	–	(144.3)	–	(144.3)
Investment securities revaluation deficit for the year	–	–	(13.5)	–	(13.5)
Loss for the year	–	–	–	(177.0)	(177.0)
2002 final dividend paid	–	–	–	(216.6)	(216.6)
2003 interim dividend paid	–	–	–	(131.5)	(131.5)
Balance as at 1.7.2003	**37.7**	**19,347.6**	**32.3**	**12,014.0**	**31,431.6**
Placement of shares	**–**	**976.1**	**–**	**–**	**976.1**
Rights issue	**–**	**4,346.4**	**–**	**–**	**4,346.4**
Share issue expenses	**–**	**(74.0)**	**–**	**–**	**(74.0)**
Investment properties revaluation surplus for the year	**–**	**–**	**3.0**	**–**	**3.0**
Investment securities revaluation deficit realised upon disposal	**–**	**–**	**29.5**	**–**	**29.5**
Investment securities revaluation deficit for the year	**–**	**–**	**(27.7)**	**–**	**(27.7)**
Loss for the year	**–**	**–**	**–**	**(1,984.7)**	**(1,984.7)**
2004 interim dividend paid	**–**	**–**	**–**	**(69.1)**	**(69.1)**
	37.7	**24,596.1**	**37.1**	**9,960.2**	**34,631.1**
Representing:					
Balance at 30.6.2004	**37.7**	**24,596.1**	**37.1**	**9,821.9**	**34,492.8**
2004 proposed final dividend	**–**	**–**	**–**	**138.3**	**138.3**
	37.7	**24,596.1**	**37.1**	**9,960.2**	**34,631.1**

Analysis of asset revaluation reserve

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Hotel properties	**3,581.7**	2,836.9	**–**	–
Investment properties	**11,693.7**	9,532.0	**26.0**	23.0
Investment securities	**267.5**	184.8	**11.1**	9.3
	15,542.9	12,553.7	**37.1**	32.3

30 Commitments

(a) Capital commitments

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Contracted but not provided for				
Intangible assets	**–**	237.9	**–**	–
Fixed assets	**566.1**	708.9	**–**	–
An associated company	**12.2**	–	**–**	–
A subsidiary	**–**	–	**55.0**	55.0
Jointly controlled entities	**326.4**	177.1	**–**	–
Other investments	**70.3**	2.8	**–**	–
	975.0	1,126.7	**55.0**	55.0
Authorised but not contracted for				
Fixed assets	**15.7**	37.8	**–**	–
The Group's share of capital commitments of the jointly controlled entities not included above are as follows:				
Contracted but not provided for	**205.1**	287.6	**–**	–
Authorised but not contracted for	**268.4**	123.9	**–**	–
	473.5	411.5	**–**	–

The above capital commitments did not include commitments for purchase of fixed assets and intangible assets in respect of the PrediWave Complaint (Note 34b).

30 Commitments (continued)

(b) Commitments under operating leases

The future aggregate lease payments under non-cancellable operating leases are as follows:

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Land and buildings				
In the first year	**363.3**	338.5	**–**	–
In the second to fifth year inclusive	**789.8**	653.1	**–**	–
After the fifth year	**2,395.4**	1,727.4	**–**	–
	3,548.5	2,719.0	**–**	–
Equipment				
In the first year	**–**	15.4	**–**	–
In the second to fifth year inclusive	**–**	13.8	**–**	–
	3,548.5	2,748.2	**–**	–

(c) Other commitments

The future aggregate payments for other commitments are as follows:

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
In the first year	**–**	30.0	**–**	–
In the second to fifth year inclusive	**–**	110.5	**–**	–
	–	140.5	**–**	–

(d) At 30 June 2004, the Group had issued performance guarantees amounting to HK$889.5 million (2003: HK$382.3 million), in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of property projects developed by certain subsidiaries and certain jointly controlled entities of the Group. Pursuant to the terms of the performance guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with accrued interest owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties.

30 Commitments (continued)

(e) A subsidiary and certain jointly controlled entities are parties to agreements with third parties in respect of the joint development of Container Terminal 9 ("CT9") in Hong Kong, the related berth swap arrangement and the funding. The Group's attributable share of such commitments for capital expenditure as at 30 June 2004 has been disclosed in Note (a) above.

In the event of default of any of the third parties, the relevant subsidiary and jointly controlled entities will be required to provide additional funds for the project. The Group has given guarantees in respect of the obligations of the relevant subsidiary and jointly controlled entities to provide additional funds. During the year, the Group entered into amendment agreements with an associated company and the third parties pursuant to which guaranteed amounts for the joint development of CT9 and the related berth swap arrangement have been substantially reduced. Accordingly, should the Group be required to perform its obligations under the guarantees for the development of CT9 and the funding, the maximum amount of the additional liabilities assumed would be insignificant to the accounts of the Group (as at 30 June 2003: HK$1,321.8 million, out of which approximately HK$781.0 million had been counter-indemnified by an associated company).

One of the jointly controlled entities has obtained banking facilities to finance 60.0% of its share of development costs for CT9 and would reduce the funds to be injected by the Group accordingly. The Group has given guarantee in respect of the banking facilities and is included in Note 31.

(f) Future minimum rental payments receivable

The future minimum rental payments receivable under non-cancellable leases are as follows:

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
In the first year	**485.1**	481.2	**5.8**	4.9
In the second to fifth year inclusive	**555.1**	609.9	**18.2**	23.5
After the fifth year	**544.6**	410.6	**—**	0.5
	1,584.8	1,501.7	**24.0**	28.9

The Group's operating leases are for terms ranging from 1 to 6 years.

31 Contingent Liabilities

	Group		Company	
	2004 HK$m	2003 HK$m	**2004 HK$m**	2003 HK$m
Guarantees for				
Performance bonds in respect of construction contracts undertaken by the Group	**1,488.4**	1,373.2	**534.5**	100.8
Other performance bonds	**332.3**	211.9	**77.4**	77.7
Guarantees for credit facilities granted to				
Subsidiaries	**–**	–	**20,338.6**	24,081.8
Associated companies	**418.9**	1,581.4	**105.0**	105.0
Jointly controlled entities	**5,142.1**	4,536.9	**707.8**	1,733.5
Investee companies included under other investments	**4.2**	4.2	**4.2**	4.2
Indemnity to non-wholly owned subsidiaries for PRC tax liabilities	**1,925.2**	2,008.1	**6,347.6**	6,645.1
	9,311.1	9,715.7	**28,115.1**	32,748.1

Except for pending litigations as referred to in Note 34 to the accounts, the Group is in dispute with a joint venture partner in respect of certain property development projects in the PRC and the parties have taken legal actions against each other. As at the date of approval of these accounts, no statement of claims setting out details of the claims have been rendered to the Group. So far, the status of these projects remains unchanged. There is another dispute with another joint venture partner in respect of a hotel project in Malaysia, the trial of which was finished in July 2003 and a judgment in favour of the Group was handed down on 1 April 2004. An appeal has been lodged by the joint venture partner and is scheduled to be heard in June 2005. The Directors have obtained legal advice on the matters and are of the opinion that the matters will not have adverse material impact on the financial position of the Group.

32 Notes to Consolidated Cash Flow Statement

(a) Reconciliation of operating loss to net cash inflow generated from operations

	2004 HK$m	2003 HK$m (As restated)
Operating loss	**(3,770.3)**	(5,451.0)
Depreciation	**1,110.3**	1,200.7
Amortisation of		
Cost of investments in jointly controlled entities	**–**	10.4
Development costs	**0.4**	–
Goodwill and negative goodwill	**7.1**	5.4
Dilution loss on reorganisation of subsidiaries	**–**	196.4
Impairment loss on		
Fixed assets	**1,457.1**	386.8
Goodwill	**40.1**	21.0
Intangible assets	**401.2**	–
Provision for investments in		
A joint property development project	**–**	36.3
Associated companies	**–**	138.2
Jointly controlled entities	**29.0**	47.2
Listed and unlisted shares	**81.3**	101.4
Provision for		
Accounts receivable	**160.9**	35.5
Advances to associated companies	**150.5**	62.5
Advances to jointly controlled entities	**50.2**	480.8
Loans to investee companies	**304.2**	–
Other assets	**1,024.9**	122.4
Other investments	**2,367.1**	305.3
Payments on account	**–**	111.6
Provision for diminution in value of properties held for sale	**137.2**	2,352.3
Loss on dilution of interests in subsidiaries	**49.6**	0.3
(Write back of)/provision for revaluation deficit of a hotel property	**(3.7)**	178.3
Net loss/(profit) on disposal of		
Fixed assets	**26.3**	33.1
Associated companies	**(0.2)**	(3.1)
Jointly controlled entities	**(9.3)**	24.9
Listed shares	**(16.2)**	–
Other investments	**37.3**	(71.4)
Subsidiaries	**(389.4)**	(187.6)

32 Notes to Consolidated Cash Flow Statement (continued)

(a) Reconciliation of operating loss to net cash inflow generated from operations (continued)

	2004 HK$m	2003 HK$m (As restated)
Profit on partial disposal of subsidiaries	–	(56.4)
Write down of stocks to net realisable value	294.4	458.4
Write back of impairment loss on		
Fixed assets	(205.1)	–
A jointly controlled entity	(16.7)	–
Write back of provision for		
Diminution in value of properties held for sale	(1,160.2)	(40.0)
Unlisted shares	(4.7)	–
Premium on redemption of convertible bonds	0.2	1.9
Translation difference	1.0	26.2
Net interest expenses and dividend income	744.0	1,449.6
Operating profit before working capital changes	2,898.5	1,977.4
Decrease in stocks	11.3	271.0
Decrease/(increase) in properties held for sale	1,731.3	(1,713.2)
(Increase)/decrease in debtors and prepayments	(2,545.6)	1,683.1
Increase in other loans receivable	(38.7)	(3.7)
Increase/(decrease) in creditors and accrued charges	106.7	(1,670.9)
(Decrease)/increase in contracts in progress	(82.7)	11.8
(Decrease)/increase in deposits received on sale of properties	(88.6)	208.3
Net cash inflow generated from operations	1,992.2	763.8

32 Notes to Consolidated Cash Flow Statement (continued)

(b) Acquisition of subsidiaries

	2004 HK$m	2003 HK$m
Net assets acquired		
Intangible assets	5.8	–
Fixed assets	48.3	745.6
Associated companies	3.7	–
Jointly controlled entities	–	775.4
Stocks	1.8	7.9
Properties held for sale	35.9	107.7
Debtors and prepayments	89.2	253.7
Taxation	–	(0.5)
Cash and bank balances	24.5	265.8
Creditors and accrued charges	(121.7)	(413.0)
Short term bank loans	–	(902.8)
Long term liabilities	(4.4)	(79.1)
Minority interests	(35.6)	(21.3)
	47.5	739.4
Less: Interests originally held by the Group		
Associated companies	–	66.1
Jointly controlled entities	(47.9)	(540.5)
	(0.4)	265.0
Goodwill on acquisition	30.0	–
	29.6	265.0
Represented by:		
Cash	2.5	265.0
Deposits for proposed investments	27.1	–
	29.6	265.0

(c) Analysis of net inflow of cash and cash equivalents in respect of acquisition of subsidiaries

	2004 HK$m	2003 HK$m
Cash consideration	(2.5)	(265.0)
Cash and bank balances acquired	24.5	265.8
	22.0	0.8

32 Notes to Consolidated Cash Flow Statement (continued)

(d) Disposal of subsidiaries

	2004 HK$m	2003 HK$m
Net assets disposed		
Fixed assets	**1,905.7**	1,653.0
Associated companies	**–**	289.4
Jointly controlled entities	**682.4**	–
Stocks	**12.4**	25.1
Properties held for sale	**141.4**	–
Debtors and prepayments	**127.3**	16.5
Cash and bank balances	**396.1**	174.0
Creditors and accrued charges	**(500.5)**	(492.0)
Bank loans and overdrafts	**–**	(73.6)
Taxation	**(0.5)**	–
Long term liabilities	**(524.1)**	(380.2)
Deferred tax liabilities	**(103.3)**	(80.0)
Minority interests	**(552.3)**	(214.4)
	1,584.6	917.8
Goodwill	**1.5**	–
Net profit on disposals of subsidiaries	**389.4**	187.6
	1,975.5	1,105.4
Represented by:		
Cash	**1,370.0**	1,128.5
Long term receivables	**486.1**	–
Debtors and prepayments	**102.0**	0.4
Jointly controlled entities	**17.4**	(23.5)
	1,975.5	1,105.4

(e) Analysis of net inflow of cash and cash equivalents in respect of disposal of subsidiaries

	2004 HK$m	2003 HK$m
Cash consideration	**1,370.0**	1,128.5
Cash and bank balances disposed	**(396.1)**	(174.0)
	973.9	954.5

32 Notes to Consolidated Cash Flow Statement (continued)

(f) Restructuring of transport business and deconsolidation of a subsidiary

	2004 HK$m	2003 HK$m
Net assets deconsolidated		
Fixed assets	3,327.1	–
Associated companies	244.4	–
Jointly controlled entities	67.0	–
Cash and bank balances	217.8	–
Debtors and prepayments	180.3	–
Stocks	49.4	–
Creditors and accrued charges	(280.7)	–
Taxation	(0.2)	–
Long term liabilities	(624.9)	–
Deferred tax liabilities	(101.1)	–
Minority interests	(786.5)	–
	2,292.6	–
Represented by:		
Cash	1,548.6	–
Jointly controlled entities	831.4	–
Creditors	(87.4)	–
	2,292.6	–

(i) During the year, NWSH, Chow Tai Fook Enterprises Limited ("CTF") and Merryhill Group Limited ("Merryhill") entered into a share exchange which placed the respective transport and related business of the NWSH Group and CTF under Merryhill. Upon completion, each of the NWSH Group and CTF owns 50.0% of the total issued capital of Merryhill.

(ii) The NWSH Group entered into an agreement in principle (the "AIP") on 12 December 2003 with Wuhan City Construction Fund Management Office ("Wuhan Fund Office") for the disposal of its approximately 48.9% interest in Wuhan Bridge Construction Co., Ltd ("WBC"), a Sino-foreign joint stock company incorporated in the PRC, which operated the Yangtze River Bridge No. 2 in Wuhan. The consideration payable by Wuhan Fund Office is Rmb1,180.0 million (equivalent to approximately HK$1,100.0 million) and the said consideration will be settled by instalments on or before 31 December 2004 or 15th day after the approval of the proposed disposal by the relevant PRC authorities, whichever is later. The NWSH Group is in the process of finalising the sales and purchase agreement with Wuhan Fund Office. Notwithstanding the proposed disposal requires the entering into of a formal sale and purchase agreement and formal approval by the relevant PRC authorities, the NWSH Group considers that it no longer has control over the operations of WBC following the signing of the AIP. Accordingly, WBC, which was previously accounted for as a subsidiary, has been deconsolidated and the amount received, net of its carrying value shared by the NWSH Group of approximately HK$87.4 million, has been classified as creditors and accrued charges as at 30 June 2004.

32 Notes to Consolidated Cash Flow Statement (continued)

(g) Analysis of net inflow of cash and cash equivalents in respect of restructuring of transport business and deconsolidation of a subsidiary

	2004 HK$m	2003 HK$m
Cash consideration	1,548.6	–
Cash and bank balances deconsolidated	(217.8)	–
	1,330.8	–

(h) Analysis of changes in financing

	Share capital (including share premium) HK$m	Long term liabilities HK$m	Short term bank and other loans HK$m	Restricted cash and bank balances HK$m	Minority interests HK$m	Total HK$m
Balance at 30.6.2002	21,398.8	37,766.1	3,670.9	(2,404.4)	17,645.7	78,077.1
Net cash (outflow)/inflow from financing	(0.2)	(1,338.2)	(365.1)	731.1	(60.9)	(1,033.3)
Scrip dividends issued	168.5	–	–	–	–	168.5
Partial disposal of interest in subsidiaries	–	–	–	–	28.9	28.9
Acquisition of additional interests in subsidiaries	–	–	902.8	–	(244.2)	658.6
Disposal of subsidiaries	–	(380.2)	(73.6)	–	(214.4)	(668.2)
Decrease in deferred interest income	–	(10.9)	–	–	–	(10.9)
Increase in long term accounts payable	–	222.6	–	–	–	222.6
Acquisition of subsidiaries	–	79.1	–	–	21.3	100.4
Increase in minority interests as a result of Reorganisation and dilution of interests in subsidiaries	–	–	–	–	196.7	196.7
Minority interests' share of net loss and other reserves	–	–	–	–	(939.3)	(939.3)
Inception of finance leases	–	113.5	–	–	–	113.5
Translation difference	–	–	–	–	(13.5)	(13.5)
Balance at 30.6.2003	**21,567.1**	**36,452.0**	**4,135.0**	**(1,673.3)**	**16,420.3**	**76,901.1**
Net cash inflow/(outflow) from financing	**6,486.3**	**(7,487.2)**	**(1,224.2)**	**485.3**	**(293.1)**	**(2,032.9)**
Acquisition of additional interests in subsidiaries	**–**	**–**	**–**	**–**	**(37.9)**	**(37.9)**
Disposal of subsidiaries	**–**	**(524.1)**	**–**	**–**	**(552.3)**	**(1,076.4)**
Restructuring of transport business and deconsolidation of a subsidiary	**–**	**(624.9)**	**–**	**–**	**(786.5)**	**(1,411.4)**
Decrease in deferred interest income	**–**	**(5.7)**	**–**	**–**	**–**	**(5.7)**
Increase in long term accounts payable	**–**	**66.8**	**–**	**–**	**–**	**66.8**
Acquisition of subsidiaries	**–**	**4.4**	**–**	**–**	**35.6**	**40.0**
Increase in minority interests from dilution of interests in subsidiaries	**–**	**–**	**–**	**–**	**106.5**	**106.5**
Minority interests' share of net profit and other reserves	**–**	**–**	**–**	**–**	**(1,087.1)**	**(1,087.1)**
Inception of finance leases	**–**	**33.7**	**–**	**–**	**–**	**33.7**
Translation difference	**–**	**–**	**–**	**–**	**(8.1)**	**(8.1)**
Balance at 30.6.2004	**28,053.4**	**27,915.0**	**2,910.8**	**(1,188.0)**	**13,797.4**	**71,488.6**

(i) Non-cash transactions

The Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$33.7 million (2003: HK$113.5 million).

During the year, certain investment properties amounted to HK$285.5 million were transferred from a jointly controlled entity to the Group as partial settlement of an amount due by the jointly controlled entity.

33 Related Party Transactions

In addition to those disclosed in the accounts, the following significant related party transactions have been entered into by the Group during the year:

	2004 HK$m	2003 HK$m
Transactions with affiliated companies (Note a)		
Rental income (Note b)	**10.5**	12.4
Provision of contracting work service (Note c)	**559.2**	324.4
Interest income (Note d)	**103.2**	163.7
Purchase of assets (Note e)	**365.6**	810.7
Transactions/balances with other related parties		
Rental income (Note b)	**17.6**	17.6
Provision of contracting work service (Note c)	**282.4**	–
Management fee expenses (Note f)	**85.2**	72.2
Charter hire expenses, net of reimbursement (note g)	**12.1**	–
Disposal of fixed assets (Note h)	**–**	287.6
Disposal of other investments (Note h)	**–**	165.4
Disposals of subsidiaries (Note i)	**–**	347.8
Accounts receivable (Note j)	**220.0**	111.0
Accounts payable (Note k)	**158.1**	761.1

(a) Affiliated companies include associated companies and jointly controlled entities.

(b) Rental income is charged in accordance with respective tenancy agreements.

(c) Revenue from provision of contracting work is principally charged at terms no less favourable than those charged to and contracted with third party customers of the Group.

(d) Interest income is charged at interest rates as specified in Notes 16 and 17 on the outstanding balances due by the affiliated companies.

(e) This represents purchases of set-top-boxes, licences, interactive television network system and equipment which are developed by PrediWave at prices mutually agreed by both parties. As at 30 June 2004, the Group also paid an aggregate amount of approximately HK$843.9 million (2003: HK$936.5 million) to PrediWave as trade deposits for purchase of fixed assets.

(f) Management fee expenses are charged at rates in accordance with relevant contracts.

(g) Charter hire expenses are charged at terms pursuant to the master charter agreement entered into between a then subsidiary of the Group and certain companies controlled by CTF (the "Master Charter Agreement"). During the period from 1 July 2003 to 9 March 2004 (the "Period"), the charter hire expenses paid to related parties amounted to HK$43.0 million (year ended 30 June 2003: HK$8.5 million).

Under the Master Charter Agreement, CTF has agreed to provide guarantees in favour of the then subsidiary of the Group that the net profit before tax attributable to the operation of the vessels is not less than HK$10.0 million. An amount of HK$30.9 million, representing the shortfall, is repayable by CTF to the Group in respect of the guaranteed profit during the Period (year ended 30 June 2003: HK$8.5 million).

33 Related Party Transactions (continued)

(h) In previous year, certain transactions had been entered into between subsidiaries of the Group and subsidiaries of CTF for the disposal of fixed assets and other investments at their open market values at dates of disposals.

(i) In previous year, the Group disposed of its entire interest in a subsidiary to a subsidiary of CTF for a consideration of HK$347.8 million.

(j) The accounts receivable are unsecured, interest free, and have no fixed terms of repayment.

(k) The accounts payable are unsecured, interest free and are repayable on demand except for the amount of HK$755.7 million for 2003 which bore interest at rates ranging from 0.5% to 1.0% above 1-month HIBOR.

34 Pending Litigations

(a) In May 2004, NWTMT, a 54.44% owned listed subsidiary, filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("US") ("NWTMT Complaint") against the PrediWave Companies and Mr. Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr. Tony Qu and PrediWave, NWTMT entered into various agreements with the PrediWave Companies under which the Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave. NWTMT complained of various breaches, in relation to goods and services relating to the Technology, by Mr. Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, NWTMT claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by NWTMT in the law suit exceeds US$700.0 million (equivalent to approximately HK$5,460.0 million).

The directors of NWTMT have been advised by their external legal counsel that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the NWTMT Complaint is uncertain.

Based on the unaudited management accounts of the PrediWave Companies as at 31 December 2003 which were obtained prior to the commencement of the NWTMT Complaint, there was a balance of approximately US$344.0 million (approximately HK$2,683.0 million) in their bank accounts.

In June 2004, with the objective of preventing improper withdrawals of funds, Mr. Jimmy Li, the director nominated by NWTMT to certain PrediWave Companies sought to exercise the co-signing rights in relation to withdrawals of funds in excess of US$0.5 million from the bank accounts of certain PrediWave Companies by requesting a temporary restraining order from the court. However, such request was denied by the Superior Court of the State of California for the County of Santa Clara in the US.

34 Pending Litigations (continued)

In August 2004, the Superior Court of the State of California for the County of Santa Clara in the US made an order in favour of Mr. Jimmy Li permitting him to inspect all corporate books and records of certain PrediWave Companies. Mr. Jimmy Li is assisted by an accounting firm in the US to inspect the books and records but no meaningful financial information has been extracted as of the date of approval of the accounts.

As the directors of NWTMT were unable to freeze the bank accounts or enforce the co-signing rights, the directors of NWTMT consider that they cannot effectively monitor the utilization of funds by the PrediWave Companies. Notwithstanding that the bank balance of the PrediWave Companies were approximately US$344.0 million as at 31 December 2003 based on their unaudited management accounts, the directors of NWTMT expect that the utilisation of funds for legal costs and other causes beyond their control will be significant throughout the period up to the date when the NWTMT Complaint is concluded. In addition, in the absence of the availability of meaningful and updated financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential effect on the amount of assets recoverable, the Directors of the Company have concluded that a full provision of HK$3,082.0 million made against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave is most appropriate for the purpose of the accounts for the year ended 30 June 2004.

(b) In May 2004, PrediWave filed complaints to the Superior Court of the State of California for the County of Los Angeles in the US against NWTMT (the "PrediWave Complaint"). Under the PrediWave Complaint, PrediWave alleged that NWTMT had failed to make full payments under three purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the Group relating to the Technology with an outstanding amount of approximately US$58.9 million (equivalent to approximately HK$459.0 million). PrediWave claimed damages against NWTMT in an amount to be proved at trial, but not less than US$58.0 million (equivalent to approximately HK$452.0 million) together with interest and costs of legal proceedings, and a declaration that NWTMT should pay PrediWave the profits PrediWave would have received had NWTMT performed its obligations under various purchase order and agreements and that PrediWave should be entitled to retain the deposits made by NWTMT thereunder.

The Directors are of the view that the Group has proper and valid defences to the PrediWave Complaint, and accordingly, no provision for commitment/loss has been accounted for in the accounts.

35 Post Balance Sheet Event

On 29 March 2004, a sale and purchase agreement (the "S&P Agreement") was entered into between New World Telephone Holdings Limited ("NWTHL"), a wholly owned subsidiary of the Company, and Asia Logistics Technologies Limited ("ALT"), pursuant to which ALT agreed to purchase and NWTHL agreed to dispose of its entire interest in New World PCS Holdings Limited (the "Sale Shares"). The aggregate consideration for the Sale Shares amounted to HK$1,250.0 million which would be satisfied in cash upon the completion of the S&P Agreement. The S&P Agreement was conditional upon, among other conditions, the completion of the Subscription Agreement (as defined below).

A subscription agreement (the "Subscription Agreement") was also entered into on 29 March 2004 between Power Palace Group Limited ("PPG"), a wholly owned subsidiary of the Company, and ALT, pursuant to which PPG agreed to subscribe for: (i) 4,166,666,667 new shares of HK$0.01 each ALT (or 41,666,666 shares of HK$1.00 each immediately following ALT's capital reduction and consolidation of every 100 issued and unissued existing ALT's shares of HK$0.01 each into one consolidated ALT share of HK$1.00 each) at HK$0.012 per share (or HK$1.20 per consolidated ALT share), represented a discount of 72.7% to HK$0.044, being the closing price on the last trading day of the existing ALT shares prior to the suspension of trading of the ALT's shares on 26 March 2004; and (ii) the convertible note in the principal amount of HK$1,200.0 million entitling the holder to convert the principal amount into new ALT shares (or new consolidated ALT shares) at the initial conversion price of HK$0.012 per ALT share (or HK$1.20 per consolidated ALT share).

The S&P Agreement and the Subscription Agreement were completed on 6 July 2004.

36 Comparative Figures

Certain comparative figures have been restated or reclassified as a result of the adoption of SSAP 12 or to conform with the current year's presentation.

37 Approval of Accounts

The accounts were approved by the Board of Directors on 15 October 2004.

38 Principal Subsidiaries
As at 30 June 2004

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong					
Addlight Investments Limited	9,998	1	–	56	Property Investment
	2*	1	–	–	
Advance Planner Limited	100	1	40	51	Property Investment
All Speed Investment Limited	2	1	100	100	Property Investment
AOS Management Limited	2	1	–	100	Management Services
Arlaken Development Limited	40	100	100	100	Investment Holding
Atlantic Land Properties Limited	2	1	100	100	Investment Holding
Barbican Construction Company Limited	230,000	100	–	54	Construction
	20,000*	100	–	–	
Billionoble Investment Limited	4,998	1	–	54	Investment Holding
	2*	1	–	–	
Billion Huge (International) Limited	950,001	1	–	70	Investment Holding
Billion Park Investment Limited	1,000,000	1	–	55	Investment Holding
Birkenshaw Limited	10,000	1	–	100	Property Investment
Blanca Limited	10,000	1	–	100	Investment Holding
Bright Moon Company Limited	200	10	75	75	Property Investment
Broadway-Nassau Investments Limited	2	10,000	–	54	Property Investment
	3,000*	10,000	–	–	
Calpella Limited	2	10	–	100	Property Investment
Care & Services Company Limited	15,000,000	1	–	54	Elderly Care Services
Cheer Best Enterprises Limited	2	1	100	100	Property Investment
Cheong Sing Company Limited	10,000	1	100	100	Property Investment
City Team Development Limited	1,000,000	1	–	80	Property Investment
Crown Field Properties Limited	10	1	–	70	Property Investment
Dragon Crest Limited	2	1	–	100	Property Investment
Extensive Trading Company Limited	8,500,000	1	–	54	Trading of Building Materials
	1,500,000*	1	–	–	
Far East Engineering Services Limited	766,714	10	–	54	Mechanical and Electrical Engineering
	233,288*	10	–	–	
Fook Hong Enterprises Company Limited	10,000	100	100	100	Property Investment
General Security (H.K.) Limited	8,402	100	–	54	Security Services
	11,600*	100	–	–	
Gold Queen Limited	5,000	1	100	100	Property Investment
Golden Dragon Land Limited	2	10	–	100	Property Investment
Gradex Limited	2	1	–	100	Property Investment
Grand Hyatt Hong Kong Company Limited	1,000	1	–	64	Hotel Operation
Happy Champion Limited	2	1	100	100	Investment Holding
Head Step Limited	2	1	100	100	Property Investment
Hip Hing Builders Company Limited (formerly Tai Yieh Construction &	40,000	1,000	–	54	Construction and Civil Engineering
Engineering Company Limited)	10,000*	1,000	–	–	
Hip Hing Construction (China) Company	100,001	100	–	54	Construction
Limited	1*	100	–	–	
Hip Hing Construction Company Limited	400,000	100	–	54	Construction and Civil Engineering
	600,000*	100	–	–	

38 Principal Subsidiaries (continued)

As at 30 June 2004

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong (continued)					
Hong Kong Convention and Exhibition Centre (Management) Limited	3	1	–	54	Management of HKCEC
	1*	1	–	–	
Hong Kong Island Development Limited	33,400,000	5	6	100	Property Investment
Hong Kong Island Landscape Company Limited	980,000	10	–	54	Landscaping and Project Contracting
	20,000*	10	–	–	
Hong Kong New World Department Store Company Limited	968,153,000	1	100	100	Department Stores Operation
Hong Kong Ticketing Limited	11,481,580	1	–	43	Ticketing Services
Honour Shares Limited	100	1	–	100	Investment Holding
International Property Management Limited	450,000	10	–	54	Property Management
	95,500*	10	–	–	
Joint Profit Limited	2	1	100	100	Property Investment
Kamking Limited	2	1	100	100	Property Investment
Kentfull Contracting Limited	10	1	–	38	Interior Decoration Contracting
	5,000,000*	1	–	–	
Kin Kiu Enterprises Limited	10,000	1,000	100	100	Investment Holding
King Lee Investment Company Limited	300	1,000	100	100	Investment Holding
Kiu Lok Service Management Company Limited	2	100	–	54	Property Management
	1,002*	100	–	–	
Kiwi Kleeners Limited	1,000	100	–	54	Trading of Linen
Kleaners Limited	5,000,000	1	–	54	Laundry Services
Koon Soon Limited	2	1	–	100	Property Investment
Lingal Limited	1,800	1	–	70	Investment Holding
	200*	1	–	–	
Loyalton Limited	2	10	–	100	Property Investment
Macdonnell Hostel Company Limited	2	1	100	100	Hostel Management and Operation
Majestic Engineering Company Limited (formerly Majestic Electrical Engineering Company, Limited)	30,000	1,000	–	54	Mechanical and Engineering
Mega Choice Holdings Limited	100	1	80	80	Property Investment
Millennium Engineering Limited	18,750,000	1	–	49	Supply and Installation of Aluminium Windows and Curtain Wall
New China Laundry Limited	40,000,002	1	–	54	Laundry Services
	704,000*	1	–	–	
New Town Project Management Limited	2	1	100	100	Project Management
New Waly Interior Products Limited	1,000,000	1	–	38	Trading of Interior Products
New World Department Stores Limited	2	1	–	100	Management Services to Department Stores
New World Development (China) Limited	2	1	–	70	Investment Holding
	2*	1	–	–	

38 Principal Subsidiaries (continued)

As at 30 June 2004

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong (continued)					
New World Finance Company Limited	200,000	100	100	100	Financial Services
New World Harbourview Hotel Company Limited	1,000	1	–	64	Hotel Operation
New World Hotel Company Limited	40,000,000	1	–	64	Hotel Operation
New World Insurance Management Limited	100,000	1	–	54	Insurance Brokerage Service
New World Investments Limited	2	1	100	100	Property Investment
New World Nominee Limited	2	100	100	100	Nominee Services
New World PCS Limited	1,000,000	1	–	100	Mobile Telecommunication Services
New World Real Estate Agency Limited	2	1	100	100	Estate Agency
New World Tacko (Xian) Limited	10,000	1	–	45	Investment Holding
New World Telephone Holdings Limited	200	1	100	100	Investment Holding
New World Telecommunications Limited	9,999,998	1	–	100	Telecommunication Services
	2*	1	–	–	
New World Tower Company Limited	2	10	–	100	Property Investment
NWD (Hotels Investments) Limited	576,000,000	0.25	–	64	Investment Holding
NWD Finance Limited	2	1	100	100	Financial Services
NWS (Finance) Limited	2	1	–	54	Financial Services
Ngo Kee Construction Company Limited	270,000	100	–	54	Building and Construction
	1**	1	–	54	
Onfill Company Limited	2	1	100	100	Property Investment
Outboard Marine Corporation Asia Limited	64,133,565	1	–	100	Property Investment
Paterson Plaza Properties Limited	10,000	1	–	100	Property Investment
Peterson Investment Company Limited	10,000	1	100	100	Property Investment
Pollution & Protection Services Limited	18,057,780	1	–	54	Cleaning Services
	500,020*	1	–	–	
Polytown Company Limited	2	10	–	54	Property Investment
	100,000*	10	–	–	
Pontiff Company Limited	10,000,000	1	–	100	Property Investment
Pridemax Limited	2	1	–	100	Property Investment
Realray Investments Limited	2	1	100	100	Property Investment
Reliance China Project Management Limited	2	1	–	100	Project Management
Sky Connection Limited	100	1	–	54	Duty-Free, Liquor and Tobacco Sales
Spotview Development Limited	10,000	1	–	100	Property Investment

38 Principal Subsidiaries (continued)

As at 30 June 2004

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong (continued)					
Tao Yun Company Limited	2	10	–	100	*Property Investment*
Team Deco International Limited	2	1	–	54	Interior Design
Trade Port Enterprises Limited	2	1	100	100	Investment Holding
Trend Island Limited	2	1	–	70	Investment Holding
True Hope Investment Limited	4,998	1	–	54	Investment Holding
	2*	1	–	–	
Trump Champion Limited	2	1	–	100	Property Investment
Try Force Limited	4,998	1	–	54	Investment Holding
	2*	1	–	–	
Tsuen Wan Properties Limited	200	100	–	100	Property Investment
Uniformity Security Company Limited	2	100	–	54	Security Services
	2,500*	100	–	–	
Urban Parking Limited	10,000,000	1	–	54	Carpark Management
Urban Property Management Limited	49,995,498	1	–	54	Property Management
	4,502*	1	–	–	
Vibro (HK) Limited	20,000,004	3	–	54	Piling, Caisson and Civil Engineering
Wai Hong Cleaning & Pest Control Company Limited	400,000	100	–	54	Cleaning and Pest Control Services
Waking Builders Limited	20,000	1,000	–	54	*Construction*
Waygent Investment Limited	2	1	100	100	Property Investment
World Empire Property Limited	2	1	100	100	Property Investment
Young's Engineering Company Limited	4,000,000	10	–	54	Air Conditioning and Electrical Engineering
Incorporated in Cayman Islands and operated in Hong Kong					
New World China Land Limited	1,488,862,294	HK$0.10	68	70	Investment Holding
NW China Homeowner Development Limited	5,363,925	US$0.01	–	70	Investment Holding
New World TMT Limited (formerly New World Infrastructure Limited)	952,180,007	HK$1	–	54	Investment Holding
NWS Service Management Limited	1,323,943,165	HK$0.10	–	54	Investment Holding
Incorporated and operated in the Philippines					
New World International Development *Philippines, Inc.*	6,988,016	Peso100	–	27	Hotel Operation

\# Represented ordinary share capital, unless otherwise stated

* Non-voting deferred shares

** Non-voting preference shares

38 Principal Subsidiaries (continued)

As at 30 June 2004

	Registered capital	Attributable interest (Note a) To the Company	To the Group	Principal activities
Incorporated and operated in the PRC				
Beijing Autotech Service Co., Ltd.	US$2,550,000	–	100	Auto Repair Centre
Beijing Lingal Real Estates Development Co., Ltd.	US$13,000,000	–	70	Property Investment
Beijing Xintong Media & Cultural Development Co. Ltd.	Rmb30,000,000	–	28	Provision of Advertising and Media Related Services
Dalian New World Plaza International Co., Ltd.	Rmb58,000,000	–	61	Property Investment
Fung Seng Estate Development (Shanghai) Co., Ltd.	US$10,000,000	–	49	Property Investment
Gaoming Xinming Bridge Company Limited	Rmb60,000,000	–	43	Operation of Toll Bridge
Guangxi Beiliu Xinbei Highways Limited	Rmb99,200,000	–	32	Operation of Toll Road
Guangxi Cangwu Xincang Highways Limited	Rmb64,000,000	–	38	Operation of Toll Road
Guangxi Rongxian Xinrong Highways Limited	Rmb82,400,000	–	38	Operation of Toll Road
Guangxi Yulin Xinye Highways Limited	Rmb63,800,000	–	32	Operation of Toll Road
Guangxi Yulin Xinyu Highways Limited	Rmb96,000,000	–	32	Operation of Toll Road
Guangzhou Metropolitan Properties Co., Ltd.	HK$140,000,000	100	100	Property Investment
Guangzhou New World Properties Development Co., Ltd.	HK$170,000,000	100	100	Property Investment
Guangzhou Xin Hua Chen Real Estate Co., Ltd.	Rmb200,000,000	–	70	Property Investment
Guangzhou Xin Hua Jian Real Estate Co., Ltd.	Rmb244,000,000	–	70	Property Investment
Guangzhou Xin Yi Development Limited	HK$286,000,000	–	63	Property Investment
Nanjing Huawei Real Estate Development Co., Ltd.	US$12,000,000	–	64	Property Investment
New World Anderson (Tianjin) Development Co., Ltd.	US$10,000,000	–	70	Property Investment
New World Development (Wuhan) Co., Ltd.	US$12,000,000	–	70	Property Investment
New World (Shenyang) Property Development Limited	Rmb97,720,000	–	63	Property Investment
Ningbo New World Department Store Limited	Rmb40,000,000	–	100	Department Store Operation
N.S.A. (Tianjin) Int'l Cargo Distribution Co., Ltd.	US$870,000	–	54	Property Investment
Qingyuan Xincheng Highways Limited	Rmb72,000,000	–	44	Operation of Toll Road
Shanghai Heyu Properties Co., Ltd.	US$12,000,000	–	45	Property Investment
Shanghai Juyi Real Estate Development Co., Ltd.	Rmb350,000,000	–	49	Property Investment

38 Principal Subsidiaries (continued)

As at 30 June 2004

	Registered capital	Attributable interest (Note a) To the Company	To the Group	Principal activities
Incorporated and operated in the PRC (continued)				
Shanghai Ramada Plaza Ltd.	US$34,000,000	–	45	Property Investment and Hotel Operation
Shanxi Xinda Highways Limited	Rmb49,000,000	–	48	Operation of Toll Road
Shanxi Xinhuang Highways Limited	Rmb56,000,000	–	48	Operation of Toll Road
Shenyang New World Department Store Limited	Rmb30,000,000	–	100	Department Store Operation
Shenzhen New World Xianglong Network Technology Company Limited	Rmb200,000,000	–	54	Exploration of Wireless Telecommunication Network
Shenzhen New World Xianglong Technology Development Company Limited	Rmb100,000,000	–	54	Exploration of Wireless Telecommunication Network
Shenzhen Topping Real Estate Development Co., Ltd.	HK$182,000,000	–	63	Property Investment
Sun Long Communication Co., Ltd.	Rmb100,000,000	–	54	Provision of Telecommunication Related Services
Taiyuan Xintai Highways Limited	Rmb72,120,000	–	48	Operation of Toll Road
Taiyuan Xinyuan Highways Limited	Rmb85,880,000	–	48	Operation of Toll Road
Tianjin New World Department Store Limited	US$5,000,000	–	100	Department Store Operation
Wuhan New Eagle Development Company Limited	US$10,000,000	–	95	Property Investment
Wuhan New Eagle Properties Co., Limited	US$2,830,000	–	66	Property Investment
Wuxi New World Department Store Limited	US$5,000,000	–	100	Department Store Operation
Wuzhou Xinwu Highways Limited	Rmb72,000,000	–	24	Operation of Toll Road
Xiamen New World Xiangyu Warehouse & Processing Zone Limited	US$5,000,000	–	54	Development of Warehousing, Processing and Logistics Facilities
Xiamen Xinyuan Container Terminal Co., Ltd.	Rmb17,000,000	–	38	Cargo Consolidation, Container Storage, Repairs and Maintenance

Note:

(a) percentage of equity interest, in the case of equity joint ventures or joint stock limited company or profit sharing percentage, in the case of co-operative joint ventures.

38 Principal Subsidiaries (continued)

As at 30 June 2004

	Share capital issued[#] Number	Par value per share	Percentage of equity shares held By the Company	By the Group	Principal activities
Incorporated in Bermuda and operated in Hong Kong					
NWS Holdings Limited	1,792,454,316	HK$1	–	54	Investment Holding
Incorporated in British Virgin Islands					
Eddington Holdings Limited	100	US$1	–	82	Investment Holding
Ever Brisk Limited	1	US$1	–	70	Investment Holding
Fine Reputation Incorporated	10,000	US$1	100	100	Investment Holding
Fotoland Limited	1	US$1	–	100	Investment Holding
Hing Loong Limited	10,000	US$1	100	100	Investment Holding
Hinto Developments Limited	1	US$1	–	70	Investment Holding
Lotsgain Limited	100	US$1	–	54	Investment Holding
Magic Chance Limited	1	US$1	–	70	Investment Holding
Master Services Limited	1,000,000	US$0.01	–	33	Investment Holding
New World BioSciences Holdings Limited	1	US$1	–	100	Investment Holding
New World Enterprise Holdings Limited	1	US$1	100	100	Investment Holding
New World Hotels (Corporation) Limited	1	US$1	–	64	Investment Holding
New World Industrial Holdings Limited	1	US$1	–	100	Investment Holding
New World LifeTech Limited	100	US$1	–	80	Investment Holding
New World Telephone International Limited	100	US$1	–	100	Provision of Telecommunication Services
New World Venture Holdings Limited	1	US$1	–	100	Investment Holding
NWS Capital Finance Limited	1	US$1	–	54	Financial Services
NWS Engineering Group Limited (formerly NWS Engineering Limited)	50,000,000	HK$1	–	54	Investment Holding
NWS Infrastructure Management Limited	1	US$1	–	54	Investment Holding
NWS Ports Management Limited	1	US$1	–	54	Investment Holding
Park New Astor Hotel Limited	101	US$1	–	100	Property Investment
Power Palace Group Limited	1	US$1	100	100	Investment Holding
Radiant Glow Limited	1	US$1	–	70	Investment Holding
Sea Walker Limited	1	US$1	100	100	Investment Holding
Sparkling Rainbow Limited	1	US$1	–	70	Investment Holding
Steadfast International Limited	2	US$1	100	100	Investment Holding
Sweet Prospects Enterprises Limited	1	US$1	–	70	Investment Holding
Teddy Bear Kingdom Holdings Limited	10,000	US$1	–	57	Investment Holding
True Blue Developments Limited	1	US$1	–	70	Investment Holding
Twin Glory Investments Limited	1	US$1	–	70	Investment Holding

39 Principal Associated Companies

As at 30 June 2004

	Share capital issued# Number	Par value per share HK$	Percentage of equity shares held By the Company	By the Group	Principal activities
Incorporated and operated in Hong Kong					
Birkenhead Property & Investment Limited	1,200,000	1	–	50	Property Investment
CSX World Terminals Hong Kong Limited	55,000'A'	1	–	–	Operation of Container Terminal
	5,000'B'	1	–	18	
Estoree Limited	500'A'	10	–	–	Property Investment
	500'B'	10	–	50	
	9,000'C'*	10	–	–	
Ever Light Limited	1,000	1	40	40	Property Investment
Global Perfect Development Limited	1,000,000	1	–	35	Investment Holding
Global Winner Limited	2	1	–	50	Property Investment
Kentfull Engineering Company Limited	10,000	1	–	23	Building Construction
Pure Jade Limited	1,000	1	–	20	Property Investment
Quon Hing Concrete Company Limited	200,000	100	–	27	Production and Sales of Concrete
Ranex Investment Limited	100	1	–	10	Property Trading
Shun Tak Centre Limited	1,000	100	–	29	Property Investment
Silverland Limited	4	1	50	50	Property Investment
Sun City Holdings Limited	8,000,000	1	–	21	Investment Holding
Yargoon Company Limited	150,000	100	–	23	Stone Quarrying

	Registered capital/ Share capital issued# Amount/Number	Par value per share	Percentage of equity shares held By the Company	By the Group	Principal activities
Incorporated and operated in Thailand					
Ploenchit Arcade Company Limited	20,000	Baht10,000	–	13	Hotel Investment
Incorporated in British Virgin Islands					
Faith Yard Property Limited	2	US$1	–	35	Property Investment
Fortune Star Worldwide Limited	100	US$1	–	28	Investment Holding
Grand Make International Limited	100	US$1	–	31	Investment Holding
New QU Energy Limited	65,000,000ß	–	–	–	Development and Production of Heat Transfer Devices
	35,000,000+	–	–	35	
Newton Asia Limited	2	US$1	50	50	Property Investment
Incorporated and operated in the PRC					
Shangdong Unison Bioengineering Co., Ltd.	Rmb5,000,000	–	–	35	Chinese Herbal
Shanghai New World Huai Hai Property Development Co., Ltd.	US$108,500,000	–	–	31	Property Investment
Incorporated in Bermuda and operated in Hong Kong					
Tai Fook Securities Group Limited	572,281,699	HK$0.10	–	11	Investment Holding
Wai Kee Holdings Limited	792,824,034	HK$0.10	–	15	Investment Holding

39 Principal Associated Companies (continued)

As at 30 June 2004

During the year, certain companies were reclassified from associated companies to other investments (Note 18a). Details of these companies were set out as follows:

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share	By the Company	By the Group	
Incorporated and operated in the US					
Athena Database, Inc.	35,000,000ß	–	–	–	Development of
	15,000,000+	–	–	54	Database Application Tools
CyberLancet Corporation	50,000,000ß	–	–	–	Development of
	21,000,000+	–	–	54	Internet Technology
CyberNova Corporation	31,000,000ß	–	–	–	Development of Cable
	20,000,000+	–	–	54	Modem
Pine Global Marketing Ltd	31,000,000ß	–	–	–	Provision of Marketing
	17,500,000+	–	–	54	Services
PrediWave Corporation	35,000,000ß	–	–	–	Development of Video-
	15,000,000+	–	–	54	on-demand Technology
S.T.U.B. SATertainment, Inc.	60,000,000ß	–	–	–	Distribution of
	40,000,000+	–	–	54	Satellite Products
TechStock, Inc.	30,000,000ß	–	–	–	Investment Holding
	20,000,000+	–	–	54	
Visionaire Technology Corporation	34,000,000ß	–	–	–	Technology Investment
	15,000,000+	–	–	54	Holding
WarpEra Corporation	42,000,000ß	–	–	–	Development of
	18,000,000+	–	–	54	Computer Hardware and Software

\# Represented ordinary shares, unless otherwise stated.

* Non-voting deferred ordinary shares

** Non-cumulative non-voting redeemable preference shares

ß Common stocks

\+ Series A preferred stocks

40 Principal Jointly Controlled Entities
As at 30 June 2004

	Registered capital	Attributable interest Ω To the Company	Attributable interest Ω To the Group	Principal activities
Incorporated and operated in the PRC				
Equity Joint Ventures				
Beijing Orient Mosler Security Technology Co., Ltd.	US$2,000,000	–	35	Security System
CSX Orient (Tianjin) Container Terminals Co., Limited	US$29,200,000	–	13	Operation of Container Terminal
Guangzhou Oriental Power Company Limited	Rmb990,000,000	–	13	Generation and Supply of Electricity
Guangzhou Pearl River Power Company Limited	Rmb420,000,000	–	27	Generation and Supply of Electricity
Hong Kong Jing-Guang Development Ltd	HK$1,000,000	–	23	Hotel Operation
New World Liberty China Ventures Limited	US$100	–	71	Investment Holding
	US$12,000**	–	–	
Shanghai Jianmei Property Development Co., Ltd	US$10,000,000	–	21	Property Investment
Xiamen Xiang Yu Quay Co., Ltd.	Rmb384,040,000	–	27	Container Handling and Storage and Road Freight Operations
Yixing United Ceramics Company Ltd.	US$16,360,000	–	48	Ceramics Tiles Manufacturing
Co-operative Joint Ventures				
Beijing-Zhuhai Expressway Guangzhou-Zhuhai Section Company Limited	Rmb580,000,000	–	13	Operation of Toll Road
Beijing Chong Wen-New World Properties Development Co., Limited	US$104,100,000	–	49	Property Investment
Beijing Chong Yu Real Estate Development Co., Limited	US$81,840,000	–	49	Property Investment
China New World Electronics Limited	US$57,000,000	–	49	Property Investment
Guangzhou Cosmart Estate Development Limited	HK$48,000,000	–	42	Property Investment
Guangzhou Fong Chuen New World Properties Development Co., Limited	Rmb330,000,000	–	42	Property Investment
Guangzhou Fucheng Property Development Co., Limited	HK$80,000,000	–	42	Property Investment
Guangzhou Northring Freeway Company Limited	US$19,255,000	–	35	Operation of Toll Road
Huishen (Yantian) Expressway Huizhou Company Limited	Rmb139,980,000	–	18	Operation of Toll Road

40 Principal Jointly Controlled Entities (continued)

As at 30 June 2004

	Registered capital	Attributable interest Ω To the Company	To the Group	Principal activities
Incorporated and operated in the PRC (continued)				
Huizhou City Hui-Ao Roadway Company Limited	Rmb75,000,000	–	27	Operation of Toll Road
Huizhou City Huixin Expressway Company Limited	Rmb34,400,000	–	27	Operation of Toll Road
Huizhou New World Housing Development Limited	Rmb80,000,000	–	42	Property Development
New Bei Fang Hotel Ltd.	US$1,200,000	–	42	Property Investment
Neworgen Limited	US$6,000,000	–	50	Development of Biochemical Technology
Shanghai Trio Property Development Co., Limited	US$54,000,000	–	33	Property Investment
Shenzhen Top One Real Estate Development Co., Ltd.	HK$60,000,000	–	49	Property Investment
Sichuan Qianwei Dali Power Company Limited	US$30,000,000	–	32	Generation and Supply of Electricity
Tianjin New World Housing Development Co., Ltd.	Rmb80,000,000	–	42	Property development
Tianjin New World Properties Development Co., Ltd.	US$12,000,000	–	49	Property Investment
Tangjin Expressway (Tianjin North Section)				
Tianjin Xindi Expressway Company Limited	Rmb93,688,000	–	48@	Operation of Toll Road
Tianjin Xinlong Expressway Company Limited	Rmb99,400,000	–	48@	Operation of Toll Road
Tianjin Xinlu Expressway Company Limited	Rmb99,092,000	–	48@	Operation of Toll Road
Tianjin Xinming Expressway Company Limited	Rmb85,468,000	–	48@	Operation of Toll Road
Tianjin Xinqing Expressway Company Limited	Rmb99,368,000	–	48@	Operation of Toll Road
Tianjin Xinquan Expressway Company Limited	Rmb92,016,000	–	48@	Operation of Toll Road
Tianjin Xinsen Expressway Company Limited	Rmb87,300,000	–	48@	Operation of Toll Road
Tianjin Xinshi Expressway Company Limited	Rmb99,388,000	–	48@	Operation of Toll Road
Tianjin Xinsi Expressway Company Limited	Rmb96,624,000	–	48@	Operation of Toll Road
Tianjin Xintong Expressway Company Limited	Rmb99,448,000	–	48@	Operation of Toll Road
Tianjin Xintuo Expressway Company Limited	Rmb99,316,000	–	48@	Operation of Toll Road
Tianjin Xinxiang Expressway Company Limited	Rmb90,472,000	–	48@	Operation of Toll Road
Tianjin Xinyan Expressway Company Limited	Rmb89,028,000	–	48@	Operation of Toll Road
Tianjin Xinzhan Expressway Company Limited	Rmb89,392,000	–	48@	Operation of Toll Road
Wuhan Airport Road Development Limited	Rmb60,000,000	–	21	Operation of Toll Road
Wuhan New World Housing Development Limited	Rmb96,000,000	–	42	Property development
Wuhan Wuxin Hotel Co., Ltd.	US$13,500,000	–	42	Property Investment
Wuxi New City Development Co., Limited	US$10,040,000	–	26	Hotel Operation

Ω percentage of equity interest, in the case of equity joint ventures or joint stock limited company or profit sharing percentage, in the case of co-operative joint ventures.

@ Represented cash sharing ratio for the first 15 years of the joint venture period, thereafter the ratio will change to 60%.

40 Principal Jointly Controlled Entities (continued)

As at 30 June 2004

	Number	Share capital issued# Par value per share HK$	Percentage of equity shares held By the Company	By the Group	Principal activities
Company Limited By Shares					
Incorporated and operated in Hong Kong					
Asia Container Terminals Limited	1,000	1	–	13	Development and Operation of Container Terminal
Asian Success Investments Limited	900	1	–	33	Property Investment
ATL Logistics Centre Hong Kong Limited	100,000'A'	1	–	30	Operation of Cargo Handling and Storage Facilities
	20,000'B'**	1	–	43	
	54,918*	1	–	–	
ATL Logistics Centre Yantian Limited	10,000	1	–	25	Investment Holding
Best Link Development Limited	20	1	–	50	Property Investment
China Aerospace New World Technology Limited	30,000,000	1	–	27	Investment Holding
Direct Profit Development Limited	200,000	0.05	–	15	Property Investment
Far East Landfill Technologies Limited	1,000,000	1	–	25	Landfill
First Star Development Limited	100	1	–	27	Property Investment
Gloryland Limited	900	1	–	33	Property Trading
Grace Sign Limited	1,000	1	–	30	Property Investment
Istaron Limited	4	1	–	32	Investment Holding
Jade Gain Enterprises Limited	100	1	–	45	Property Investment
Kunming Fulintang Pharmaceutical Co., Ltd.	Rmb80,000,000	–	–	52	Pharmaceutical Chain Stores
Newfoundworld Holdings Limited	200,000	10	–	20	Investment Holding
Newfoundworld Limited	200,000	10	–	20	Property Trading
Ocean Champion Development Limited	10,000	1	–	50	Property Investment
Sheenity Enterprises Limited	10,000	1	–	50	Property Investment
Super Lion Enterprises Limited	2	1	50	50	Property Investment
Supertime Holdings Limited	100	1	–	27	Property Investment
Tate's Cairn Tunnel Company Limited	1,100,000	0.01	–	16	Operation of Toll Tunnel
	600,000,000*	1	–	–	
Wise Come Development Limited	30	1	–	40	Property Investment
Incorporated and operated in the PRC					
Fortune Leader Overseas Chinese (Daiyawan) Investment Co. Ltd.	US$16,950,000	–	–	24	Club House and Resort
Fortune Leader Overseas Chinese (Daiyawan) Real Estate Development Co. Ltd.	US$13,880,000	–	–	24	Property Investment

40 Principal Jointly Controlled Entities (continued)

As at 30 June 2004

	Number	Share capital issued# Par value per share HK$	Percentage of equity shares held By the Company	By the Group	Principal activities
Company Limited By Shares (continued)					
Incorporated in British Virgin Islands and operated in the PRC					
Holicon Holdings Limited	2	US$1	–	50	Property Development
Jaidan Profits Limited	2	US$1	–	50	Property Development
Jorvik International Limited	2	US$1	–	50	Property Development
Orwin Enterprises Limited	2	US$1	–	50	Property Development
Incorporated in British Virgin Islands					
CSX World Terminals New World Limited	2,000	US$1	–	27	Investment Holding
Merryhill Group Limited	500,000,016	HK$1	–	27	Investment Holding
Quick Wealth Investment Limited	100	US$1	–	32	Investment Holding
Right Choice International Limited	200	US$1	–	28	Property Investment
Incorporated and operated in Malaysia					
Great Union Properties Sdn. Bhd.	100,000,000	M$1	–	38	Property Investment
	10,000,000^	M$0.10	–	38	
T & T Properties Sdn. Bhd.	9,500,000	M$1	–	33	Property Investment
Incorporated in Hong Kong and operated in Macau and the PRC					
Sino-French Holdings (Hong Kong) Limited	1,086,280'A'	HK$100	–	–	Investment Holding, Operation of Water and Electricity Plants
	2,089,000'B'	HK$100	–	27	
	1,002,720'C'	HK$100	–	–	

Represented ordinary shares, unless otherwise stated.

* Non-voting deferred ordinary shares.

** Non-voting preference shares.

*** Non-voting deferred preference shares.

^ Redeemable cumulative preference share.

General Terms

ACT	Asia Container Terminals Limited
ALT	New World Mobile Holdings Limited (formerly Asia Logistics Technologies Limited)
ATL	ATL Logistics Centre Hong Kong Limited
CEPA	Closer Economic Partnership Agreement
CSXWT Hong Kong	CSX World Terminals Hong Kong Limited
Forex	Foreign exchange
FY	Fiscal year, 1 July to 30 June
GDP	Gross domestic product
GFA	Gross floor area
GNRR	Guangzhou City Northern Ring Road
Group	New World Development Company Limited and its subsidiaries
Hip Hing or Hip Hing Construction	Hip Hing Construction Company Limited
HK	Hong Kong
HKCEC	Hong Kong Convention & Exhibition Centre
HK$	Hong Kong dollar(s), the lawful currency of Hong Kong
HK$Bil or HK$ billion	billion of Hong Kong Dollars
HK$Mil or HK$ million or HK$m	million of Hong Kong Dollars
IDD	International Direct Dialing services
KCR	Kowloon Canton Railway
KLN	Kowloon
MTR	Mass Transit Railway
N/A or na	not applicable
New World or NWD	New World Development Company Limited
N.T.	New Territories
NWCEP or New World China Enterprises	New World China Enterprises Projects Limited
NWCL or New World China Land	New World China Land Limited
NWDS or New World Department Stores	New World Department Stores Holdings Limited
NWFB or New World First Bus	New World First Bus Services Limited
NWFF or New World First Ferry	New World First Ferry Services Limited
NWTMT or New World TMT	New World TMT Limited (formerly New World Infrastructure Limited)
NWM or New World Mobility	New World Mobility Limited
NWS or New World Services	New World Services Limited
NWSH or NWS Holdings	NWS Holdings Limited
NWT or New World Telecommunications	New World Telecommunications Limited
PRC or Mainland China	The People's Republic of China
PSPS	Private Sector Participation Scheme
Rd	Road
RMB	the lawful currency of PRC
SARS	Severe Acute Respiratory Syndrome
TBD	To be determined
TMT	Telecommunications, Media and Technology
URA	Urban Authority Renewal
UPML	Urban Property Management Limited
US	The United States of America
US$ or USD	United States dollar(s), the lawful currency of US
WTO	World Trade Organisation
NWPCS or New World PCS	New World PCS Limited

Financial Terms

ARPU	Average Revenue per user per month
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
Gearing Ratio	Net Book Debt / Shareholders' funds
(Loss)/earnings Per Share or EPS	(Loss)/profit attributable to shareholders / Weighted average number of shares in issue during the year
Net Debt	The aggregate of bank loans, other loans, overdrafts, convertible bonds and finance leases less cash and bank balances
Total Capitalisation	The aggregate of shareholders' funds, Total Debts and loans from minority shareholders
SSAP	Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants
Total Debts	Net Debts plus cash and bank balances

Technical Terms

CJV	Co-operative joint venture
EJV	Equity joint venture
IP	Internet protocal
JCE	Jointly controlled entities
WFOE	Wholly foreign-owned enterprises

Measurements

km	kilometre(s)
m^3	cubic metre
Mbps	Million bits per second
MW	megawatt(s), equal to 1,000kW
sq. ft.	square feet
sq. m.	square metre
TEU or TEUs	Twenty-Foot Container Equivalent Unit

Consolidated Balance Sheet

	2004 HK$m	2003 HK$m (As restated)	2002 HK$m	2001 HK$m	2000 HK$m
Assets and liabilities					
Intangible assets	**79.3**	513.3	123.3	–	–
Fixed assets	**33,897.6**	38,134.2	41,046.1	46,082.9	44,556.3
Investments in associated companies, jointly controlled entities and other non current assets	**36,403.5**	39,930.6	44,405.0	41,324.1	45,756.7
Current assets	**40,761.8**	36,916.5	41,212.1	43,072.1	37,704.2
	111,142.2	115,494.6	126,786.5	130,479.1	128,017.2
Less: Current liabilities	**20,148.2**	23,064.5	31,091.5	24,265.5	17,506.3
Total assets less net liabilities	**90,994.0**	92,430.1	95,695.0	106,213.6	110,510.9
Long term liabilities	**21,869.0**	29,027.9	24,013.2	30,022.3	33,611.9
Deferred taxation	**922.6**	1,024.7	62.9	24.8	18.6
Minority interests	**13,797.4**	16,420.3	18,019.0	17,407.7	17,298.7
Net assets	**54,405.0**	45,957.2	53,599.9	58,758.8	59,581.7
Capital and reserves					
Share capital	**3,457.3**	2,219.5	2,166.4	2,134.0	2,114.1
Reserves	**50,809.4**	43,737.7	51,216.9	55,249.2	56,094.0
Proposed final dividend	**138.3**	–	216.6	213.4	211.4
Shareholders' funds	**54,405.0**	45,957.2	53,599.9	57,596.6	58,419.5
Mandatorily convertible bonds	**–**	–	–	1,162.2	1,162.2
	54,405.0	45,957.2	53,599.9	58,758.8	59,581.7

Consolidated Profit and Loss Account

	2004 HK$m	2003 HK$m (As restated)	2002 HK$m	2001 HK$m	2000 HK$m
Turnover	**25,653.0**	21,056.3	22,874.6	24,382.4	20,535.2
Operating (loss)/profit before financing costs and income	**(2,978.0)**	(3,964.8)	3,102.6	1,770.7	2,638.6
Net financing costs	**(792.3)**	(1,486.2)	(1,402.6)	(1,538.5)	(1,485.1)
Share of results of associated companies and jointly controlled entities	**2,341.3**	306.4	565.1	885.5	774.2
(Loss)/profit before taxation	**(1,429.0)**	(5,144.6)	2,265.1	1,117.7	1,927.7
Taxation	**(980.2)**	(317.4)	(524.7)	(494.9)	(567.2)
(Loss)/profit after taxation	**(2,409.2)**	(5,462.0)	1,740.4	622.8	1,360.5
Minority interests	**1,433.0**	754.3	(465.0)	(576.4)	(1,145.5)
(Loss)/profit attributable to shareholders	**(976.2)**	(4,707.7)	1,275.4	46.4	215.0
Dividend per share (HK$)					
– interim	**0.02**	0.06	0.10	0.10	0.10
– final	**0.04**	–	0.10	0.10	0.10
	0.06	0.06	0.20	0.20	0.20
(Loss)/earnings per share (HK$)					
– basic	**(0.35)**	(1.96)	0.60	0.02	0.10
– diluted	**N/A**	N/A	N/A	N/A	N/A

Certain comparative figures for the year ended 30 June 2003 have been restated to reflect the adoption of Statement of Standard Accounting Practice 12 "Income Taxes". The comparative figures for the three years ended 30 June 2002 have not been restated as the Directors consider that this would involve undue delay and expense.

Board of Directors

Executive directors

Dato' Dr. Cheng Yu-Tung *(Chairman)*
Dr. Cheng Kar-Shun, Henry *(Managing Director)*
Dr. Sin Wai-Kin, David
Mr. Liang Chong-Hou, David
Mr. Leung Chi-Kin, Stewart

Non-executive directors

Mr. Cheng Yue-Pui
Mr. Cheng Kar-Shing, Peter
Mr. Chow Kwai-Cheung
Mr. Ho Hau-Hay, Hamilton
Mr. Liang Cheung-Biu, Thomas

Independent non-executive directors

Lord Sandberg, Michael
Mr. Yeung Ping-Leung, Howard
Dr. Cha Mou-Sing, Payson *JP*
Mr. Cha Mou-Zing, Victor *(alternate director to Dr. Cha-Mou Sing, Payson)*
Mr. Lee Luen-Wai, John *JP*

Company Secretary

Mr. Leung Chi-Kin, Stewart

Joint Auditors

PricewaterhouseCoopers
H.C. Watt & Company Limited

Solicitors

Yung, Yu, Yuen & Company
Woo, Kwan, Lee & Lo

Share Registrars and Transfer Office

Tengis Limited
Ground Floor, Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

Registered Office

30 Floor, New World Tower,
18 Queen's Road Central, Hong Kong
Tel: (852) 2523 1056
Fax: (852) 2810 4673

Principal Bankers

Bank of China
BNP Paribas
Citibank N.A.
DBS Bank
Hang Seng Bank
Industrial and Commercial Bank of China (Asia) Ltd.
Nanyang Commercial Bank
Sumitomo Mitsui Banking Corporation
Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation
UFJ Bank

Stock Code

Hong Kong Stock Exchange 0017
Reuters 0017HK
Bloomberg 17HK

Investor Information

For more information about the Group, please contact the Corporate Communications Department at:
New World Development Company Limited,
30 Floor, New World Tower,
18 Queen's Road Central, Hong Kong
Tel: (852) 2131 6790
Fax: (852) 2810 4673
e-mail: newworld@nwd.com.hk

Website

www.nwd.com.hk

Chinese Version
The Chinese version of this Annual Report is available on request from New World Development Company Limited.

Where the English and the Chinese texts conflict, the English text prevails.

© New World Development Company Limited 2004

New World Development Company Limited

30/F., New World Tower, 18 Queen's Road Central, Hong Kong
Tel: (852) 2523 1056 Fax: (852) 2810 4673
www.nwd.com.hk